December 5, 2007
SZPQ-GRI – 021/2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

DEC 27 P 2:42

07028812

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom It May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b) (4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.
In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Material Fact (11.30.2007) - Closing
- Minutes of the Extraordinary General Meeting (11.30.2007 – 8 am)
- Minutes of the Extraordinary General Meeting (11.30.2007 – 8h15 am)
- Minutes of the Board of Directors Meeting (11.30.2007)
- 3Q07 Financial Statements – US GAAP
- Notice to the Market (11.27.2007) – ISE
- Notice to the Market (11.23.2007) – Clarification of an articled published in the Brazilian press
- Protocol and Justification for the Incorporation of SPQ into Suzano Petroquimica (11.14.07)
- Call to the Special General Meeting to be held on the 30th of November, at 8:00 AM, (11.14.07)
- Call to the Special General Meeting to be held on the 30th of November, at 8:30 AM, (11.14.07)
- Material Fact (11.13.2007) – SPQ
- 3Q07 Earnings Release
- Notice to the market (11.01.07) - Dividends Distribution
- Material Fact (10.31.07) – Sale of Petroflex
- Petrobras' acquisition complementary Relevant Fact (09.27.07)
- Notice to the Market (09.27.07) - Co-CEO
- Notice to the Market (09.03.07) – Exercise of the Right of First Refusal on PQU's shares

SUPPL

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

Antônio Roberto da Silva
Investor Relations Director
Suzano Petroquímica S.A.


SUZANO
PETROQUÍMICA

Investor Relations Area:

+ 55 11 3583 5856
5886
5890
5827

szpq_ri@suzano.com.br

Suzano Petroquímica Releases 3Q07 Results

São Paulo, November 12, 2007 –Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), Latin American leader in the production of polypropylene and with jointly control in Rio Polimeros S.A. (Riopol) and interests in Petroquímica União S.A. (PQU), makes public today the results of the third quarter (3Q07).

3Q07 Highlights

Net Income of R$57.3 million in the 3Q07, cumulating R$183.4 million in the 9M07

The net income of Suzano Petroquímica in the 3Q07 was of R$57.3 million thanks to a greater contribution from the controlled companies through equity pick up and its effect in the assessment of less taxes due in this quarter, which diminished the impact of the smaller cash generation and financial result in the 3Q07 as regards the previous quarter.

In the year, the Company accumulated a net income of R$ 183.4 million, significantly reverting the cumulated loss in the 9M06, of R$9.7 million.

Maintenance of comfortable leverage levels

The Net Debt/(Ebitda + Dividends) ratio of the Parent Company ended the 3Q07 in 3.6x, slightly above the closing on Jun 30, 2007 as a result of Parent Company's lower cash availability, due to the acquisition of PQU's shares, by exercising our Right of First Refusal (and as a consequence the reassignment of PQU's shares from current assets to permanent assets), as well as the retreat in the cash generation of the Parent Company in the period.

The consolidated leverage at the end of the quarter was of 4.0x, repeating the level reached in the previous quarter since the growth of 0.7% in the consolidated cash generation in the last 12 months almost balanced the increase of 3.0% in the consolidated net debt in the period. For further details, see section "Consolidated Suzano Petroquímica".

Considering the Company's cash generation and indebtedness forecast for the end of this year, including expectations for the exchange rate in the future market also at the end of year, the payment received for Petroflex shares, in accordance to the Material Fact of October 31, and the second installment related to Politeno's sale earn-out formula, to be received in 4Q07, the Parent Company's leverage index shall be slightly below 3.0x at the end of this year. The consolidated leverage, in its turn, will probably be slightly below 3.7x at the end of this year, even considering Rio Polímeros' raw-material supply problems, which have been causing a negative impact in Rio Polimeros' performance.

This result shall confirm the success of the financial policy implemented by the Company since the end of 2005, based on long-term and low cost funding, as well as mostly in Dollar currency, naturally hedged by the net cash

flow in this foreign exchange. The strong recovery of Company's profitability, together with a divestment process executed at the planned time, allowed this strong and quick deleveraging observed since July of 2006.

Update of the earn-out formula related to the sale of Politeno

In October ended the assessment period of the spreads of polyethylene in the domestic market related to the earn-out formula for determining the final value of Politeno (sold upon down-payment last year). In November, an independent audit to assess the final spread to be used in the earn-out formula shall be carried out. We have today reinforced our conviction as regards the receipt of a second installment up to the end of the year, at a value between US$ 55 million and US$ 65 million, which shall be properly confirmed to the market.

In this quarter, we adjusted the provision made at the time of sale, which generated an additional positive financial impact of R$12.3 million in the 3Q07 Parent Company's result, through the equity pick up.

Exercise of the Right of First Refusal at PQU

Suzano Petroquímica has exercised, on August 31st, its right of first refusal to acquire Petroquímica União S.A. ("PQU") shares, due to the acquisition, by União de Indústrias Petroquímicas S.A. - Unipar, of PQU shares previously held by Dow Brasil S.A.. As announced, the decision to exercise the right of first refusal derived from the recent changes in the Brazilian's southeast petrochemical industry consolidation process. Upon the exercise of this right, the Company increased its stake in PQU's voting capital from 6.76% to 8.45% and in the total capital from 6.75% to 8.43%. The price paid for each common and preferred share is, respectively, of R$ 11.17 and R$ 10.15. The total amount paid was R$ 17.9 million.

Acquisition of Suzano Petroquímica by Petrobras

On August 3, 2007 it was annouced the sale purchase agreement for the acquisition, by Petrobras, of all shares of Suzano Petroquímica held by the controlling shareholder for the price of up to R$13.44 per common share and up to R$10.76 per preferred share.

According to the Material Fact made public by the Company on September 27, 2007, the final amount to be paid for both common and preferred shares may be reduced up to 7% as regards the amounts above mentioned as a result of the due diligence and of the assignment of the interests previously held by the Company in Petroflex, among others.

The closing of the acquisition deal of Suzano Petroquímica by Petrobras is foreseen to be concluded on November 30.

Further Events

Sale of the interests in Petroflex

According to the Material Fact of October 31, 2007, all the shares issued by Petroflex held by our subsidiary SPQ were assigned to Braskem and Unipar, corresponding to 4,759,274 common shares and 2,320,597 preferred shares of Petroflex, upon the payment of R$91.5 million. Therefore, from that day on, SPQ no longer holds any stake in Petroflex's capital.

According to the same Material Fact, this transaction shall cause a reduction of about 2.54% in the price of both common and preferred shares of Suzano Petroquímica informed in the Material Fact published on August 3rd, 2007.

Final Agreement between Riopol and the EPC Contractor

According to the Material Fact published in July 30, 2007, a final agreement between Riopol and the EPC contractor of its industrial complex was settled, finalizing all the discussions related to the delay in Riopol's start-up. The financial impact of the agreement is a non-operating revenue of R$ 142 million in the 3Q07 and Riopol, together with its shareholders and independent auditors, in light of the best accounting practices, decided to recognize a non-operational expense at the amount of R$ 84 million in the same period, aiming to reflect all the costs incurred by the contractor during the construction and testing phase of the complex.

Special Characteristics of this Publication of Results:

With the taking over of Polibrasil's full control on September 1st, 2005 and its further merge with Suzano Petroquimica on November 30th of that year, the Company had decided to discuss its results in pro forma basis, aiming to allow a better analysis of the business held by Suzano Petroquímica and thus ensuring better comparison with previous periods, and estimates of future results. However, since 1Q06 all information from the Parent Company already fully reflects the effective activities of the Company. Since this document is prepared based on comparisons with periods after 1Q06, including this one, the Parent Company has no need to discuss the results on pro forma basis.

The analysis of the Consolidated Suzano Petroquímica considers the Parent Company result proportionally consolidating the participation that the Company held, at the end of the 3Q07, in its jointly controlled companies, Riopol (33.33%) and Petroflex (20.12%). In view of the sale of the 33.9% stake in the capital of Politeno on April 4, 2006, the consolidated results shall be discussed on a pro forma basis, that is to say, disregarding the result related to the consolidation of Politeno, in the 1Q06, for purposes of a better comparison. The performance of the companies in which Suzano Petroquímica holds shared control is described in the analysis of the Consolidated Suzano Petroquímica.

All comparisons performed are related to the same period of 2006 (3Q06), except when otherwise indicated.

SUZANO PETROQUÍMICA PARENT COMPANY

Sectorial Scenario and Economic Context

In the 3Q07, the prices of oil and its derivatives raised thanks mainly to the geopolitical tensions in the Middle East, together with indicators of low levels of stocks in important oil consuming regions and further a world limited refining capacity to serve the demand.

The average price of Brent oil barrel raised about 8% as regards the 2Q07, from an average of US$69 in the 2Q07 to US$ 74 per barrel in the 3Q07. The naphtha price followed the oil trend, but not so strongly, with a high of only 0.8% in its price between the quarters, from an average of US$671/ton in the 2Q07 to US$ 677/ton in the 3Q07. Therefore, the naphtha/Brent oil price ratio fell from an average of 9.8 in the 2Q07 to 9.1 in the 3Q07.

The international propylene prices also had, in average, a high in the quarter, as a result of the high demand for propylene derivatives, together with production constraints and turnarounds both in refineries and in some *crackers* around the world. The US Gulf propylene raised about 2.4%, reaching the average value of US$ 1,160/ton in the 3Q07, with a small variation as regards the level reached in the 2Q07, while in Europe the naphtha based propylene raised 5.4%, reaching US$1,211/ton in the same period. Otherwise, the propylene in Asia had a retreat of 1.3% in its price during the quarter, reaching an average of US$ 1,128/ton, due to the fact that the demand of local purchasers is balanced thanks to the supply increase in this region.

The international polypropylene prices followed the behavior of the propylene and also had a high in its prices in the 3Q07. The prices of PP in Asia raised about 5.7%, reaching the average level of US$1,357/ton CFR China, while the prices of PP in Europe and the export prices in the US increased, in average, US$ 120/ton and US$ 56/ton in the quarter, respectively. This high of PP prices aimed to accommodate the recent highs in the propylene prices, counting on a very favorable background of strong international demand in several regions of the world. The USA continued its strong exporting movement, feasible due to the more competitive local propylene prices, below the ones practiced in Europe and in Asia.

In Brazil, the thermoplastic resins market in the 3Q07 kept its performance similar to the 2Q07. According to preliminary data from ABIQUIM/Coplast, the internal consumption of thermoplastic resins (without PET) grew 0.9% as regards the 2Q07, reaching 1,104 million of tons of resins consumed. Furthermore, the imports of the aggregate of resins had a retreat of 1.3% in the 3Q07 as regards the 2Q07, replaced by sales of the local producers. In the first 9M07, the Brazilian market of thermoplastic resins grew 5.0%, cumulating 3,235 million of tons of resins consumed locally. Otherwise, the imports of resins in the first 9M07 reached 479.0 thousand tons, favored by the current levels of the exchange rate, representing a growth of 16.0% as regards the imports of the same period of the previous year.

As regards the polypropylene, its demand didn't follow the same path of the demand for the aggregate of thermoplastic resins in the 3Q07. The internal consumption of polypropylene decreased 4.3% as regards the 2Q07, reaching 308.8 thousand tons in the 3Q07. The imports of polypropylene in the 3Q07 amounted 44.9 thousand tons and represented a growth of 12.2% as regards the previous quarter, strongly pressing the internal sales of local producers, which had a fall of 6.6% between said periods. In the accumulated of the year, the Brazilian market of polypropylene reached 911.9 thousand tons, representing a high of 6.4% as regards the 9M06. In the 9M07, about 13.5% of the local demand was supplied by imports, while in the 9M06 the participation of the imports was restricted to 8.6% of the internal demand, again an effect of the current levels of the exchange rate in Brazil.

Production


'000 tons
146
163
142
411
443
-13.0%
7.8%

The production of polypropylene in the 3Q07 was of 142.0 thousand tons, representing a reduction of 13.0% as regards the production of the 2Q07 and of 3.0% as regards the 3Q06. The operating rate in the 3Q07 was of 86.6%, considering a planned turnaround of 9 days in the Duque plant for replacement of catalyst. Some operating problems caused unplanned stoppages of the plants diminishing in 6.7% the capacity available for production in the 3Q07. The following chart shows the Company's quarterly operating rate and how much the availability of polypropylene production capacity was affected by planned and unplanned stoppages during those periods.

The production of polypropylene accumulated in the 9M07 reached 443.0 thousand tons, 7.8% above the production accumulated in the 9M06 mainly as a result of the 60 thousand tons increase in the production capacity of Mauá facility, which took place in July of last year. The accumulated adjusted operating rate in the 9M07 was of 92.4%, 0.5 p.p. higher than the operating rate accumulated in the 9M06, of 91.9%.


Operating Rate
90%
95%
94%
92%
92%
7%
2%
85%
95%
83%
85%
86%
3Q06
2Q07
3Q07
9M06
9M07
non programmed stoppage
programmed stoppage
operating rate

Sales


('000 tons)
150
155
147
422
433
116
125
111
333
336
+21.1%
-11.1%
+0.7%
+9.7%
3Q06
2Q07
3Q07
9M06
9M07
Domestic Sales
Exports

The total sales of polypropylene in the 3Q07 were 147.0 thousand tons, 4.9% below the result of the 2Q07 and 1.8% smaller than the 3Q06 basically as a result of fewer sales in the domestic market, which were partially compensated by greater exports volumes in the period. In the 9M07, the total sales reached 432.8 thousand tons, 2.6% above the result in the 9M06, with the internal sales and exports 0.7% and 9.7% higher between the periods, respectively.

The domestic sales in the 3Q07 totalized 111.0 thousand tons, a volume 11.1% smaller than the one sold in the 2Q07. Disregarding the effect of sales which have been postponed from the 1Q07 to the 2Q07, the retreat of the internal sales of the Company in the 3Q07 as regards the 2Q07 was about 7.2%, aligned with the reduction of 6.6% recorded in the total internal sales of the Brazilian producers of polypropylene. Indeed, a part of the sales of the local producers was replaced by imports, which had a growth of 12.2% between the quarters, favored by the level of the exchange rate. In spite of that, the Brazilian demand for polypropylene had a retreat of 4.3% between the 2Q07 and the 3Q07, which may be caused by a possible postponement of purchases to the 4Q07 as a result of an anticipation of purchases in the 2Q07, with inventories being consumed in the quarter. As regards the 3Q06, the domestic sales of the Company in the 3Q07 had a decrease of 4.5%, also equal to the performance of the local sales of the Brazilian producers, which retreated 4.6% between said periods as a result of the strong progress of 80.2% in the imports of resin, which supported a growth of 2.4% of the Brazilian demand for polypropylene between the 3Q06 and the 3Q07.

The domestic sales of the Company accumulated in the 9M07 amounted 335.7 thousand tons, 0.7% above the results in the 9M06, a performance aligned with the behavior of the internal sales of the Brazilian producers, which also increased only 0.7% between the periods. Between these periods, the internal demand of polypropylene grew 6.4%, and this increase in demand was almost completely supplied by imports, which increased 67.2% between the 9M06 and the 9M07.


Exports Destination (%) 3Q07
Others
Africa
Europe
20%
Latin America

Our external sales totalized 36.1 thousand tons in the quarter, representing 24.5% of the total sales in the period. This volume was 7.7% and 21.1% higher than the 3Q06 and 2Q07, respectively, reflecting the good moment of the international market, which presented ascending polypropylene prices throughout the months. Regions like Latin America, Africa and Europe presented very

attractive trade conditions in the period, supported by a strong demand and high prices. Latin America, a destination which provides the best margins, represented 47.0% of the exports of the Company to the external market, followed by Africa, with 25.8% and Europe, with 19.5% of the exported volume. In the 9M07, our exports amounted 97.1 thousand tons, 9.7% higher than the ones occurred in the same period of the previous year.

Sales Prices


US$/t
Evolution of PP Prices
(ICIS-LOR basis)
1.800
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
Europe Domestic
PP USA Export
PP Asia
SZPQ DM (Net Rev/ton)

The maintenance of a strong demand in the international market and turnarounds in some producers made the balance between supply and demand tight and promoted ascending moves in the polypropylene prices, impelled also for the high in the propylene prices. In average, according to data from the consultancy company Icis-Lor, the polypropylene prices in Asia presented a growth of 5.7% between the 2Q07 and the 3Q07, while the prices in Europe raised about 7.7% and those of exports of polypropylene from the USA raised 4.3% between the periods. Indeed, the USA took advantage of lower prices of propylene in the country to raise the competitiveness of its product in the international market, making feasible very expressive export volumes that contributed further for less pressure of supply of products in the US market.

Our 3Q07 average net revenue per ton in Reals in the domestic market was 0.3% and 1.2% below than the ones verified in the 2Q07 and 3Q06, respectively. When measured in Dollars, however, the 3Q07 net revenue per ton in the domestic market was 3.1% higher than the 2Q07, and further 11.8% higher than the one in the 3Q06, as a result of the appreciation of the Real over the Dollar within the periods.

Now, the 3Q07 net revenue per ton assessed in the external market, when expressed in Reals, had a high of 3.0% as regards the 2Q07, but was 5.9% smaller than the net revenue per ton recorded in the 3Q06, as a result of the effect of the exchange rate in the export prices in Dollars. Therefore, when expressed in Dollars, we see an increase of 6.6% in the net revenue per ton of exports as regards the 2Q07 and also as regards the 3Q06, a reflex of better business opportunities in the international market.

Net Revenue


'000 ton
3Q06
2Q07
3Q07
9M06
9M07
508
409
516
436
486
386
-5.8%
+24.7%
-11.4%
1,353
1,114
1,443
1,178
+6.6%
+10.6%
+5.7%
Domestic Sales
Exports

The net revenue was of R$485.6 million in the 3Q07, 5.8% smaller than the one assessed in the 2Q07 as a result of a decrease of 4.9% in the sales volume and a net revenue per ton, in Reals, 0.9% lower between the periods. When measured in Dollars, the net revenue of the 3Q07 was 2.6% lower than the one of the 2Q07, since the 4.9% fall in the sales volume was attenuated by a global net revenue per ton in Dollars 2.4% greater this quarter.

The net revenue accumulated in the 9M07 was of R$1,442.6 million, 6.6% above the results in the 9M06 due to the combination of a sales volume 2.6% greater and a global net revenue per ton in Reals 3.9% higher. When measured in Dollars, the net revenue recorded in the 9M07 presents a high of 16.2%, due mainly to a global net revenue per ton in Dollars 13.2% greater, combined with a sales volume 2.6% higher.

The net revenue arising from the volume sold in the domestic market in the 3Q07 was of R$385.7 million, 11.4% lower than that of the 2Q07 basically as a result of a volume of domestic sales 11.1% smaller. When expressed in Dollars, the net revenue in the internal market reached US$ 201.1 million, 8.4% below the one of the 2Q07 as an effect of a net revenue per ton in Dollars 3.1% higher, attenuating the sales volume 11.1% lower. As regards the 3Q06, the net revenue of the domestic sales, when expressed in Reals, was 5.7% lower, due to a combination of a sales volume and a net revenue per ton 4.5% and 1.2% lower, respectively.

In Dollars, a higher of 6.7% is verified as regards the 3Q06, since the net revenue per ton in Dollars 11.8% higher in the 3Q07 attenuated the 4.5% fall in the sales between the periods. In the accumulated of the 9M07, the net revenue assessed in the internal market in Reals reached R$ 1,177.9 million, 5.7% higher than the same period of last year as an effect of a net revenue per ton in the domestic market 5.0% higher and a sales volume 0.7% greater. In Dollars, the net revenue assessed in the internal market in the 9M07 was of US$ 588.1 million, 15.2% higher than the 9M06, as an effect mainly of the record of a net revenue per ton in the domestic market in Dollars 14.4% greater between the periods.

The net revenue arising from the sales to the external market amounted R$ 99.9 million in the 3Q07, 24.7% above the results in the 2Q07 as a result of a volume of exports 21.1% greater and a net revenue per ton of exports in Reals 3.0% higher. When expressed in Dollars, the net revenue of exports in the 3Q07 reached US$ 52.1 million, 29.0% above the previous quarter as a result of the greater sales volume and of the net revenue per ton in Dollars 6.6% higher. As regards the 3Q06, the net revenue of exports of the 3Q07 expressed in Reals was 1.3% higher since the increase of 7.7% in the volume sold between the periods dampened the impact of the 5.9% fall in the net revenue per ton of exports. Now, in Dollars, the net revenue grew 14.7% between the periods since the sales volume 7.7% greater was powered by a net revenue per ton in Dollars 6.6% higher. In the accumulated of the 9M07, the net revenue assessed in the external market in Reals reached R$ 264.7 million, 10.6% higher than the same period of the previous year as an effect mainly of a sales volume 9.7% greater. When expressed in Dollars, the net revenue assessed in the internal market in the 9M07 was of US$ 132.2 million, 20.5% higher than the 9M06, as an combined effect of a net revenue per ton of exports in Dollars and a sales volume 9.9% and 9.7% greater, respectively.

Cost of Goods Sold (CoGS)


Other Raw Materials 7.4%
Depreciation 4.8%
Labor 4.8%
Energy 1.2%
Others 2.1%
Main Feedstock 79.7%

The cost of goods sold (CoGS) in the 3Q07 was of R$411.9 million, 1.7% below the results in the 2Q07 basically as a result of a sales volume 4.9% lower combined with a CoGS per ton 3.5% higher. The 3Q07 CoGS per ton was of R$2.801, reflecting mainly the 3.0% increase in the cost per ton of propylene recorded in the quarter, resulting from increases in the prices of raw materials in the international market. In Dollars, the CoGS per ton recorded in the 3Q07 was of US$ 1,461, 7.0% above the one recorded in the 2Q07 basically as a result of the recording of a cost of propylene per ton in Dollars 6.5% greater. As regards the 3Q06, the CoGS recorded in the 3Q07 was 2.1% lower basically as a result of a sales volume and a CoGS per ton 1.8% and 0.3% lower, respectively. In Dollars, the CoGS per ton of the 3Q07 had an increase of 12.9% as regards the one recorded in the 3Q06.

In the accumulated in the 9M07, the CoGS amounted R$ 1,180.5 million, in line with the one recorded in the 9M06 since the effect of the sales volume 2.6% greater was practically annulled by the recording of a CoGS per ton 2.9% lower in the quarter, reaching R$ 2,728/ton. In Dollars, the accumulated CoGS in the 9M07 reached US$ 589.4 million, 8.6% above of the same period of last year as a result of the combination of a sales volume 2.6% greater and a CoGS per ton in Dollars 5.8% higher, in the amount of US$ 1,362/ton. The increase of 5.8% in the CoGS per ton in Dollars accumulated in the 9M07 reflects mainly the increase of 6.8% in the average cost of the propylene recorded this year, reaching US$ 1,077/ton.

Sales, General, and Administrative Expenses (SG&A)

The total sales, general, and administrative expenses (SG&A) totalized R$ 47.1 million in the 3Q07, 1.9% below the results in the 2Q07. Excluding the non-recurring effects in the SG&A in the 2Q07 and 3Q07, discriminated below, the SG&A of the 3Q07 would represent a 4.7% decrease as regards the adjusted SG&A of the 2Q07. In the accumulated of the year, the SG&A amounted R$ 140.0 million, in line with the one recorded in the 9M06. Following the same analysis and excluding the non-recurring items, in the accumulated of the year the SG&A totalized R$ 136.6 million and is also in line with the one recorded in the 9M06.

The sales expenses in the 3Q07 were of R$31.1 million, 5.0% below the results in the 2Q07 basically as a result of the volume sold 4.9% lower. Eliminating the non-recurring effects, in special the provision for bad debt, the sales expenses in the 3Q07 remain 7.5% below those recorded in the 2Q07. In the accumulated of the year, the sales expenses totalize R$ 99.0 million, only 0.6% above the results of last year, and, excluding the non-recurring items, the level of sales expenses in the 9M07 is practically the same as the one of the 9M06, once the sales volume in the 9M07 exceeded in 2.6% the ones in the 9M06.

The general and administrative expenses recorded in the 3Q07 totalized R$ 16.0 million, 4.9% higher than the ones in the 2Q07 mainly as a result of higher expenses with third parties. It is worthy to mention that in the 3Q07 was recorded an amount of R$1.3 million related to special projects, as activities related to the sale of the interests

in Petroflex and study of opportunities of consolidation and new businesses. In the 2Q07, the amount recorded for projects of said nature in the general and administrative expenses was of R$0.7 million. Excluding this effect, the general and administrative expenses of the 3Q07 would be only 0.7% higher than the ones of the 2Q07. In the accumulated of the year, the general and administrative expenses totalized R$ 42.0 million, practically in line with the expenses recorded in the 9M06. Excluding the effect of the non-recurring items, including the special projects and a review of the provision for payment of PLR bonuses in the 1Q07, the general and administrative expenses recorded in the 9M07 would be 2.1% higher.

Ebitda


EBITDA and EBITDA Margin
In R$ millions and %
12.6%
15.5%
9.7%
8.1%
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
68.5
72.8
47.0
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

The operating cash generation of the Company in the 3Q07 measured by the Ebitda criteria was of R$47.0 million, representing a 35.4% fall as regards the 2Q07 basically as a result of a gross profit 23.9% lower, arising from a 4.9% fall in the sales volume, a net revenue per ton 0.9% lower and a CoGS per ton 3.5% higher. The Ebitda margin assessed in the 3Q07 was of 9.7%, 4.4 b.p. below the Ebitda margin of the 2Q07, reflecting the tougher scenario of the domestic market combined with the high in the prices of raw materials.

However, the accumulated Ebitda in the 9M07, of R$188.2 million, is 107.4% greater than the accumulated in the 9M06 and already exceeds in 20.7% the Ebitda accumulated in the whole year of 2006. The Ebitda margin accumulated in the 9M07 was of 13.0%, 6.3 b.p. above the Ebitda margin accumulated in the 9M06.

Financial Result and Indebtedness

In September 30, 2007, the gross indebtedness (considering principal and interests) of Suzano Petroquímica totalized R$1.198.6 million, 2.0% below the level of indebtedness at the closing of the 2Q07 mainly because the appreciation of the Real over the Dollar within the quarters. However, the net indebtedness reached R$ 913.9 million, representing an increase of 7.8% as regards the closing of the previous quarter due to a lower cash availability, caused by the acquisition of PQU's shares, by exercising our Right of First Refusal (and as a consequence the assignment of PQU's shares from current assets to permanent assets), as well as the retreat in the cash generation of the Parent Company in the period. For more details, see Note No 11 of the ITR.

Exposure per Term (%)


82 9%
80 2%
79 3%
20.7%
3Q06
2Q07
3Q07
Short Term
Long Term

Exposure per Currency (%)


69.4%
68 0%
66 8%
30,6%
32,0%
33,2%
3Q06
2Q07
3Q07
R$
US$

Exposure per Indexer (%)


4%
4%
4%
28%
27%
27%
27%
28%
29%
3Q06
2Q07
3Q07
CDI
Libor
Fixed (US$)
TJLP

In the 3Q07, the net financial result of the Parent Company was positive in R$13.0 million, mainly due to the appreciation of 4.7% of the Real over the Dollar between July and September 2007, which generated a exchange and monetary positive change on the contracted debt of R$39.8 million, besides a financial revenue of R$4.6 million resulting from financial investments. The share of financial expenses related to payment of interests on the debt reached R$ 23.4 million, forming the financial result as in the chart below:

Financial Result (R$ million)	3Q07	2Q07	3Q06
Financial Expenses	**12.5**	**15.6**	**(34.6)**
Interests (ACC/ Loans)	(23.4)	(28.8)	(28.0)
Adjustment for Inflation	-	-	-
Exchange Rates	39.8	47.7	(1.0)
Banks/ CPMF/ IOF taxes	(2.4)	(3.1)	(4.4)
Others	(1.5)	(0.1)	(1.2)
Financial Revenues	**0.5**	**5.9**	**2.7**
Interests on Financial Investments	4.6	5.9	2.7
Adjustment for Inflation	-	-	-
Exchange Rates	(4.1)	-	-
Net Financial Result	**13.0**	**21.4**	**(31.9)**

Additionally, the Company obtained revenue from interests on financial investments in the 3Q07 in the amount of R$4.1 million, resulting from investment of the cash of its fully-owned subsidiary SPQ Investimentos e Participações, recorded in the result of the Parent Company through equity pick up.

According to the debt amortization schedule beside, on September 30, 2007, the average debt maturity was of 4.4 years. The average cost of debt in the 3Q07 was of US$ + 6.38%.


Amortization Time Schedule (USD million)
26
103
57
57
79
89
70
24
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2014
2016
2017

Net Debt / (Ebitda+Dividends)


Net Indebtness / (Ebitda + Dividends)
Parent Company
7.1
6.8
5.5
4.0
3.2
3.6
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07
09.30.07

The Net Debt/(Ebitda + Dividends) ratio of the Parent Company ended the 3Q07 in 3.6x, slightly above the closing on June 30, 2007 as a result of Parent Company's lower cash availability, due to the acquisition of PQU's shares, by exercising our Right of First Refusal (and as a consequence the reassignment of PQU's shares from current assets to permanent assets), as well as the retreat in the cash generation of the Parent Company in the period.

Considering the Company's cash generation and indebtedness forecast for the end of this year, including expectations for the exchange rate in the future market also at the end of year, the payment received for Petroflex shares, in accordance to the Material

Fact of October 31, and the second installment related to Politeno's sale earn-out formula, to be received in 4Q07, the Parent Company's leverage index shall be slightly below 3.0x at the end of this year.

This result shall confirm the success of the financial policy implemented by the Company since the end of 2005, based on long-term and low cost funding, as well as mostly in Dollar currency, naturally hedged by the net cash flow in this foreign exchange. The strong recovery of Company's profitability, together with a divestment process executed at the planned time, allowed this strong and quick deleveraging observed since July of 2006.

Net Income

The net income recorded in the 3Q07 was of R$57.3 million, and the impact of the lower cash generation in the quarter have been mitigated by an expressive equity pick up of R$38.6 million and its effect in the assessment of lower taxes due in the quarter, besides the contribution from the positive financial result of R$13.0 million, and despite the recurring amortization of R$13.9 million related to the goodwill for the acquisition of Polibrasil. It is worthy to mention that the equity pick up was favorably impacted by the additional accounting of R$12.3 million related to another adjustment derived from the recurring assessment of the earn-out formula related to the sale of our interests in Politeno.

The net income accumulated in the 9M07 reached R$183.4 million, the greater historical level in a period of nine months, due mainly to the strong cash generation recorded in said period, the recording of a equity pick up in the amount of R$99.0 million, a positive financial result of R$43.8 million, and despite the recurring amortization in the year of R$41.1 million related to the goodwill for the acquisition of Polibrasil.

Investments

The investments of the Company were of R$38.0 million in the 3Q07, of which 92.4% were destined to the projects of expanding our polypropylene production capacity, and the remaining to the maintenance of the production equipment and other investments, according to the competence criteria.


R$ million
Expansion
Maintenance
5.6
10.0
3.7
6.5
5.3
16.0
15.4
24.4
32.9
18.2
38.0
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4T06 1T07 2T07 3T07

The Company is increasing the production capacity of its Mauá and Duque de Caxias plants, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The schedule to start the operations of the new capacity sets forth the following stages: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque's unit, which must be completed in the 4Q07; (2) expansion of the polypropylene production capacity of the Duque de Caxias (RJ) unit in 100 thousand tons/year in the 4Q07; (3) second stage of the increase in the polypropylene production capacity of the Mauá (SP) unit, which will add 90 thousand tons/year more, foreseen for the 2Q08. The disbursement schedule updated as of the 3Q07 is shown aside.

The total amount estimated for the projects of expanding the capacity and the construction of the sea terminal, including the expansion of the Mauá unit already carried out, is of US$ 126.9 million, and the projects mentioned above count on defined funding sources, financed by the *International Finance Corporation-*IFC and also by BNDES.

US$ million	Until 2T07	2007	2008	Total
Capex Projects	63.9	38.0	25.0	126.9
SeaTerminal	9.1	8.5	0,0	17.6
Expansions	54.8	29.5	25.0	109.3

Capital Market

The daily average financial volume of the preferred share of Suzano Petroquímica (SZPQ4) negotiated at Bovespa in the 3Q07 reached R$ 8.9 million, with a growth of 324.8% as regards the 2Q07, as a result of the new prices of the shares with the announcement, on last August 3, of the sale of the control to Petrobras. In this same period, the Bovespa Index had a daily average financial volume 22.5% higher than the one recorded in the 2Q07, reinforcing the consolidation of the Brazilian capital market every quarter.

Average Daily Volume - SZPQ (R$ '000 day)


8,926
908
1,463
1,555
2,101
3Q06
4Q6
1Q07
2Q07
3Q07

SZPQ4 Performance x Ibovespa
Basis: Jan 2006 = 100


220
200
180
160
140
120
100
80
60
40
197
181
128
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
Suzano Petroquímica
Ibov
Petrochemical Sector

As a result of the announcement of the sale of control of Suzano Petroquímica, and of the *tag along* right of 80% ensured to its minority shareholders, the preferred share of Suzano Petroquímica negotiated at Bovespa closed the quarter priced in R$ 9.38/share, presenting an appreciation of 96.2% when compared to the amount at the closing of the 2Q07. At the closing of the 3Q07, the preferred share of Suzano Petroquímica had an appreciation of 139.3% in the year, while the weighted index of the petrochemical sector had a positive variation of 54.8% and the Bovespa Index raised 36.0% in the same period.

Information on the Shares	09/30/2007
Total Shares	226,695,380
Common Shares	97,375,446 (43.0%)
Preferred Shares	129,319,934 (57.0%)
Market Cap (= price of the share in Sep 30, 3007 x Total No of shares)	
R$ million	2,126.4
US$ million	1,156.3

*Fontes: Suzano Petroquímica / Economática

Expectations for the polypropylene business

The international resins prices have followed the increase of prices of the raw materials, as a reflex of the more recent high in the oil prices. Even though, the good level of world demand made feasible a good moment in the international market, and the demand tends to keep a reasonable stability as a result of the good indicators of the world economy that have been observed. The future behavior of oil prices and its derivatives, up to the thermoplastic resins, shall depend a lot on the materialization of eventual risks of failure in the supply resulting from potential conflicts in the Middle East, considering further the fluctuations in the levels of inventories of the main oil consuming markets.

In Brazil, we verified in the 3Q07 a frustration in the behavior of the demand in the quarter, known for being the stronger of the year, according to the seasonality of the business. Despite of that, we believe that a postponement of the purchases to the 4Q07 may have occurred as a result of an anticipation of purchases in the 2Q07, what, combined with the favorable scenario in the international market, may cause a recover in the domestic market by the end of the year.

Social and Environmental Responsibility for Sustainable Development

In this quarter, we launched the Social Investment Policy, which is intended to give support to structured and sustainable projects and initiatives with long term results. A folder was distributed, explaining the policy to all stakeholders (clients, suppliers, investors, NOGs, among others).

In July and August, Suzano Petroquímica gave support to the 2007 Pan-American Games and Para-Pan-American, which took place in the city of Rio of Janeiro, supplying more than 6 million of water cups made of polypropylene, which were distributed to the athletes of the 42 participating countries, in a partnership with Nova Cedae (Companhia Estadual de Águas e Esgotos) and Guaracamp.

As a part of the process of commitment with the fishermen communities in Magé, Duque of Caxias and Ilha do Governador, located in the area of influence of the Sea Terminal and the propylene pipeline, it was carried out the collection and donation of food staples to the families of the community, in a partnership with Assecampe.

The company took part in the Congresso de Atuação Responsável of the Abiquim and promoted the commitment, in this process, of representatives of the communities of Mauá, Duque and Camaçari, regions where our industrial plants are located.

Suzano Petroquímica carried out this quarter a meeting with carriers, where it promoted a first stakeholder engajament in the light of the sustainability concept, approaching him to this concept and presenting the "Pacto Empresarial contra Exploração Sexual of Crianças e Adolescentes nas Rodovias Brasileiras", of which the Company is a member, encouraging all the carriers to adhere to this important commitment.

In a survey carried out by the consultancy company DOM Strategy Partners on the corporate good standing standards, governance, management of intangible assets, as sustainability, brands, innovation, information technology and talents, Suzano Petroquímica was ranked 32nd among the one thousand largest companies in Brazil, including foreign companies here installed, an important acknowledgment of good management practices of the Company.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro-Forma* Consolidated Result

Summary of Indexes (R$ million)	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Net revenue	657.9	695.7	-5.4%	700.6	-6.1%	1,989.0	1,763.1	12.8%
Gross Income	110.7	106.0	4.4%	134.2	-17.5%	371.1	197.3	88.1%
Gross Margin	*16.8%*	*15.2%*	*+1.6 b.p.*	*19.2%*	*-2.4 b.p.*	*18.7%*	*11.2%*	*+ 7.5 b.p.*
Ebitda	75.9	73.1	3.7%	103.2	-26.5%	278.5	103.3	169.6%
Ebitda margin	*11.5%*	*10.5%*	*+1.0 b.p.*	*14.7%*	*-3.2 b.p.*	*14.0%*	*5.9%*	*+ 8.1 b.p.*

Production (000 t)	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Riopol[1]	96.5	110.4	-12.6%	103.3	-6.6%	305.8	260.5	17.4%
Petroflex	91.7	86.7	5.8%	87.6	4.7%	255.4	247.9	3.0%

1 - The production of 52.5 thousand tons in the 1Q06 refers to the pre-operating stage, started in November 2005 and ended on March 31. 2006.

Sales (000 t)	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Riopol[1]	95.7	104.4	-8.3%	105.8	-9.5%	316.6	239.5	32.2%
MI	61.6	65.9	-6.5%	69.8	-11.7%	194.6	163.4	19.1%
ME	34.1	38.5	-11.4%	36.0	-5.3%	122.0	76.1	60.3%
Petroflex	86.0	90.2	-4.7%	88.2	-2.4%	256.5	254.8	0.7%
MI	61.8	57.6	7.3%	62.3	-0.8%	182.9	162.4	12.6%
ME	24.2	32.6	-25.8%	25.9	-6.6%	73.6	92.4	-20.3%

1 - From January to March 2006 40.5 thousand tons of polyethylenes were sold referring to the pre-operating stage of Riopol, which were not recorded in the results. The sales performed from April 2006 were totally of resins produced by Riopol, during its operating stage.

Riopol

This quarter the domestic demand of polyethylene increased 2.4% as regards the 2Q07, an increase stimulated by the 4.0% increase in the sales of the local producers, recovering part of the market supplied by imports, which presented a 6.5% fall between the periods. When compared to the previous quarter, the exports of polyethylene reduced by 13.0%, confirming the priority given by local producers to supply the domestic market.

In the accumulated of the year, the domestic demand of polyethylene increased 2.3% as regards the 9M06 and was basically supplied by the increase of 3.0% in the sales of the local producers, whith a 1.6% decrease in the imports. In the same period, the exports presented an increase of 18.0%, as a result of the good trade conditions in place in the external market.

In the third quarter a world movement of high was observed in the prices of polyethylene, sustained by the high in the price of raw material combined with a warmed world demand. Furthermore, in Brazil this movement was also benefited by the reduction of local offer of Argentinean products, caused by energy problems in that country, which restricted the production of polyethylene derived from natural gas.

The production of Riopol in the 3Q07 was of 96.5 thousand tons, representing a 6.6% decrease in the production of polyethylene as regards the 2Q07 as a result of fluctuations and interruptions in the raw material supply, besides the non-scheduled stoppages. The operating rate in the 3Q07 was of 71.5%.

Considering the limitation of raw material supply in the 3Q07, which impacted the production of the company, the sales of polyethylene of Riopol were 9.5% lower than the 2Q07. From the total of 95.7 thousand tons sold in the 3Q07, 35.6% were destined to the external market.

The result of Riopol in the 1Q06 was recorded in the deferred assets of the company, since it was still in pre-operating stage. Therefore, the accumulated results in the 9M06 are not comparable to the results assessed in the 9M07. Only from the 2Q06 on the results have been recorded in the financial statements of the company and in our consolidated result, proportionally to our stake in Riopol.

Petroflex

The internal demand for synthetic rubber in the 3Q07 remained strong. However, a good part of this demand was captured by the imports, which negatively contributed to the performance of the company.

In the 3Q07, the production of Petroflex totalized 91.7 thousand tons of elastomers, representing an increase of 4.7% compared to the 2Q07. As regards the 3Q06, the volume produced increased 5.8%, and the operating rate of the plant remained stable between the periods, as a result of the increase of the capacity of the plant of Cabo in 20 thousand tons in January 2007. In the accumulated of 2007, the elastomers production totalized 255.4 thousand tons, reaching 77% of operating rate.

Aiming to take advantage of the good moment in the Brazilian market, and to mitigate the impact of the appreciation of the Real, Petroflex prioritized its sales to the internal market, which were responsible for 71.9% of the sales volume in the 3Q07.

Net Revenue

In the 3Q07, the consolidated net revenue totalized R$ 657.9 million, 6.1% below the recorded in the previous quarter as a result of the lower net revenue assessed by the companies, as shown in the chart below. For the same reason, the consolidated net revenue was 5.4% lower when compared to the 3Q06. The consolidated net revenue in the 9M07 had a growth of 12.8% as regards the 9M06, due to the non-contribution of Riopol's result in the 1Q06, as a result of its pre-operating period, and the better results assessed by the companies as a consequence of a better petrochemical scenario in 2007 when compared to the beginning of 2006.

Net Revenue R$ million	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Suzano Petroquímica Controlling Company	**485.6**	**507.7**	-4.3%	**515.6**	**-5.8%**	**1.442.6**	**1.353.3**	**6.6%**
Riopol[1]	111.2	114.6	-3.0%	120.0	-7.3%	360.2	209.2	72.2%
Petroflex[1]	70.8	73.5	-3.7%	73.2	-3.3%	214.1	200.5	6.8%
Eliminações[3]	**(9.6)**	**-**	**-**	**(8.2)**	**-**	**(27.9)**	**-**	**-**
Consolidated Suzano Petroquímica[2]	**657.9**	**695.7**	**-5.4%**	**700.6**	**-6.1%**	**1.989.0**	**1.763.1**	**12.8%**

1 - Stake of Suzano Petroquimica of 33.33% in Riopol and 20.12% in Petroflex

2 - Pro forma consolidation considering the stake in Petroflex and Riopol. It does not consider the stake in Politeno in the periods previous to its sale which took place on Apr 04, 2006.

3 - In the process of consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions among companies started to be normally done on a quarterly basis.

Riopol:, the net revenue in the quarter, of R$333.5 million, decreased 7.3% as regards the 2Q07, as a result of the reduction of 9.5% in the volume sold despite the increase of prices recorded by the company in the 3Q07, which caused an increase of 2.5% in the net revenue per ton of polyethylene, in Reals. In Dollars, the net revenue had a 4.2% decrease, due to a net revenue per ton of polyethylene, in Dollars, 5.9% greater. From the total net revenue, 88.7% were originated from the sale of polyethylene and the remaining from the sale of by-products (propylene, hydrogen and pyrolysis gasoline). Riopol represented 15.5% of the consolidated net revenue in the 3Q07.

Petroflex: the net revenue of Petroflex in the 3Q07 was of R$352.0 million, 3.3% below the results in the 2Q07 due to the lower volume sold combined with a lower net revenue per ton of the company, in Reals, affected mainly by the increase of the imports. As regards the same period of 2006, the net revenue had a 3.7% decrease, an effect of the volume sold 4.7% lower, despite of a greater net revenue per ton between the periods. In the 9M07, the

company accumulated a net revenue of R$1.064.4 million, indicating an increase of 6.8% when compared to the 9M06, due to a net revenue per ton in Reals 6.1% higher together with a sales volume slightly greater between the periods. Petroflex was responsible for 10.7% of the consolidated net revenue of Suzano Petroquimica in the 3Q07.

Cost of Goods Sold (CoGS)

The consolidated cost of goods sold (CoGS), of R$547.3 million in the 3Q07, presented a 3.4% reduction when compared to the 2Q07, since the Parent Company and its controlled companies registered a decrease in their CoGS. As regards the 3Q06, the CoGS had a decrease of 7.2% also influenced by the non-accounting of the offsets [3] taken place at that quarter. The Consolidated CoGS in the 9M07 was 3.3% higher than the 9M06, basically as a result of the greater contribution of Riopol in the consolidation this year, since in the 1Q06 the cost of products sold by Riopol was still being deferred, given its pre-operating stage.

Cost of Goods Sold (CoGS) R$ million	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Suzano Petroquímica Controlling Company	**411.9**	**420.6**	**-2.1%**	**418.8**	**-1.6%**	**1.180.5**	**1.184.7**	**-0.4%**
Riopol[1]	85.1	105.6	-19.4%	94.4	-9.9%	283.7	204.1	39.0%
Petroflex[1,4]	59.9	63.5	-5.7%	61.4	-2.4%	181.7	176.9	2.7%
Offsets[3]	**(9.6)**	-	-	**(8.2)**	-	**(27.9)**	-	-
Consolidated Suzano Petroquímica[2]	**547.3**	**589.7**	**-7.2%**	**566.4**	**-3.4%**	**1,617.9**	**1.565.8**	**3.3%**

1 - Stake of Suzano Petroquimica of 33.33% In Riopol and 20.12% in Petroflex
2 - - Pro forma consolidation considering the stake in Petroflex and Riopol. It does not consider the stake in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – In the process of consolidation, the revenues and costs among companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquimica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions among companies started to be normally done on a quarterly basis.
4 – At the end of 2006 Petroflex performed a reevaluation of assets, which increased the depreciation accounted in the CoGS. As Suzano Petroquimica does not use this procedure, the Company made an adjustment to eliminate its effect, and for that reason the values of CoGS disclosed by Petroflex are different from ours. See more details at the Note in the Company's ITR.

Riopol: the CoGS assessed in the 3Q07 was of R$255.2 million, 9.9% lower than the one recorded in the 2Q07 as a result of the 9.5% reduction in the sales volume. In the 3Q07, 79.2% of the CoGS of Riopol were variable costs of production (raw material, catalizers, utilities, and etc), 12.1% related to depreciation and amortization and 8.7% fixed costs, while in the 2Q07 this distribution was, respectively, of 78.9%, 12.9% and 8.2%.

During the 3Q07 the prices of ethane and propane presented an ascending path, as a result of the higher oil price arising from geopolitical conflicts in the Middle East, some constraints in the refining industry low inventories and crisis in the US economy. Thus, the average prices of ethane Mont Belvieu* in the quarter were 12.6% above the one recorded in the 2Q07, while the same reference of propane had also a high of 7.8%, as shown in the chart.

Evolution of Mont Belvieu Ethane and Propane prices


Jan 05 = 100
jan/05
mar/05
may/05
jul/05
sep/05
nov/05
jan/06
mar/06
may/06
jul/06
sep/06
nov/06
jan/07
mar/07
may/07
jul/07
sep/07
ethane
propane

Petroflex: the CoGS[4] of Petroflex in the quarter was of R$297.9 million, 2.4% lower than the one recorded in the 2Q07 due basically to the sales volume 2.5% lower. As regards the 3Q06, the CoGS had a 5.7% decrease, a joint effect of the lower volume sold and of a CoGS per ton 1.1% lower. In the nine first months of 2007, the CoGS of the company totalized R$ 903.0 million, 2.7% above the one assessed in the 9M06.

General and Administrative Sales Expenses

In the 3Q07, the consolidated sales general and administrative expenses (SG&A) totalized R$ 66.5 million, 4.7% below the ones recorded in the 2Q07, basically as a result of the lower sales expenses verified in the companies, as a reflect of the lower volumes sold. When compared to the 3Q06, the SG&A were 0.9% higher as a result of the 13.2% increase in the consolidated administrative expenses, despite the 4.6% decrease in the sales expenses between the periods. In the 9M07, the consolidated SG&A totalized R$ 200.5 million, an amount 9.1% higher than the one assessed in the same period of 2006.

Riopol: in the 3Q07 the SG&A of Riopol reached R$ 43.2 million, a 14.8% decrease as regards the expenses assessed in the 2Q07. This reduction is explained by sales expenses 24.0% lower than the 2Q07, due to the lower volume sold, which caused lower expenses with freight and royalties. From the sales, general and administrative expenses recorded in the 3Q07, 65.3% were sales expenses and 34.7% general and administrative expenses. In the first nine months of 2007, the SG&A reached the amount of R$135.1 million.

Petroflex: the SG&A of Petroflex reached R$ 23.5 million in the 3Q07, 4.0% higher than the ones recorded in the 2Q07, due to the increase of 13.5% in the administrative expenses, despite a decrease of 1.7% in the sales expenses as a result of the lower volume sold. When compared to the 3Q06, the SG&A presented a decrease of 12.9%, due to the lower general and administrative expenses, a result of the cost reduction policy implemented by Petroflex. In the 9M07 the SG&A of the company amounted R$ 68.1 million.

Ebitda

The consolidated Ebitda in this quarter was of R$75.9 million, 26.5% below the one recorded in the 2Q07, primarily influenced by the 35.4% fall of the cash generation of the Parent Company, and by the lower contribution of Petroflex.

As regards the 3Q06, the consolidated Ebitda had a 3.7% decrease, impacted again by the 21.3% fall in the cash generation of the Parent Company.


EBITDA AND EBITDA MARGIN
13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
10.5%
14.5%
15.8%
14.7%
11.5%
66,8
37,2
48,6
37,2
14,6
15,5
73,1
90,1
99,4
103.2
75.9
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

In the 9M07 the Company accumulated a consolidated Ebitda of R$278.5 million, 169.6% higher than the one recorded in the 9M06 as a result of the remarkable recovery of spreads which took place between these periods, reflected in the better results disclosed by the companies, and of the non-contribution of result of Riopol in the 1Q06 together with a negative cash generation of this company in the 2Q06. In the 3Q07, 61.9% of the consolidated Ebitda of Suzano Petroquímica was originated from the contribution of the polypropylene business.

EBITDA R$ million	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Suzano Petroquímica Controlling Company	**47.0**	**59.7**	**-21.3%**	**72.8**	**-35.4%**	**188.2**	**90.8**	**107.4%**
Riopol[1]	22.3	7.6	193.4%	21.1	5.7%	68.1	0.7	-
Petroflex[1]	6.8	5.9	15.3%	9.7	-29.9%	23.0	13.8	66.7%
Other consolidated revenues / expenses[3]	**(0.2)**	**(0.1)**	-	**(0.3)**	-	**(0.8)**	**(2.0)**	-
Consolidated Suzano Petroquímica[2]	**75.9**	**73.1**	**3.7%**	**103.2**	**-26.5%**	**278.5**	**103.3**	**169.6%**

1 – Stake of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering for all the periods mentioned, the 100% participation in Polibrasil, consolidated with the participations in Petroflex and Riopol. It does not consider the stake in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – These reflect the consolidated revenues/expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltd. and of Polipropileno Participações up to September 30, 2006.

Riopol: the Ebitda of the company in the 3Q07 was of R$66.8 million, 5.5% higher than the 2Q07, as a combined effect of a 14.8% reduction in the SG&A and the increase of 2.2 b.p. in the gross margin of the company. The Ebitda margin recorded in the 3Q07 was of 20.0%, representing an increase of 2.4 b.p. when compared to the 2Q07. When compared to the 3Q06, the Ebitda of Riopol increased 193.4%, considering that in that quarter the company was still in its pre-operating stage. Riopol contributed with a share of 29.2% to the Consolidated Ebitda of Suzano Petroquímica in the 3Q07.


Ebtida and Ebitda Margin
-20.6
-7.3%
22.7
6.6%
57.0
17.3%
73.9
19.1%
63.4
17.6%
66.8
20.0%
3Q06
4Q06
1Q07
2Q07
3Q07

Petroflex: the Ebitda of Petroflex in the quarter, of R$34.0 million, was 29.9% lower than the one recorded last quarter due to higher SG&A recorded in the quarter besides the assessment of R$6.1 million of non-recurring operating expenses in the 2Q07. When compared to the 3Q06, the Ebitda increased 15.3%, as a result of the increase of 1.5 b.p. in the gross margin of the company together with a significant decrease in the SG&A of Petroflex. In the 9M07 the accumulated Ebitda was of R$114.6 million, representing an expressive increase of 66.7% as regards the same period of last year, besides an increase of 3.9 b.p in the Ebitda margin.

Financial Result and Indebtedness

The Company had, in the 3Q07, a positive net consolidated financial result of R$16.8 million in the 3Q07, 49.3% lower than the result recorded in the 2Q07, primarily influenced by the positive net financial result of R$13.0 million of the Parent Company, 39.5% lower than the financial result of the 2Q07. In the quarter, the appreciation of 4.7% of the Real contributed positively with R$ 48.2 million to the consolidated financial result, of which 74% are originated from the Parent Company.

In the 9M07 the net financial result accumulated R$ 62.1 million, reverting the negative result recorded in the 9M06, benefited by a positive exchange rate variation of R$165.7 million, since the greater part of the indebtedness of the companies are denominated in Dollars.

The consolidated gross indebtedness of the Company (considering principal and interests) in September 30, 2007 was of R$1.830.1 million, 1.3% lower than the amount in June 30, 2007, due mainly to the appreciation of the Real, converting a debt in Dollars to a lower amount in local currency. The consolidated net indebtedness reached R$ 1,490.8 million, 3.0% above the one recorded in the 2Q07, as a result of the reduction of 16.8% in the cash availability, influenced mainly by the reduction in the cash generation of the Parent Company, which attenuated the effect of the cash increase in Riopol derived from the non-operating revenue resulting from a positive agreement about the claim existing between Riopol and the EPC contractor of its industrial complex.

Consolidated Net Debt / Ebitda

The consolidated leverage at the end of the quarter was of 4.0x, repeating the level reached in the previous quarter since the growth of 0.7% in the consolidated cash generation in the last 12 months almost balanced the increase of 3.0% in the consolidated net debt in the period.


Net Indebtness / Ebitda
Consolidated *Pro Forma*
13.2
11.4
8.1
5.5
4.0
4.0
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07
09.30.07

Considering the Company's cash generation and indebtedness forecast for the end of this year, including expectations for the exchange rate in the future market also at the end of year, the payment received for Petroflex shares, in accordance to the Material Fact of October 31, and the second installment related to Politeno's sale earn-out formula, the consolidated leverage will probably be slightly below 3.7x at the end of this year, even considering Rio Polímeros' raw-material supply problems, which have been causing a negative impact in Rio Polimeros' performance.

This result shall confirm the success of the financial policy implemented by the Company since the end of 2005, based on long-term and low cost funding, as well as mostly in Dollar currency, naturally hedged by the net cash flow in this foreign exchange. The strong recovery of Company's profitability, together with a

divestment process executed at the planned time, allowed this strong and quick deleveraging observed since July of 2006.

Net Income

Suzano Petroquímica recorded a net income of R$57.4 million. This amount was directly impacted by the positive contribution of R$16.8 million of financial result, as a result of the appreciation of the Real, for the additional recording of R$12.3 million related to another adjustment derived from the recurring assessment of the eam-out formula related to the sale of our stake in Politeno, and further for the recording of the non operating revenue registered by Riopol of R$ 45.6 million as a result of the final agreement reached with the EPC contractor, and despite the recurring amortization of the goodwill of R$13.9 million in the period.

For effects of consolidation, the net income of the Parent Company in the 3Q07 decreased R$ 149 thousand as regards the Consolidated due to a reclassification of the tax incentive of reduction of 25% of the income tax expense on the profit of the exploitation of the plant of Camaçari – BA, in the jurisdiction of the Agência de Desenvolvimento do Nordeste - ADENE.

Annexes

1. Balance Sheets – Parent Company and Consolidated
2. Statement of results– Parent Company
3. Statement of results– Consolidated
4. Statement of results– Riopol
5. Balance Sheets – Riopol

ANNEX 1 – BALANCE SHEETS

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	09/30/2007	06/30/2007
Cash and cash equivalents	103,522	197,593
Other current assets	504,304	502,362
Long-term assets	207,404	186,537
Other permanent assets	1,277,064	1,205,024
Property, plant and equipment	497,950	476,241
Total Assets	**2,590,244**	**2,567,757**
Suppliers	166,340	177,032
Short-term loans	248,735	242,156
Other short-term liabilities	48,444	47,618
Long-term loans	949,822	980,824
Other long-term liabilities	7,388	7,348
Future Periods Results	18,574	19,473
Shareholders' equity	1,150,941	1,093,306
Total liabilities	**2,590,244**	**2,567,757**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	09/30/2007	06/30/2007
Cash and cash equivalents	339,330	407,746
Other current assets	825,022	819,227
Long-term assets	312,112	295,849
Other permanent assets	587,372	586,636
Property, plant and equipment	1,339,847	1,322,739
Total Assets	**3,403,683**	**3,432,197**
Suppliers	206,524	227,309
Short-term loans	328,492	313,760
Other short-term liabilities	91,766	91,063
Long-term loans	1,501,631	1,540,961
Other long-term liabilities	88,162	128,732
Future Periods Results	36,167	37,066
Shareholders' equity	1,150,941	1,093,306
Total Liabilities	**3,403,683**	**3,432,197**

ANNEX 2 – STATEMENT OF RESULT - PARENT COMPANY

Suzano Petroquímica - Parent Company
Income Statement

R$ thousand

	3Q07	3Q06	Var. %	2Q07	Var. %
Gross Revenues	630,620	654,381	-4%	670,787	-6%
Gross Revenues Deductions	(145,009)	(146,696)	-1%	(155,143)	-7%
Net Revenues	**485,611**	**507,685**	**-4%**	**515,644**	**-6%**
Cost of Goods Sold	(411,892)	(420,647)	-2%	(418,814)	-2%
Gross Income	**73,719**	**87,038**	**-15%**	**96,830**	**-24%**
Gross Margin	*15.2%*	*17.1%*	*-1,9p.p.*	*18.8%*	*-3,6p.p.*
			0%		
Selling Expenses	(31,115)	(33,630)	-7%	(32,757)	-5%
General and Administrative Expenses	(16,013)	(13,795)	16%	(15,263)	5%
Other Net Operating Revenue (Expenses)	(775)	975	-179%	3,548	-122%
Activity Result	**25,816**	**40,588**	**-36%**	**52,358**	**-51%**
Activity Margin	*5.3%*	*8.0%*	*-2,7p.p.*	*10.2%*	*-4,9p.p.*
Net Financial Revenues (Expenses)	12,951	(31,848)	141%	21,421	-40%
Financial Revenues	497	2,687	-82%	5,883	-92%
Financial Expenses	12,454	(34,535)	-136%	15,538	-20%
Equity Results	38,582	19,427	99%	31,674	22%
Goodwill Amortization	(13,865)	(11,007)	26%	(13,704)	1%
Net non-Operating Revenues (Expenses)	116	(152)	176%	(317)	137%
Income Before Income Tax and Social Contributi	**63,600**	**17,008**	**274%**	**91,432**	**-30%**
Income Tax and Social Contribution	(6,318)	2,381	365%	(19,946)	-68%
Minority Interest	-	-		-	
Net Income/Loss for the Year	**57,282**	**19,389**	**195%**	**71,486**	**-20%**
EBITDA	46,979	59,720	-21%	72,761	-35%
EBITDA Margin	*9.7%*	*11.8%*	*-2,1p.p.*	*14.1%*	*-4,4p.p.*

ANNEX 3 – STATEMENT OF RESULT - CONSOLIDATED

Suzano Petroquímica - Consolidated Income Statement

R$ thousand

	3Q07	3Q06	Var. %	2Q07	Var. %
Gross Revenues	845,481	884,752	-4%	901,637	-6%
Gross Revenues Deductions	(187,531)	(189,017)	-1%	(201,019)	-7%
Net Revenues	**657,950**	**695,735**	**-5%**	**700,618**	**-6%**
			0%		
Cost of Goods Sold	(547,277)	(589,729)	-7%	(566,425)	-3%
Gross Income	**110,673**	**106,006**	**4%**	**134,193**	**-18%**
Gross Margin	*16.8%*	*15.2%*	*+1,6 p.p.*	*19.2%*	*-2,4 p.p.*
			0%		
Selling Expenses	(43,304)	(45,401)	-5%	(47,970)	-10%
General and Administrative Expenses	(23,166)	(20,463)	13%	(21,802)	6%
Other Net Operating Revenue (Expenses)	(1,061)	1,526	-170%	4,780	-122%
Activity Result	**43,142**	**41,668**	**4%**	**69,201**	**-38%**
Activity Margin	*6.6%*	*6.0%*	*+0,6 p.p.*	*9.9%*	*-3,3 p.p.*
			0%		
Net Financial Revenues (Expenses)	16,840	(44,791)	138%	33,219	-49%
Financial Revenues	5,325	15,515	-66%	8,717	-39%
Financial Expenses	11,515	(60,306)	-119%	24,502	-53%
Equity Results	-	-	0%	-	
Goodwill amortization	(13,865)	(11,007)	26%	(13,704)	1%
Net non-Operating Revenues (Expenses)	27,588	23,909	15%	11,782	134%
Income Before Income Tax and Social Contributi	**73,705**	**9,779**	654%	**100,498**	**-27%**
			0%		
Income Tax and Social Contribution	(16,274)	9,598	-270%	(28,361)	-43%
Monirity Interest	-	12	-100%	-	0%
Net Income/Loss for the Year	**57,431**	**19,389**	**196%**	**72,137**	**-20%**
			0%		
EBITDA	75,863	73,139	4%	103,220	-27%
EBITDA Margin	*11.5%*	*10.5%*	*+1,0 p.p.*	*14.7%*	*-3,2 p.p.*

ANNEX 4 – STATEMENT OF RESULT - RIOPOL

Rio Polímeros
Income Statement
R$ thousand

	3Q 07	3Q06	Var. %	2Q 07	Var. %
Gross Revenues	414,156	448,623	-8%	423,174	-2%
Gross Revenues Deductions	(80,690)	(88,719)	-9%	(79,488)	2%
Net Revenues	**333,466**	**359,904**	**-7%**	**343,686**	**-3%**
	0	**0**	**0%**	**0**	**0%**
Cost of Goods Sold	(255,226)	(283,165)	-10%	(316,693)	-19%
Gross Income	**78,240**	**76,739**	**2%**	**26,993**	**190%**
Gross Margin	*23.5%*	*21.3%*	*+2.2p.p.*	*7.9%*	*+15.6p.p.*
	0	**0**	**0%**	**0**	**0%**
Selling Expenses	(28,193)	(37,118)	-24%	(25,876)	9%
General and Administrative Expenses	(14,957)	(13,543)	10%	(11,328)	32%
Other Net Operating Revenue (Expenses)	-	-	0%	-	0%
Activity Result	**35,090**	**26,078**	**35%**	**(10,211)**	**244%**
Activity Margin	*10.5%*	*7.2%*	*+3.3p.p.*	*-3.0%*	*+13.5p.p.*
	0	0	0%	0	0%
Net Financial Revenues (Expenses)	1,855	25,533	-93%	(46,131)	104%
Financial Revenues	3,243	(1,104)	394%	20,789	-84%
Financial Expenses	(1,388)	26,637	-105%	(66,919)	-98%
Equity Results	-	-	-	-	-
Goodwill amortization	-	-	-	-	-
Net non-Operating Revenues (Expenses)	45,618	2	-	-	-
Income Before Income Tax and Social Contributi	**82,563**	**51,613**	60%	**(56,342)**	**247%**
	0	0	0%	0	0%
Income Tax and Social Contribution	(23,599)	(18,096)	30%	23,724	-199%
Monirity Interest	-	-	0%	-	0%
Net Income/Loss for the Year	**58,964**	**33,517**	**76%**	**(32,618)**	**281%**
	0	**0**	**0%**	**0**	**0%**
EBITDA	66,803	63,384	5%	22,718	194%
EBITDA Margin	*20.0%*	*17.6%*	*+2.4p.p.*	*6.6%*	*+13.4p.p.*

ANNEX 5 – BALANCE SHEETS – RIOPOL

Rio Polímeros
Balance Sheet
R$ 000

	30/9/2007	30/6/2007
Cash and cash equivalents	86,687	2,527
Other current assets	397,660	425,595
Long-term assets	280,816	294,687
Other permanent assets	460,288	558,461
Property, plant and equipment	2,266,638	2,280,122
Total Assets	**3,492,089**	**3,561,392**
Suppliers	67,245	87,919
Short-term loans	197,455	160,532
Other short-term liabilities	48,974	52,391
Long-term loans	1,489,032	1,507,642
Other long-term liabilities	203,443	325,931
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	1,485,940	1,426,977
Total liabilities	**3,492,089**	**3,561,392**


SUZANO
PETROQUÍMICA

Investor Relations Team

+ 55 11 3583-5856

+ 55 11 3583-5886

+ 55 11 3583-5827

+55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, September 3rd, 2007. Suzano Petroquímica S.A. (the "Company", BOVESPA: SZPQ4; LATIBEX: XSUPT) informs that has exercised, on August 31st, its right of first refusal to acquire Petroquímica União S.A. ("PQU") shares, due to the acquisition, by União de Indústrias Petroquímicas S.A. - Unipar, of PQU shares previously held by Dow Brasil S.A..

The decision to exercise the right of first refusal occurs due to the Brazilian's southeast petrochemical industry consolidation process. Upon the exercise of this right, the Company increases its stake in PQU's voting capital from 6.76% to 8.45% and in the total capital from 6.75% to 8.43%.

The price paid for each common and preferred share is, respectively, of R$ 11.17 and R$ 10.15. The total amount paid was R$ 17.9 million.

Sao Paulo, September 3rd, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer


SUZANO
PETROQUÍMICA

Investor Relations Team:

+ 55 11 3583-5856

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, November 23, 2007. In view of an article published in the Brazilian press on the data hereof, Suzano Petroquímica S.A. (the "Company") hereby clarifies to its shareholders and the market that the final price adjustment applicable to its common and preferred shares, related to the sale of the Company's controlling shares to Petróleo Brasileiro S.A. – Petrobras, has not been established yet. This information will be promptly provided to the market as soon as it becomes available.

São Paulo, November, 23, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer
Suzano Petroquímica S.A.


SUZANO
PETROQUÍMICA

Investor Relations Team:

+ 55 11 3583-5856

+ 55 11 3583-5886

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, September 27, 2007. Suzano Petroquímica S.A. ("Suzano Petroquímica") (BOVESPA: SZPQ4; LATIBEX: XSUPT), reproduces below the press release issued today by its controlling shareholder, Suzano Holding S.A.

"Suzano Holding hereby informs that Mr. João Pinheiro Nogueira Batista, Suzano Petroquímica's Co-CEO and Investor Relations Officer, has decided to pursue new professional challenges and opportunities upon closing of the transaction whereby the control of Suzano Petroquímica will be transferred to Petróleo Brasileiro S.A. – Petrobras. Mr. Batista will, nevertheless, continue to lead Suzano Petroquímica until the end of the transition period, ensuring a smooth and professional process.

Mr. Batista joined the Suzano Group approximately four years ago as Suzano Holding's Senior Vice-President, playing a relevant role in its reorganization, in the implementation of its new capital markets' strategy and in the Suzano Petroquímica's consolidation process.

At the same time that we express our deepest gratitude to Mr. Batista's valuable contribution, we would like to renew our commitment to the capital market, with focus on growing with value creation, transparency and respect to all people and to the environment.

David Feffer
CEO - Suzano Holding"

São Paulo, September 27, 2007.

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF N°. 04.705.090/0001-77

RELEVANT FACT NOTICE

Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. e Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), in accordance to the paragraph 4 of article 157, Law N°. 6.404/76 and also to CVM's Instruction N°. 358/02, complementing the Relevant Fact published on August 3 2007, announces that the completion of Petrobras' acquisition operation of the stock held by Suzano Petroquímica S.A.'s joint stock controlling shareholders is scheduled to take place on November 30 2007, to fulfill certain ordinary preceding conditions, among which the due diligence process. The acquisition must still be ratified by Petrobras' Extraordinary General Shareholder Assembly, to be summoned in a timely manner as required by article 256 of Law # 6.404/76.

Petrobras will subsequently register the Tag Along Public Offer, to acquire the remaining portion of the shares issued by Suzano Petroquímica and currently in circulation in the market, as well as the Registration Cancellation Offer, pursuant to the legislation in effect.

The Company also announces that the maximum acquisition price Petrobras will pay for the shares involved in the operation, as stated in the previously-published Relevant Fact, is subject to certain adjustments that have been accepted in an agreement between the controlling shareholders and Petrobras, including, mainly, adaptations that may become necessary as a result of the due diligence that is currently in course in order to observe the procedures provided for in Petroflex Indústria e Comercio S.A.'s shareholder agreement. The total impact of these adjustments will imply in a reduction of up to 7% in the acquisition price for all of the Company's stock (ordinary and preferred).

The Company will keep its shareholders and the overall market informed in a timely, appropriate manner regarding any development in the Operation until its final completion.

São Paulo September, 27, 2007.

Suzano Petroquímica S.A.
João Pinheiro Nogueira Batista
Co-Chief Executive Officer and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF 04.705.090/0001-77

MATERIAL FACT

Suzano Petroquímica S.A. ("Company"), in compliance with article 157, paragraph 4 of Law 6,404/76 and Instruction 358/02 of the Securities Commission (*Comissão de Valores Mobiliários*), and in addition to the Material Fact released by the Company on September 27, 2007, hereby informs to its shareholders and the market that all of the Petroflex Indústria e Comércio S.A. ("Petroflex") shares held by its subsidiary, SPQ Investimentos e Participações Ltda. ("SPQ"), which corresponds to 4,759,274 common shares and 2,320,597 preferred shares, have been sold, on the date hereof, to Braskem S.A. and UNIPAR - União de Indústrias Petroquímicas S.A., upon payment of R$ 91,533,723.40 (ninety-one million, five hundred and thirty-three thousand, seven hundred twenty-three Reais and forty cents). Due to the above, SPQ no longer holds any stake in Petroflex's share capital.

Furthermore, with regards to the acquisition, by Petróleo Brasileiro S.A. - PETROBRAS, of the Company's shares held by its controlling shareholders, the Company further informs that, as a consequence of the sale of Petroflex's shares described above, the price of the Company's common and preferred shares shall be reduced in, approximately, 2.54%, as previously disclosed in the Material Fact released on September, 27, 2007.

The Company will keep its shareholders and the market duly informed of any additional adjustments and their respective impacts.

São Paulo, October 31, 2007.

Suzano Petroquímica S.A.
João Pinheiro Nogueira Batista
Co-Chief Executive Officer and Investor Relations Officer


SUZANO
PETROQUÍMICA

Investor Relations Team

+ 55 11 3583-5856

+ 55 11 3583-5886

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, November, 1st, 2007. Suzano Petroquímica S.A., (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of Rio Polímeros S.A., as well as a shareholder of Petroquímica União S.A., informs about the annual dividend payment, in accordance with the Annual General Shareholders Meeting held on April 17, 2007.

The General Shareholders Meeting held on April 17, 2007, determined that the annual dividend of R$ 4.800,00, resulted from the net profit of the fiscal year ended on 31 of December of 2006, should be paid on November 20, 2007.

The Company would like to inform that the above mentioned dividend will be paid on 19 of November of 2007, and all fractions of cents of Real currency will be rounded up.

São Paulo, November, 1st, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer

Suzano Petroquímica S.A.

Consolidated Financial Statements for the Nine-month Period Ended September 30, 2007 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP - Brazil

1. We have performed a special review of the accompanying consolidated balance sheet of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of September 30, 2007 and the related statement of operations for the nine-month period then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management in conformity with Brazilian accounting practices.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with officers responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and subsidiaries. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices.

4. As mentioned in Note 9, the Company has accumulated ICMS (State Value-Added Tax) credits in the plants of Mauá, State of São Paulo, and Camaçari, State of Bahia, arising from local acquisition of inputs and raw materials, which are recoverable by means of offsetting of ICMS tax obligations from sales, whose ultimate average rate is lower because of the relative relevance of interstate sales, and of exports, which are exempted from ICMS. The realization of these credits depends on the success of management in the implementation of the measures mentioned in Note 9. ICMS credits as of September 30, 2007 amount to R$111,460 thousand, net of provision for losses. The Company's interim financial statements as of the aforementioned date do not include any additional adjustment related to the recovery of said credits due to this uncertainty.

5. The statements of changes in financial position and cash flows for the nine-month period ended September 30, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements prepared in accordance with Brazilian accounting practices. Such information has been subject to the same review procedures applied in the special review of the basic financial statements and, based on this review, we are not aware of any material modifications that should be made to these additional statements.

6. We had previously reviewed the consolidated balance sheet as of June 30, 2007, presented for comparative purposes, and issued an unqualified review report, dated July 27, 2007. We had previously reviewed the consolidated statements of operations, changes in financial position and cash flows for the nine-month period ended September 30, 2006, presented for comparative purposes, and issued an unqualified review report, dated October 27, 2006, based on our review and on the report of other independent auditors on the financial statements of the jointly-controlled subsidiary Politeno Indústria e Comércio S.A.

7. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company has presented the nature and effect of such differences in Note 24 to the financial statements. As discussed therein, the Company has not completed its assessment under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Accordingly, we were not able to complete our review of the adoption of this accounting standard under U.S. GAAP.

November 9, 2007

Deloitte Touche Tohmatsu

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2007
(In thousands of Brazilian reais)

ASSETS	Note	09/30/2007	06/30/2007
CURRENT ASSETS			
Cash and cash equivalents	6	305,643	340,674
Short-term investments		64,332	88,540
Trade accounts receivable	7	376,635	344,693
Inventories	8	247,615	264,704
Recoverable taxes	9	31,963	55,810
Deferred income taxes	10.a	2,518	3,652
Other credits		128,159	117,448
Prepaid expenses		5,787	8,344
Dividend		1,700	3,108
Total current assets		1,164,352	1,226,973
NONCURRENT ASSETS			
Long-term assets:			
Deferred income taxes	10.a	71,647	72,701
Recoverable taxes	9	203,492	185,404
Escrow deposits		1,670	1,248
Trade accounts receivable	7	7,018	7,454
Other credits		28,285	29,042
Permanent assets:			
Investments	11	86,828	35,811
Property, plant and equipment	13	1,339,847	1,322,739
Deferred charges	14	500,544	550,825
Total noncurrent assets		2,239,331	2,205,224
TOTAL ASSETS		3,403,683	3,432,197

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	09/30/2007	06/30/2007
CURRENT LIABILITIES			
Payables to suppliers		206,524	227,309
Loans	15	327,244	313,457
Debentures	15	1,248	303
Taxes other than income tax		25,073	29,803
Salaries and payroll charges		22,976	17,229
Customer advances		2,527	1,018
Dividends payable		214	214
Other accounts payable		40,976	42,799
Total current liabilities		626,782	632,132
NONCURRENT LIABILITIES			
Long-term liabilities:			
Payables to suppliers		-	40,755
Loans	15	1,469,440	1,508,770
Debentures	15	32,191	32,191
Deferred income taxes		1,097	1,095
Taxes other than income taxes		74,665	74,714
Provision for contingencies	16	9,059	8,670
Provision for pension plans		1,810	1,810
Other accounts payable		1,531	1,688
Total noncurrent liabilities		1,589,793	1,669,693
DEFERRED INCOME		36,167	37,066
SHAREHOLDERS' EQUITY			
Capital stock		826,283	826,283
Income reserves		324,658	267,023
Total shareholders' equity		1,150,941	1,093,306
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,403,683	3,432,197

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In thousands of Brazilian reais, except for income (loss) per share)

	Note	2007	2006
GROSS OPERATING REVENUES		2,552,467	2,389,673
Taxes on sales and other sales deductions		(563,439)	(529,773)
NET SALES		1,989,028	1,859,900
Cost of sales		(1,617,947)	(1,648,278)
GROSS PROFIT		371,081	211,622
OPERATING (EXPENSES) REVENUES			
Selling expenses		(139,531)	(131,753)
General and administrative expenses		(60,996)	(62,072)
Financial expenses, net	18	(103,610)	(113,500)
Exchange variation	18	165,674	47,311
Goodwill amortization		(41,114)	(43,456)
Other operating revenues		6,277	10,317
OPERATING INCOME (LOSS)		197,781	(81,531)
Nonoperating income		50,228	37,437
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		248,009	(44,094)
Current income and social contribution taxes	10.b	(48,967)	(2,182)
Deferred income and social contribution taxes	10.b	(14,875)	37,165
INCOME (LOSS) BEFORE MINORITY INTEREST		184,167	(9,111)
Minority interest		-	(559)
NET INCOME (LOSS)		184,167	(9,670)
INCOME (LOSS) PER SHARE - R$		0.81	(0.04)
NUMBER OF SHARES AT END OF THE PERIOD		226,695,380	226,695,380

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In thousands of Brazilian reais)

	2007	2006
SOURCES OF FUNDS		
From operations (as described below)	220,106	233,060
New long-term loans	54,115	388,825
Subvention for investments - FINEP	204	-
Increase of noncurrent liabilities	504	97,656
Decrease of noncurrent assets	(3,504)	12,507
Transfer of current to investment	(33,385)	-
Transfer of noncurrent to current assets	23,654	-
Total sources	261,694	732,048
APPLICATIONS OF FUNDS		
In noncurrent assets:		
Additions in investment	17,630	2,990
Additions to property, plant and equipment	93,669	74,686
Additions to deferred charges	1,634	22,109
	112,933	99,785
Increase in noncurrent assets	21,209	133,343
Decrease of noncurrent liabilities	42,834	26,591
Transfer of noncurrent to current liabilities	63,342	-
Payment of noncurrent loans	25,271	-
Other	-	47,412
Total applications	265,589	307,131
INCREASE (DECREASE) IN WORKING CAPITAL	(3,895)	424,917
VARIATIONS IN WORKING CAPITAL		
Current assets:		
Beginning of the period	1,090,438	879,763
End of the period	1,164,352	979,550
	73,914	99,787
Current liabilities:		
Beginning of the period	548,973	944,711
End of the period	626,782	619,581
	77,809	(325,130)
INCREASE (DECREASE) IN WORKING CAPITAL	(3,895)	424,917
FUNDS FROM OPERATIONS		
Net income (loss)	184,167	(9,670)
Minority interest on income	-	559
Expenses (revenues) that do not affect working capital:		
Depreciation and amortization	100,205	84,858
Net book value of property, plant and equipment disposals	31,908	189,597
Deferred income taxes	11,480	(53,706)
Provision for losses with ICMS tax - long term	5,002	320
Provision for contingencies - long term	(1,087)	448
Goodwill amortization	41,114	43,456
Long-term interest charges, monetary variation and foreign exchange losses	(151,384)	(22,166)
Other	(1,299)	(636)
Total funds from operations	220,106	233,060

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In thousands of Brazilian reais)

	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	184,167	(9,670)
Minority interest on income	-	559
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation and amortization	100,205	84,858
Disposal of permanent assets	31,363	33,126
Gain in stock sales	(782)	-
Goodwill amortization	41,114	43,456
Interest charges, monetary variations and foreign exchange losses (gains)	(85,317)	66,938
Provision for contingencies and other	(1,087)	1,764
Deferred income taxes	14,734	(36,702)
Other	10,319	603
Changes in assets and liabilities:		
Increase in trade accounts receivable	(71,660)	(226,251)
Decrease (increase) in inventories	8,408	25,619
Decrease (increase) in recoverable taxes	7,860	(29,980)
Increase in other current and noncurrent assets	(52,916)	(48,526)
Decrease (increase) in payables to suppliers	(33,457)	52,349
Decrease in other current and noncurrent liabilities	(82,577)	(107,977)
Cash flow from (used in) operating activities	70,374	(149,834)
CASH FLOW FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment/subsidiaries, net of cash of subsidiaries sold	545	124,485
Cash collected in stock sales	1,957	-
Increase in investments	(17,630)	(3,587)
Subvention for investments - FINEP	204	-
Acquisition of minority interest	-	(2,198)
Short-term investments	(9,377)	13,609
Additions to property, plant and equipment	(93,669)	(65,757)
Additions to deferred charges	(1,634)	(22,109)
Cash flow from (used in) investing activities	(119,604)	44,443
CASH FLOW FROM FINANCING ACTIVITIES		
Payment of dividends	-	(6,078)
Proceeds from new loans	377,648	703,148
Payment of loans	(326,806)	(565,967)
Cash flow from financing activities	50,842	131,103
INCREASE IN CASH AND CASH EQUIVALENTS	1,612	25,712
Cash and cash equivalents at beginning of the period	304,031	197,323
Cash and cash equivalents at end of the period	305,643	223,035

The accompanying notes are an integral part of these financial statements.

(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production (540,000 tons of capacity per year) of polyethylene from the fraction of natural gas extracted from Bacia de Campos, Rio de Janeiro.

The Company disclosed, by means of significant event notices published on August 3 and September 27, 2007, that it signed a share purchase and sale agreement that establishes the acquisition by Petróleo Brasileiro S.A. ("Petrobras") of all Company's shares held, directly or indirectly, by Suzano Holding S.A., represented by 97,264,445 common shares, for up to R$13.44 per share, and 75,211,200 preferred shares, for R$10.76 per share. These amounts may change according to the due diligence performed by Petrobras, in accordance with the purchase and sale agreement.

The total purchase price is R$2,116,552 and shall be paid in cash, in local currency, at the date of the transaction, which is scheduled for November 30, 2007. The completion of this transaction depends on checking certain conditions and, since it results in the transfer of the Company's ownership control, will also result in the public offering, by Petrobras, of the shares of the other shareholders of the Company, as established by article 254-A of Law No. 6,404/76, Brazilian Securities Commission (CVM) Instruction No. 361, São Paulo Stock Exchange (BOVESPA) Level 2 Regulation for Differentiated Corporate Governance Practices and article 39 of the Company's bylaws ("tag along").

The tag along public offering to acquire the remaining outstanding shares issued by the Company, as well as the cancellation of the Company's registration, will be subsequently filed with CVM by Petrobras, in accordance with prevailing legislation.

The Company also disclosed that the purchase price to be paid by Petrobras for the shares that will be sold in the transaction is subject to certain adjustments agreed upon by its controlling shareholders and Petrobras, mainly those adjustments that may be necessary according to the results of the due diligence in progress and the compliance with the procedures established in Petroflex's shareholders' agreement. The total effect of these adjustments will result in reduction of the purchase price of all Company's shares (common and preferred), of up to 7%.

2. SALE OF JOINTLY-CONTROLLED SUBSIDIARY

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), Sumitomo Chemical Company, Limited and Itochu Corporation (Japanese group), as sellers, and Braskem S.A., as buyer, entered into an agreement for the purchase and sale of the total equity interest in Politeno Indústria e Comércio S.A. ("Politeno") (which was a Company's jointly-controlled subsidiary). In exchange for the shares in Politeno, SPQ received, on April 6, 2006, a down payment of R$129,704, and a contingent purchase price agreement that will be calculated based on the difference between the net price of polyethylene and the net price of ethene, which is indexed to the price of naphtha (spread of polyethylene). The contingent payment or amount to be received will be calculated over the 18-month period subsequent to the sale. This agreement was classified as a hybrid financial instrument and, consequently, is recorded at its market value at each period end. The Company recorded income relating to this agreement amounting to R$40,050 for the nine-month period ended September 30, 2007 (R$29,493 from the beginning of the agreement to September 30, 2006), by the additional received (R$104,406 accumulated), which was classified as nonoperating income in the financial statements. The remaining balance is registered as "Other credits", in current assets. The Company did not record income and social contribution taxes on said gain, based on the favorable opinion of its legal counsel, since, considering the dissolution of SPQ due to the planned merger of its equity and operations, there will be no restriction to the full utilization of tax loss carryforwards of said investee. The planned merger is based on the assumption that such operations will be approved by the shareholders' representatives.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of CVM.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments, including Politeno's contingent purchase price agreement which is accounted for as derivative instrument at fair value. The Company's management reviews its assumptions and estimates regularly.

Until March 31, 2006, Rio Polímeros was in preoperating phase, initiating its operation as of April 1, 2006. Considering such fact, and the sale of jointly-controlled subsidiary Politeno during April 2006 (see Note 2), the statement of operations, as of September 30, 2007, is not comparative with the statement of operations as of September 30, 2006. The balance sheets presented consider the same basis of comparison.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses: Results of operations are recognized on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies: Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations: Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents: Include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Short-term investments: Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts: Recognized based on an individual analysis of accounts receivable in an amount considered sufficient by management to cover probable losses on the realization of receivables.

g) Discounted accounts receivable and vendor operations: The discounted export receivables and vendor operations are registered as reduction of accounts receivable.

h) Inventories: Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

i) Investments: Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. The investments in the capital stock of companies which have been destined for sale are reclassified to current assets and are carried at the lower of cost or market value. The Company reviews the accounting practices used by its subsidiaries and, in case of differences with the Company's accounting practices, adjustments are made to conform these accounting practices of the subsidiaries to those of the Company.

j) Property, plant and equipment: Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13). Expenses related to scheduled shutdown of plants are capitalized in the cost of related assets and depreciated during the period between the current shutdown and the next scheduled shutdown, the intervals may vary from one up to three years.

k) Deferred charges: Expenditures incurred during the preoperating phase are recorded at cost and deferred and amortized after the start-up until ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over a period of seven to ten years.

l) Income and social contribution taxes: Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions: A provision is recorded in the balance sheet when it is probable that the Company has incurred a loss and the amount can be reasonable estimated. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion. The balances of provisions are deducted of escrow, if applicable.

n) Deferred income: Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

o) Pension plan contributions: Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

p) Statements of changes in financial position and cash flows: The statement of cash flows is presented as supplemental information and has been prepared in accordance with Accounting Standard - Procedure No. 20, "Statement of Cash Flows", issued by the Brazilian Institute of Independent Auditors (IBRACON), and the statement of changes in financial position is presented for the purpose of quarterly financial statements.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following participations:

	09/30/2007, 06/30/2007 and 09/30/2006	
	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00
Rio Polímeros S.A.	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00
Petroflex Indústria e Comércio S.A.	20.14	20.12

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

6. CASH AND CASH EQUIVALENTS

	09/30/2007	06/30/2007
Bank accounts	23,043	14,297
Temporary cash investments	282,600	326,377
	305,643	340,674

Temporary cash investments represent substantially highly liquid investments and which principally bear interest at a proportion of the CDI rate (Interbank Deposit Certificate). These investments bear interest at 100% to 103% of CDI.

7. TRADE ACCOUNTS RECEIVABLE

	09/30/2007	06/30/2007
Domestic clients	449,026	434,205
Foreign clients	121,182	111,952
	570,208	546,157
Discounted receivables	(32,865)	(13,593)
Discounted trade receivable	(1,597)	-
Vendor operations (*)	(131,355)	(161,231)
Allowance for doubtful accounts	(20,738)	(19,186)
	383,653	352,147
Receivables classified under current assets	376,635	344,693
Receivables classified under noncurrent assets	7,018	7,454

(*) Operations by means of which customers obtain bank funding to settle in cash their purchases from the Company, which provides guarantees to the banks. In case of delinquent customers, the Company must reimburse these banks.

The jointly-controlled subsidiary Petroflex established the Receivables Investment Fund (FIDC I) in December 2003, as an open-end fund, which was discontinued in March 2007. Replacing that fund, the jointly-controlled subsidiary Petroflex established a new Receivables Investment Fund (FIDC II), as a closed-end fund, with a five-year maturity, which is managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. and is characterized by the securitization of receivables of the jointly--controlled subsidiary arising from transactions between the jointly-controlled subsidiary and its customers in the domestic market, in accordance with established terms and conditions. As of September 30, 2007, the jointly-controlled subsidiary holds 1,009 subordinated shares of the FIDC II, equivalent to R$26,720, representing 21% of the total shares. The remaining shares are held by third parties. The financial positions of the FIDC I and FIDC II were consolidated in the Company's financial statements as of September 30 and June 30, 2007, respectively, in proportion to the Company's interest in the jointly-controlled subsidiary.

The summary of aging of accounts receivable is as follows:

	09/30/2007	06/30/2007
Current accounts:		
From 1 to 30 days	281,820	273,380
From 31 to 60 days	147,044	134,798
From 61 to 90 days	45,592	44,372
From 91 to 360 days	13,989	13,725
More than 360 days	7,018	7,454
	495,463	473,729

	09/30/2007	06/30/2007
Past-due accounts:		
From 1 to 30 days	45,862	44,749
From 31 to 60 days	2,133	1,204
From 61 to 90 days	1,257	1,035
From 91 to 360 days	20,617	20,892
More than 360 days	4,876	4,548
	74,745	72,428
	570,208	546,157

8. INVENTORIES

	09/30/2007	06/30/2007
Finished products	170,834	191,151
Work in progress	2,016	2,531
Raw materials	52,986	49,389
Auxiliary materials and other	1,875	2,333
Maintenance materials	23,077	22,388
Provision for losses	(3,173)	(3,088)
	247,615	264,704

9. RECOVERABLE TAXES

The Company and its jointly-controlled subsidiaries have accumulated ICMS (State Value--Added Tax - VAT) tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

	09/30/2007	06/30/2007
Advances for income and social contribution taxes	4,628	11,067
Recoverable ICMS tax - Mauá plant	62,404	59,688
Recoverable ICMS tax - Camaçari plant	59,928	56,848
Recoverable ICMS tax - other	89,532	88,811
Provision for losses on ICMS tax credits	(10,872)	(9,272)
Other	29,835	34,072
	235,455	241,214
Amount classified under current assets	31,963	55,810
Amount classified under noncurrent assets	203,492	185,404

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below. The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations with third parties to sell such credits.

Company

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there have been no new credits on these acquisitions, permitting the realization of existing credits.

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program, ProBahia and Desenvolve).

3) The Company concluded, during the second quarter of 2007, with authorization of the State of Bahia, the sale of credits of ICMS for third parties, for R$4.6 million.

4) Claim for equal tax treatment for 1st and 2nd generation companies in the State of Bahia to reduce the internal rate on basic and intermediate petrochemical products to 12%, similarly to the tax treatment adopted by other Brazilian States.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used for the payment of raw material purchases without any discount.

2) Negotiation of tax incentive project for the plastic transformation industry chain with the State tax authorities, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

3) Restructuring of operations among plants to optimize the utilization of tax credits.

Jointly-controlled subsidiaries

Rio Polímeros

The Company's participation in the tax credits of Rio Polímeros on September 30 and June 30, 2007 amounts to R$77,155, being the portion of R$66,780 related to deferred credits, recorded based on Decree-Law No. 25,665/99, charged in the importation of equipment utilized in the construction of the industrial facilities. The Decree-Law allows the postponement of the payment of VAT for six years, considering the acquisition date, without charging interest. At the moment taxes become due, the jointly-controlled subsidiary has the right to compensate the amount with monthly VAT obligation generated in the course of its normal operations, in a period of 48 months. Therefore, in the consolidated financial statements, the amount of R$66,780 is recorded as noncurrent assets (classified as "Recoverable taxes) and noncurrent liabilities (classified as "Taxes other than income taxes") in the same amount.

The Company and the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax

Deferred income tax of the Company, its subsidiaries and jointly-controlled subsidiaries included in the financial statements arises from temporary differences and tax losses.

On September 30, 2007, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$113,879 (R$122,138 on June 30, 2007) and tax losses for purposes of social contribution tax amounting to R$126,896 (R$135,268 on June 30, 2007).

The composition of deferred income tax assets is as follows:

	09/30/2007	06/30/2007
Credits on tax loss carryforwards:		
Income tax	36,711	40,549
Social contribution tax	14,390	15,817
Credits of income and social contribution taxes on temporary differences	23,064	19,987
	74,165	76,353
Amount classified under current assets	2,518	3,652
Amount classified under noncurrent assets	71,647	72,701

The Company's management and management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

The tax credits recovery estimates were based on taxable income projections, considering different financial and business assumptions on the date of preparation of such projections. Therefore, actual results could differ from those estimates.

Based on mentioned estimated projections of the Company's management and management of jointly-controlled subsidiaries, the realization of such tax credits is expected as follows:

Year of realization	Consolidated
2007	2,518
2008	3,102
2009	3,615
2010	2,883
2011	2,727
As from 2012	59,320
	74,165

The Company tax credits will be realized from 2012 to 2017.

b) Income tax expense reconciliation

	09/30/2007	09/30/2006
Income (loss) before income taxes	248,008	(44,094)
Income and social contribution taxes on nominal fiscal rate as 34%	(84,320)	14,992
ADENE - tax incentives	2,032	-
Deferred income and social contribution taxes registered during the period from losses of prior years	1,172	16,299
Other permanent additions	17,274	3,692
Total income tax credit	(63,842)	34,983
Current income taxes	(48,967)	-
Deferred income taxes	(14,875)	34,983
	(63,842)	34,983

The Company has tax incentives of 25% as reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant (State of Bahia) up to fiscal year 2008 and 12.5% between 2009 and 2013, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency). The total amount of tax incentive as of September 30, 2007 was R$800.

The jointly-controlled subsidiary Petroflex has tax incentives up to fiscal year 2008, consisting of income tax exemption on the portion of operating profits earned in the tax--incentive region subject to ADENE jurisdiction. The Company's equivalent participation on such incentive for the first nine months of 2007 was R$1,232.

11. INVESTMENTS

	09/30/2007	06/30/2007
Petroquímica União S.A. - common stock	33,385	33,385
Petroquímica União S.A. - preferred stock	51,314	-
Other	2,129	2,426
	86,828	35,811

On August 31, 2007, the Company exercised its preemptive right on the shares issued by Petroquímica União S.A. (PQU) due to the acquisition, by União de Indústrias Petroquímicas S.A. (Unipar), of the PQU's shares held by Dow Brasil S.A. By exercising this right, the Company increases its interest in the voting capital of PQU from 6.76% to 8.45%, and in the total capital, from 6.75% to 8.43%. The amount paid for each common and preferred share was R$11.17 and R$10.15, respectively, amounting to R$17,929. Also due to the exercise of the preemptive right, the Company transferred PQU's preferred shares, which were classified under the caption "Available-for-sale shares" in current assets, to the caption "Investments stated at cost" in noncurrent assets, in the amount of R$33,385.

Position and summary of activity of investments in consolidated subsidiaries:

	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquímica Ltd.	Polipropileno Participações S.A.	Total
a) Interest in the capital as of September 30, 2007						
Shares owned:						
Quotas	227,042	-	-	270	-	-
Common shares	-	423,966	-	-	-	-
Voting capital	100.00%	33.33%	-	100.00%	-	-
Total capital	100.00%	33.33%	-	100.00%	-	-
b) Information on subsidiaries as of September 30, 2007						
Capital	227,042	1,469,806	-	632	-	-
Adjusted shareholders' equity	347,683	1,485,940	-	742	-	-
Adjusted results for the period	61,153	113,677	-	(90)	-	-
c) Investments						
Balance as of December 31, 2006	167,638	485,136	65,656	888	20,837	740,155
Distributed profits	(5,893)	-	-	-	-	(5,893)
Capital increase	-	3,089	-	-	-	3,089
Acquisition of minority stock	-	-	-	-	1,790	1,790
Merger of Polipropileno Participações S.A.	30,121	-	-	-	(30,121)	-
Equity in earnings of subsidiaries	39,717	(30,072)	3,009	(50)	7,494	20,098
Balance as of September 30, 2006	231,583	458,153	68,665	838	-	759,239
Balance as of December 31, 2006	286,530	457,421	-	832	-	744,783
Equity in earnings (losses)	61,153	37,894	-	(90)	-	98,957
Balance as of September 30, 2007	347,683	495,315	-	742	-	843,740

The position and summary of activity of the investment of SPQ interest in its jointly--controlled subsidiary Petroflex on September 30, 2007 was as follows:

	Petroflex Indústria e Comércio S.A.
a) Interest in the capital as of September 30, 2007	
Voting capital	20.1412%
Total capital	20.1191%
b) Shares owned	
Common shares	4,759,274
Preferred shares	2,320,597
c) Information on subsidiaries as of September 30, 2007	
Capital	161,880
Adjusted shareholders' equity (*)	399,527
Adjusted results for the period (*)	61,089
d) Investment	
Balance as of December 31, 2006	68,091
Equity in earnings	12,291
Balance as of September 30, 2007	80,382
Negative goodwill	(17,593)
	62,789

(*) There are differences on shareholders' equity and earnings published by Petroflex due to reversal of revaluation reserve.

The balance sheets and statements of operations of the subsidiaries and proportionally consolidated subsidiaries, used in the consolidation, are presented below (total amounts, without considering the Company's proportional interest):

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Company		Company		Consolidated		Company	
	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007
ASSETS								
Current assets	285,839	270,640	484,347	428,122	552,234	571,693	742	767
Cash and cash equivalents	147,635	144,330	86,687	2,527	124,341	152,568	742	767
Short-term investments	-	-	91,302	63,789	-	-	-	-
Trade accounts receivable	-	-	106,812	134,119	196,721	193,825	-	-
Inventories	-	-	108,007	106,193	138,469	118,658	-	-
Recoverable taxes	67	441	70,608	92,963	35,004	43,944	-	-
Other credits	138,137	125,869	20,931	28,531	57,699	62,698	-	-
Noncurrent assets	63,039	59,060	3,007,742	3,133,270	579,541	580,826	-	-
Recoverable taxes	-	-	280,681	292,814	47,628	47,073	-	-
Other credits	219	4	135	1,873	6,468	6,617	-	-
Investments	62,820	59,056	-	-	2,896	2,896	-	-
Property, plant and equipment	-	-	2,266,638	2,280,122	522,549	524,240	-	-
Deferred charges	-	-	460,288	558,461	-	-	-	-
TOTAL ASSETS	348,878	329,700	3,492,089	3,561,392	1,131,775	1,152,519	742	767

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Company		Company		Consolidated		Company	
	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007	09/30/2007	06/30/2007
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities	980	968	313,674	300,842	299,884	327,633	-	-
Loans	-	-	197,455	160,532	69,284	89,932	-	-
Other liabilities	980	968	116,219	140,310	230,600	237,701	-	-
Noncurrent liabilities	215	-	1,692,475	1,833,573	367,959	378,900	-	-
Loans	-	-	1,489,032	1,507,642	275,683	286,244	-	-
Other liabilities	215	-	203,443	325,931	92,276	92,656	-	-
Shareholders' equity	347,683	328,732	1,485,940	1,426,977	463,932	445,986	742	767
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	348,878	329,700	3,492,089	3,561,392	1,131,775	1,152,519	742	767
STATEMENTS OF OPERATIONS								
Net sales	-	-	1,080,487	627,721	1,064,350	996,557	-	-
Cost of sales	-	-	(851,112)	(612,296)	(906,472)	(879,509)	-	-
Gross profit	-	-	229,375	15,425	157,878	117,048	-	-
Operating income (expenses)	(820)	633	(135,096)	(74,985)	(64,248)	(65,407)	-	-
Equity in earnings	12,291	-	-	-	-	-	-	-
Interest income (loss)	12,361	8,690	26,503	(81,863)	(13,968)	(31,707)	(90)	(51)
Operating income (loss)	23,832	9,323	120,782	(141,423)	79,662	19,934	(90)	(51)
Nonoperating revenues	40,050	29,494	45,622	-	88	837	-	-
Income taxes	(2,729)	900	(52,727)	51,213	(27,079)	(6,917)	-	-
NET INCOME (LOSS)	61,153	39,717	113,677	(90,210)	52,671	13,854	(90)	(51)

12. RELATED PARTIES

The balances and transactions with related parties are described below:

	09/30/2007			06/30/2007		Nine months ended as of September 30, 2007
	Assets	Liabilities		Assets	Liabilities	
	Current	Current	Revenue	Current	Current	Revenue
	Accounts receivable	Accounts payable	(expense or purchases)	Accounts receivable	Accounts payable	(expense or purchases)
SPP Agaprint Indústria e Comércio Ltda.	48,371	-	83,113	33,700	-	53,170
Clion Indústria e Comércio Ltda.	5,239	-	29,472	13,876	-	18,812
Suzano Holding S.A.	-	250	(2,207)	-	159	(1,910)
	53,610	250	110,378	47,576	159	70,072

13. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
	Weighted-yearly average depreciation rate - %	09/30/2007			06/30/2007		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	20,925	-	20,925	21,021	-	21,021
Buildings	4	142,657	(34,982)	107,675	137,736	(33,539)	104,197
Buildings	2.5	13,797	(2,651)	11,146	11,439	(2,495)	8,944
Machinery and equipment	10	574,686	(298,856)	275,830	574,839	(284,315)	290,524
Machinery and equipment	3.3	710,272	(35,511)	674,761	709,788	(30,904)	678,884
Machinery and equipment	5.7	75,101	(26,458)	48,643	74,585	(25,956)	48,629
Furniture, fixture and installations	10	75,891	(48,303)	27,588	74,927	(46,956)	27,971
Vehicles	20	4,322	(2,274)	2,048	4,764	(2,464)	2,300
Leasehold improvements	50	332	(287)	45	327	(280)	47
Computer hardware and other	20	20,297	(11,672)	8,625	20,171	(11,171)	9,000
Other items	10	39,857	(3,994)	35,863	39,738	(3,627)	36,111
Construction in progress	-	126,698	-	126,698	95,111	-	95,111
		1,804,835	(464,988)	1,339,847	1,764,446	(441,707)	1,322,739

Before the application of the equity method and the consolidation process, the shareholders' equity of Petroflex was adjusted in order to exclude the effects of revaluation of assets recorded on the subsidiary's book in December 2006, which amounted to R$12,959 on September 30, 2007. The reversal was made to conform the financial position and results of operations of Petroflex to the accounting practices adopted by the Company.

14. DEFERRED CHARGES

	09/30/2007			06/30/2007
	Cost	Amortization	Net book value	Net book value
Technology	75,396	(52,937)	22,459	24,933
Goodwill	418,374	(107,421)	310,953	325,661
Preoperating expenses	180,431	(27,002)	153,429	186,153
Other	30,646	(16,943)	13,703	14,078
	704,847	(204,303)	500,544	550,825

Technology

Refer to the acquisition of use rights of technology, used in productive processes, which have been amortized in five years.

Goodwill

Refers to the acquisition of Basell Brasil Poliolefinas Ltda., which was computed based on the equity of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, and is being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas and Polibrasil Compostos, on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

Preoperating expenses

Rio Polímeros

These deferred charges refer to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$35,403), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other (R$127,884) incurred during the preoperating phase. In April 2006, Rio Polímeros started its operations.

15. LOANS

Company	Yearly interest rate - %	09/30/2007 Current	09/30/2007 Noncurrent	06/30/2007 Current	06/30/2007 Noncurrent
Local currency:					
BNDES (National Bank for Economic and Social Development)	TJLP + 5	-	-	6,962	-
"Compror"	(*)	51,053	-	41,334	-
Export credit note - Banco Itaú	CDI + 0.462	21,917	75,000	19,609	75,000
Export credit note - Banco Bradesco	105.5 of CDI	5,786	96,000	3,175	96,000
Export credit note - Banco do Brasil	106 of CDI	2,275	100,000	5,900	100,000
FINEM (enterprise funding)	TJLP + 3.02	2,906	43,382	2,178	44,010
		83,937	314,382	79,158	315,010
Foreign currency:					
Advance on export contracts	US$ + 5.50 to 5.99	134,256	-	135,264	-
IFC - Portion A	US$ + Libor + 2.75	2,230	91,945	82	96,270
IFC - Portion B	US$ + Libor + 2.00	27,124	235,992	22,913	247,093
IFC - Portion C	US$ + Libor	296	18,389	39	19,254
Export credit note - Banco Votorantim	US$ + 7.97	529	183,890	4,562	192,540
Advanced export - Banco ABN Amro Real	US$ + Libor + 1.60	38	101,140	31	105,897
FINEM (enterprise funding)	US$ + 2.52	325	4,084	107	4,760
		164,798	635,440	162,998	665,814
		248,735	949,822	242,156	980,824

(*) The interest rates defined in the loan agreement are between 0% and 26% of CDI or exchange variation of U.S. dollar for the same period if it is higher.

Subsidiaries	Yearly interest rate - %	09/30/2007 Current	09/30/2007 Noncurrent	06/30/2007 Current	06/30/2007 Noncurrent
Rio Polímeros S.A.:					
Local currency:					
BNDES - Subcredit A	TJLP + 5	21,745	179,276	19,676	214,371
BNDES - Subcredit B	TJLP + 5	4,273	35,227	-	-
BNDES - Subcredit C	UMBNDES + 5	4,859	38,967	3,802	40,608
BNDES - Subcredit A	TJLP + 4.50	740	6,137	566	6,133
BNDES - Subcredit B	UMBNDES + 3	100	853	82	894
FUNDES	6.17	392	25,412	313	20,077
"Compror"	90 of CDI	10,516	-	529	-
		42,625	285,872	24,968	282,083
Foreign currency:					
U.S. Exim Bank	US$ + 5.51	11,951	120,606	10,653	119,007
SACE	US$ + 5.51	9,012	89,865	8,019	101,457
Advance on export contracts	US$ + 5.10 to 5.43	2,230	-	9,871	-
		23,193	210,471	28,543	220,464
		65,818	496,343	53,511	502,547

Subsidiaries	Yearly interest rate - %	09/30/2007 Current	09/30/2007 Noncurrent	06/30/2007 Current	06/30/2007 Noncurrent
Petroflex Indústria e Comércio S.A.:					
Local currency:					
BNDES	TJLP + 3.50 and 5	1,549	2,339	1,552	2,721
FINEP	TJLP + 0.40	1,032	5,550	735	5,994
		2,581	7,889	2,287	8,715
Foreign currency:					
U.S. Exim Bank	US$ + Libor + 1.22	168	273	269	331
BNDES	UMBNDES + 11.17	328	594	343	704
Interest on discount export bills	US$ + 5.27	211	-	167	-
Advanced exports	US$ + Libor + 1.66	2,562	7,388	853	10,231
FININP	I + spread of 0.4%	131	7,131	11	5,418
Advance on export contracts	US$ + 5.54	6,710	-	13,860	-
		10,110	15,386	15,503	16,684
		12,691	23,275	17,790	25,399
Consolidated:					
Local currency		129,143	608,143	106,413	605,808
Foreign currency		198,101	861,297	207,044	902,962
		327,244	1,469,440	313,457	1,508,770

TJLP - long-term interest rate

CDI - interbank deposit certificate

UMBNDES - monetary unit of BNDES

In January 2006, the jointly-controlled Petroflex issued debentures amounting to R$160,000, with a total term of five years (final maturity at December 1, 2010). These debentures bear interest at 104.5% of the accumulation of daily averages of CDI rates.

On September 30, 2007, the proportional amount of the obligation consolidated by the Company was R$1,248, current portion, and R$32,191, noncurrent portion.

The debenture indenture requires that certain semiannual financial ratios be maintained, and such requirement has been complied with at September 30, 2007.

As of September 30, 2007, the long-term portion of loans matures as follows:

		Jointly-controlled subsidiaries		
	Company	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Consolidated
2008	37,393	27,135	913	65,441
2009	105,068	55,398	6,455	166,921
2010	105,068	53,565	4,976	163,609
2011	141,068	53,565	10,931	205,564
2012	165,068	58,592	-	223,660
2013	124,120	66,040	-	190,160
2014	44,216	67,552	-	111,768
2015 hereafter	227,821	114,496	-	342,317
	949,822	496,343	23,275	1,469,440

Guarantees of loans

Company

The loans with International Finance Corporation - IFC are guaranteed by the Parent Company, Suzano Holding S.A., at a fee of 0.6% per year. The loans are also guaranteed by Company's installations and machinery and equipment of the plants located in Mauá, State of São Paulo, and in Camaçari, State of Bahia.

The FINEM loan is guaranteed by a junior mortgage of a property of the plant in Duque de Caixas, State of Rio de Janeiro.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders Suzano Petroquímica S.A., Unipar - União de Indústrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa, and subrogation of the license of use of land.

- Petroflex

  - BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar - União de Indústrias Petroquímicas S.A. and mortgage of property located in Triunfo, State of Rio Grande do Sul.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro.

Index or rate	09/30/2007
Long-term interest rate (TJLP) (b)	6.25%
Interbank deposit certificate (CDI) (b)	11.12%
Exchange variation (a)	(13.99)%
Monetary unit of BNDES (UMBNDES) (a)	(13.71)%
TJLP related ratio (URTJLP) (a)	0.30%

(a) 2007 period of nine-month variation.

(b) Reference tax as of September 30, 2007.

Pursuant to certain loan agreements, the Company is required to comply with certain semester and annual financial covenants, computed using quarterly financial statements and financial statements, respectively, prepared in accordance with generally accepted accounting principles in Brazil, related to the loan agreement with Banco Votorantim, and annually based on financial statements prepared in accordance with generally accepted accounting principles in the United States of America - U.S. GAAP as it relates to the contract with the International Finance Corporation - IFC and Banco ABN Amro Real.

As of September 30, 2007, the Company was in compliance with all the restrictive clauses.

16. PROVISIONS AND COMMITMENTS

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The summary of the activity of the provision for contingencies as of September 30, 2007 is as follows:

a) Provisions

	06/30/2007	Additions	Reversal	Payments	09/30/2007
Labor	5,583	69	(614)	(108)	4,930
Tax	3,876	384	-	-	4,260
Civil	3,442	658	-	-	4,100
Escrow deposits	(4,231)	-	-	-	(4,231)
	8,670	1,111	(614)	(108)	9,059

As of September 30, 2007, the Company is involved in other legal disputes amounting to R$75,182 and the likelihood of losses is considered reasonably possible (not probable) by outside legal counsel, which, accordingly, the Company has not been recording provisions for these disputes.

As of September 30, 2007, the Company has contingent assets, and its outside legal counsel is of the opinion that a favorable outcome is probable, amounting approximately to R$17,436. The gain will be recorded only after the receipt of final irrevocable court decisions.

Labor lawsuit concerning clause 4th (relating to the former subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the Companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

b) Commitments

The Company has take-or-pay contracts for raw material purchase effective through September 2026 and the total contracted purchase amount is approximately R$11.0 billion for this quarter. Historically, the Company has fully consumed the contracted quantities of raw materials.

Commitments for purchase of raw materials per year are as follows:

Year	R$
2007 (three residual months)	271,909
2008	1,087,638
2009	1,087,638
2010	1,087,638
2011	1,087,638
2012	1,087,638
2013 to 2026	5,249,133
	10,959,230

The Company provides contingent guarantees, jointly with Suzano Papel e Celulose S.A., for the payment of future supply of raw material by Petrobras S.A. to Rio Polímeros. Such guarantees will be extinguished from: (i) the payment of these amounts by Rio Polímeros; or (ii) the payment of all obligations of Rio Polímeros to the creditors under the long-term loan agreements (scheduled for the second quarter of 2016), whichever occurs first. The Company also has additional obligations deriving from payments for the construction of the water main to supply water for the Rio Polímeros project.

Pursuant to the agreement, the Company is liable, in proportion to the interest sold, for liabilities of Politeno, not specified in the agreement and relating to the period prior to the sale, provided that they, individually or in the aggregate, exceed R$12.0 million (floor trigger), arising within three years after the sale date (April 4th, 2006). To date, there are no lawsuits with unfavorable outcome for the period prior to the sale that are not mentioned in the respective agreement.

Rio Polímeros S.A.

Under the terms of the raw material supply agreement signed with Petrobras on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethylene. Considering the annual quotation of the raw material at September 30, 2007, the annual commitment is approximately of R$651 million. The contract includes purchase obligations by Rio Polímeros ("take or pay") and supplying obligations by Petrobras ("supply or pay").

This agreement has a 15-year term, beginning on the first supply of ethane and/or propane, realized after the conclusion of the plant's performance tests phase, renewable for successive periods of two years.

Petroflex Indústria e Comércio S.A.

The jointly-controlled Petroflex has entered into supplying agreements with Braskem S.A. and Lyondell Chemical Company, ending 2016 and 2007, respectively, to acquire butadiene and styrene. Such agreements establish a minimum acquisition volume. In case of default, the penalties are the following:

- Braskem - payment of the amount correspondent to the quantity of products not purchased by Petroflex, considering 50% of the average sales price in the quarter that the default event occurred. For 2007, the estimated value of contracted minimum execution is US$183 million.

- Lyondell - reduction in quantity to be supplied during the year in the proportion of the quantity not acquired. For 2007, the estimated value of contracted minimum execution is US$65 million.

17. CAPITAL STOCK AND DIVIDENDS

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights, except for some instances related to the requirements to join the Level 2 of Corporative Governance of BOVESPA, and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

18. FINANCIAL (EXPENSES) INCOME

	09/30/2007	09/30/2006
Financial expenses:		
Interest (mainly financing and debentures)	(122,690)	(118,784)
Monetary variation on financing	(742)	(2,831)
Exchange rate variation on financing	159,083	(49)
Exchange rate variation on suppliers balance	2,954	5,022
Exchange rate variation on advanced export contracts	16,775	(160)
Exchange rate variation - other	(1,006)	468
Bank expenses	(3,207)	(5,722)
Losses on derivative contracts	-	(2,116)
Other expenses	(10,546)	(16,748)
	40,621	(140,920)
Financial income:		
Interest on temporary cash investments	28,575	14,053
Interest on receivables	3,848	2,302
Monetary and exchange rate variation	(11,390)	44,861
Gain on derivative contracts	-	11,941
Other financial income	410	1,574
	21,443	74,731
Financial results	62,064	(66,189)
Financial expenses, net	(103,610)	(113,500)
Exchange rate variation, net	165,674	47,311
	62,064	(66,189)

19. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of September 30, 2007 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Short-term investments-		
Investment in Braskem S.A.	33,520	36,773
Investments carried at cost-		
Investment in Petroquímica União S.A.	84,699	126,174

The fair values of the common and preferred shares of Petroquímica União S.A., classified as investments stated at cost, were estimated based on the current fair value of the shares of Petroquímica União S.A., obtained by means of quotations on BOVESPA. In addition, the Company, by means of the subsidiary SPQ Investimentos e Participações Ltda., holds 2,129,324 class "A" preferred shares issued by Braskem S.A., representing 0.6% of the total capital of this company. Based on studies performed by market financial analysts, the Company concluded that the carrying amount does not exceed the fair value expected for these shares.

The jointly-controlled subsidiaries disclosed in their financial statements that there are no material differences between market values and assets, liabilities and financial instruments values recognized in quarterly financial statements.

There are no financial instruments not recognized in Company's interim financial statements as of September 30, 2007.

a) Credit risk

The financial instruments that potentially expose the Company to credit risk concentration are consisted mainly of banking balances, short-term investments and trade accounts receivable. The trade accounts receivable balance is spread out in several different customers; there is no customer that represents a concentration of 10% or more of the total net sales. To reduce such risk, the Company has individually evaluated the credit limits to be granted, but, as a market trend, no advances from customers are required, or guarantees, except for exports, which require letters of credit. The Company's management addresses the credit risk on accounts receivable evaluating the need of recording an allowance for doubtful accounts.

b) Rio Polímeros S.A.

The total amount of accounts receivable of Riopol is distributed in several clients and, except of Vinmar International Limited, whose sales during the nine-month period represent approximately 26% of total net sales, there were no other clients whose sales represent more than 10% of total net revenue from operations.

c) Exchange rate variation risk

The Company is susceptible to the effects of the volatility of exchange rate variation over assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

20. INSURANCE COVERAGE (UNAUDITED)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Object	Coverage amount
Suzano Petroquímica S.A.:		
Fire and unrealized profits	Plants	1,037,914
Civil responsibility	Directors and management officers	36,778
Civil responsibility	Overseas inventories, operations and other	36,778
Petroflex Indústria e Comércio S.A.:		
Fire and unrealized profits	Plants	83,172
Civil responsibility	Directors and management officers	3,700
Civil responsibility	Overseas inventories, operations and other	3,018
Rio Polímeros S.A.:		
Fire and unrealized profits	Plants	3,590,427
Acts of terrorism	Business interruption	210,024
Civil responsibility	Overseas inventories, operations and other	98,511
Civil responsibility	Directors and management officers	41,955

21. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	09/30/2007	06/30/2007
Petroflex Indústria e Comércio S.A.- BNDES	9,564	10,578
Rio Polímeros S.A.:		
Credit letter - Unibanco	14,031	17,697
Credit letter - Unibanco	27,825	30,920
Credit letter - Safra	11,033	11,557
Credit letter - Banco do Brasil	9,127	9,127
	71,580	79,879

22. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev, is sponsored also by other Companies of Suzano Group. In the terms of the pension plan bylaws, the contributions made by the Company at September 30, 2007 amounted to R$87 (R$109 in the nine-month period ended September 30, 2006).

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada (private pension association plan), a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for the nine-month period ended September 30, 2007 amounted to R$1,618 (R$1,813 for the nine-month period ended September 30, 2006). The Company is responsible for paying for plan deficits in relation to the plan obligations determined by actuarial calculations. As of November 30, 2006, an actuarial report prepared by independent actuaries resulted in a plan surplus for Previnor of R$5,677. This surplus has not been recognized in the Company's financial statements.

The pension plan of Petroflex is also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$1,810 as of September 30, 2007.

On September 30 and June 30, 2007, the percentage over the contribution salary was 12.93% to Petros and 8% to Previnor. The contribution made by Petroflex in the period amounted to R$1,371 (R$1,523 for the nine-month period ended September 30, 2006) - Petros and R$846 (R$1,102 for the nine-month period ended September 30, 2006) - Previnor.

The jointly-controlled subsidiary Petroflex discloses in its financial statements the information required by CVM Instruction No. 371/2000, and there is no additional deficit arising from pension plans attributable to this company to be recorded.

In 2004, Rio Polímeros joined Previnor, having as main objective providing supplemental benefits regularly provided by the Government pension plan to employees. The monthly contributions are based on the employees' salaries. During the nine-month period ended September 30, 2007, the total contribution made by the jointly-controlled subsidiary was R$1,198 (R$1,227 in the nine-month period ended September 30, 2006).

23. CONTRACTUAL RIGHTS

On August 1, 2007, the Company signed an agreement with Consórcio Construtor, whereby Riopol received R$141.7 million for the delay in the delivery of the plant and other arrangements, recorded as "Other nonoperating income". Under this agreement, deferred charges were written off by Riopol due to expenses arising from the delay in the construction, amounting to R$83.1 million, recorded against "Other nonoperating expenses".

24. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BR GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 4 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below:

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. The standard provides two transition alternatives related to the change in measurement date provisions.

g) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

h) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

i) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

j) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "Two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	09/30/2007			09/30/2006		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	110.9	147.4	258.3	17.9	23.8	41.7
Weighted-average shares outstanding	97,375	129,320	226,695	97,375	129,320	226,695
Earnings per share U.S. GAAP (in Brazilian reais - R$)	1.14	1.14	1.14	0.18	0.18	0.18

k) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Petroflex, Rio Polímeros and Politeno up to March 2006. Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "l" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

l) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

m) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries in these financial statements.

n) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

As of September 30 and June 30, 2007, the Company had no outstanding derivative instruments.

o) Investments classified as marketable securities

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the statement of income based on the lower of cost or market value. The PQU common shares do not qualify as marketable securities since the Company is unable to sell these share without the approval of the other common shareholders.

Petroquímica União preferred shares, as discussed elsewhere, are accounted for at cost because there are not enough trading of its shares in the stock market, to make share price relevant.

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies its investment in shares of Braskem as available-for-sale securities. Consequently, the securities are marked-to-market at period end resulting in a gain of R$3,254, which was recorded in other comprehensive income for the nine-month period ended September 30, 2007.

p) Classification of export notes

Certain subsidiaries of the Company have discounted some export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 7. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$18,690 as of September 30, 2007. As of June 30, 2007, the Company and its subsidiaries had no outstanding export notes under recourse financing arrangements.

This U.S. GAAP difference has no net income or equity effect.

q) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located mostly in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

r) Guarantees

Under U.S. GAAP, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires guarantors to account for agreements on guarantees granted. The fair value of guarantees is initially determined by consideration of data in observable markets, comparable transactions, and the using of valuation techniques.

Guarantees given by the Company to third parties were quantified by the fair value method, applying FIN 45. This represents potential amount of future payments that the Company could be required to settle under these guarantees.

s) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS No. 157 in fiscal year 2009. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than--not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of January 1, 2007. The Company's management has made an overall assessment of its tax positions for all years open to review and assessment and believes that the adoption of FIN 48 will not have a material impact on the Company's financial position and results of operations as of and for the year ending December 31, 2007. However, the Company has not finalized its complete assessment of the adoption of this pronouncement.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Liabilities", including an amendment of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments and is effective as of the beginning of a fiscal year that begins after November 2007. Accordingly, the Company will adopt this SFAS No. 159 with SFAS No. 157 in fiscal year 2009. Management does not expect the adoption of these statements will have an impact on the Company's financial statements.

II - Reconciliation of the differences between U.S. GAAP and BR GAAP for net income

	Ref.	09/30/2007	09/30/2006
Net income as reported under BR GAAP		184,167	(9,670)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	52,260	10,228
Adjustments from consolidated companies:			
Inflationary restatement, net of depreciation	(a)	(999)	(925)
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	11,080	8,280
Different criteria for amortization of technology	(e)	4,858	2,275
Pension plan	(f)	1,363	-
Derivative financial instruments	(n)	-	3,426
Business combinations Polibrasil, net of taxes	(g)	16,930	37,743
Transactions - entities under common control	(l)	-	1,148
Minority interest on U.S. GAAP adjustments	(m)	-	(1,665)
Donation		204	-
Reversal of provision for loss of investment	(q)	-	24,827
Guarantees granted to third parties - FIN 45	(r)	(1,306)	-
Deferred income tax on the above adjustments		(10,215)	(33,927)
Net income under U.S. GAAP		258,342	41,740

III - Reconciliation of the differences between U.S. GAAP and BR GAAP for shareholders' equity

	Ref.	09/30/2007	06/30/2007
Shareholders' equity as reported under BR GAAP		1,150,941	1,093,306
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	(65,556)	(106,356)
Adjustments from consolidated companies:			
Inflationary restatement, net of depreciation	(a)	3,446	3,752
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(37,810)	(40,174)
Pension plan	(f)	9,969	8,606
Different criteria for amortization of technology	(e)	12,607	10,963
Reversal of tax incentives		-	(114)
Business combinations Polibrasil, net of taxes	(g)	88,736	81,712
Transactions - entities under common control	(l)	17,593	17,593
Available for sale as marketable securities	(o)	3,254	3,232
Guarantees granted to third parties - FIN 45	(r)	(1,306)	-
Deferred income tax on the above adjustments		(14,414)	(7,271)
Shareholders' equity under U.S. GAAP		1,167,460	1,065,249
Accumulated other comprehensive income under U.S. GAAP		3,701	3,687

IV - Additional disclosures required by U.S. GAAP

a) Intangible assets subject to amortization

Following is a summary of the Company's intangible assets ("Spheripol" technology) subject to amortization under U.S. GAAP:

	09/30/2007	06/30/2007
Gross	47,869	47,869
Accumulated amortization	(15,867)	(15,100)
Net	32,002	32,769

The estimated aggregate amortization is as follows:

	Amount
2007	3,072
2008	3,072
2009	3,072
2010	3,072
2011	3,072

b) Supplementary information - valuation and qualifying accounts

Accounts receivable

	09/30/2007	06/30/2007
Balance at beginning of the period	18,065	18,791
Additions	1,255	-
Reverse	-	(726)
Balance at end of the period	19,320	18,065

Inventories

	09/30/2007	06/30/2007
Balance at beginning of the period	3,088	3,157
Additions	519	-
Reverse	(546)	(69)
Balance at end of the period	3,061	3,088

Other assets (taxes recoverable)

	09/30/2007	06/30/2007
Balance at beginning of the period	9,272	8,529
Additions	1,600	1,800
Reverse	-	(1,057)
Balance at end of the period	10,872	9,272

c) Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations and statement of changes in shareholders' equity under U.S. GAAP are as follows:

Condensed balance sheets under U.S. GAAP

ASSETS	09/30/2007	06/30/2007
Current assets:		
Cash and cash equivalents	251,731	309,137
Short-term investment	37,152	70,509
Trade accounts receivable	322,673	263,027
Inventories	183,754	205,433
Other credits	119,913	124,685
Prepaid expenses	1,050	2,138
	916,273	974,929
Investments	596,379	481,145
Goodwill, net	416,418	418,587
Property, plant and equipment	498,949	476,722
Long-term assets:		
Intangible, net	32,002	32,769
Deferred income tax	59,320	59,156
Recoverable VAT	112,676	91,875
Trade accounts receivable	7,018	7,175
Pension plan	9,969	8,606
Other debtors	28,608	30,606
	249,593	230,187
Total assets	2,677,612	2,581,570

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2007	06/30/2007
Current liabilities:		
Trade accounts payable	166,340	177,032
Payroll and related charges	16,162	12,830
Taxes payable other than income	15,204	14,073
Short-term debt	187,921	187,843
Interest payable on short-term debt	79,504	54,313
Dividends proposed and payable	173	173
Deferred income taxes	1,099	1,099
Other accounts payable	23,525	26,436
	489,928	473,799
Noncurrent liabilities:		
Loans and financings	949,822	980,824
Provision for contingencies	6,347	5,934
Deferred income taxes	62,800	54,350
Other accounts payable	1,255	1,414
	1,020,224	1,042,522
Shareholders' equity:		
Share capital	826,283	826,283
Other comprehensive income	3,701	3,687
Profit reserves	337,476	235,279
	1,167,460	1,065,249
Total liabilities and shareholders' equity	2,677,612	2,581,570

Condensed statements of operations under U.S. GAAP

STATEMENTS OF OPERATIONS	09/30/2007	09/30/2006
Net sales	1,442,640	1,353,339
Cost of sales	(1,173,720)	(1,187,942)
Gross profit	268,920	165,397
Operating income (expenses):		
Selling and marketing	(98,974)	(98,339)
General and administrative	(42,830)	(44,056)
Other operating expense, net	(7,730)	7,465
Operating expenses	(149,534)	(134,930)
Nonoperating income (expenses), net:		
Financial income (expense), net	58,520	(21,146)
Other	40,039	72,177
Income before income tax, equity in affiliates and minority interest	217,945	81,498
Income tax benefit (expense):		
Current	(32,616)	-
Deferred	(29,433)	(14,679)
Income before equity in earnings (losses) of affiliates and minority interest	155,896	66,819
Equity in earnings of affiliates	102,446	(23,408)
Income before minority interest	258,342	43,411
Minority interest	-	(1,671)
Net income for the period	258,342	41,740
Earnings per share - common	1.14	0.18
Earnings per share - preferred	1.14	0.18

Statement of comprehensive income

Under Brazilian accounting practices, the concept of comprehensive income is not recognized. Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. Since the Company has no transactions that result in other comprehensive income, net income (loss) is equal to comprehensive income (loss) for all periods presented.

Condensed statements of changes in shareholders' equity under U.S. GAAP

	09/30/2007	06/30/2007
At beginning of the period	905,619	905,619
Net income	258,342	156,454
Other comprehensive income	3,499	3,176
At end of the period	1,167,460	1,065,249

25. SUBSEQUENT EVENTS

The Company disclosed, by means of significant event notice published on October 31, 2007, that all shares held by SPQ Investimentos e Participações Ltda., its wholly-owned subsidiary, in Petroflex, were sold, under the shareholders' agreement, to Braskem S.A. and UNIPAR - União de Indústrias Petroquímicas S.A. on that date, representing 20.12% of total capital, by the average book value as of June 30 and September 30, 2007. Considering the negative goodwill to be amortized in said investment then existing and the adjustment to eliminate the effects of the revaluation reserves recorded by Petroflex, the Company shall record income in this transaction in the last quarter of 2007, of approximately R$28.7 million (R$18.9, net of income and social contribution taxes).

The Company also disclosed that in the acquisition of the shares held by its controlling shareholders by Petróleo Brasileiro S.A., the aforementioned sale will result in the reduction of the purchase price of all Company's shares (common and preferred), in the amount of approximately 2.54%, according to the significant event notice published on September 27, 2007.

RS0602*.*

SUZANO PETROQUÍMICA PARENT COMPANY

Sectorial Scenario and Economic Context

In the 3Q07, the prices of oil and its derivatives raised thanks mainly to the geopolitical tensions in the Middle East, together with indicators of low levels of stocks in important oil consuming regions and further a world limited refining capacity to serve the demand.

The average price of Brent oil barrel raised about 8% as regards the 2Q07, from an average of US$69 in the 2Q07 to US$ 74 per barrel in the 3Q07. The naphtha price followed the oil trend, but not so strongly, with a high of only 0.8% in its price between the quarters, from an average of US$671/ton in the 2Q07 to US$ 677/ton in the 3Q07. Therefore, the naphtha/Brent oil price ratio fell from an average of 9.8 in the 2Q07 to 9.1 in the 3Q07.

The international propylene prices also had, in average, a high in the quarter, as a result of the high demand for propylene derivatives, together with production constraints and turnarounds both in refineries and in some *crackers* around the world. The US Gulf propylene raised about 2.4%, reaching the average value of US$ 1,160/ton in the 3Q07, with a small variation as regards the level reached in the 2Q07, while in Europe the naphtha based propylene raised 5.4%, reaching US$1,211/ton in the same period. Otherwise, the propylene in Asia had a retreat of 1.3% in its price during the quarter, reaching an average of US$ 1,128/ton, due to the fact that the demand of local purchasers is balanced thanks to the supply increase in this region.

The international polypropylene prices followed the behavior of the propylene and also had a high in its prices in the 3Q07. The prices of PP in Asia raised about 5.7%, reaching the average level of US$1,357/ton CFR China, while the prices of PP in Europe and the export prices in the US increased, in average, US$ 120/ton and US$ 56/ton in the quarter, respectively. This high of PP prices aimed to accommodate the recent highs in the propylene prices, counting on a very favorable background of strong international demand in several regions of the world. The USA continued its strong exporting movement, feasible due to the more competitive local propylene prices, below the ones practiced in Europe and in Asia.

In Brazil, the thermoplastic resins market in the 3Q07 kept its performance similar to the 2Q07. According to preliminary data from ABIQUIM/Coplast, the internal consumption of thermoplastic resins (without PET) grew 0.9% as regards the 2Q07, reaching 1,104 million of tons of resins consumed. Furthermore, the imports of the aggregate of resins had a retreat of 1.3% in the 3Q07 as regards the 2Q07, replaced by sales of the local producers. In the first 9M07, the Brazilian market of thermoplastic resins grew 5.0%, cumulating 3,235 million of tons of resins consumed locally. Otherwise, the imports of resins in the first 9M07 reached 479.0 thousand tons, favored by the current levels of the exchange rate, representing a growth of 16.0% as regards the imports of the same period of the previous year.

As regards the polypropylene, its demand didn't follow the same path of the demand for the aggregate of thermoplastic resins in the 3Q07. The internal consumption of polypropylene decreased 4.3% as regards the 2Q07, reaching 308.8 thousand tons in the 3Q07. The imports of polypropylene in the 3Q07 amounted 44.9 thousand tons and represented a growth of 12.2% as regards the previous quarter, strongly pressing the internal sales of local producers, which had a fall of 6.6% between said periods. In the accumulated of the year, the Brazilian market of polypropylene reached 911.9 thousand tons, representing a high of 6.4% as regards the 9M06. In the 9M07, about 13.5% of the local demand was supplied by imports, while in the 9M06 the participation of the imports was restricted to 8.6% of the internal demand, again an effect of the current levels of the exchange rate in Brazil.

Production


'000 tons
7.8%
443
411
-13.0%
163
148
142
3Q06
2Q07
3Q07
9M06
9M07

The production of polypropylene in the 3Q07 was of 142.0 thousand tons, representing a reduction of 13.0% as regards the production of the 2Q07 and of 3.0% as regards the 3Q06. The operating rate in the 3Q07 was of 86.6%, considering a planned turnaround of 9 days in the Duque plant for replacement of catalyst. Some operating problems caused unplanned stoppages of the plants diminishing in 6.7% the capacity available for production in the 3Q07. The following chart shows the Company's quarterly operating rate and how much the availability of polypropylene production capacity was affected by planned and unplanned stoppages during those periods.


Operating Rate
90%
95%
94%
92%
92%
7%
2%
95%
85%
83%
85%
86%
3Q06
2Q07
3Q07
9M06
9M07
non programmed stoppage
programmed stoppage
operating rate

The production of polypropylene accumulated in the 9M07 reached 443.0 thousand tons, 7.8% above the production accumulated in the 9M06 mainly as a result of the 60 thousand tons increase in the production capacity of Mauá facility, which took place in July of last year. The accumulated adjusted operating rate in the 9M07 was of 92.4%, 0.5 p.p. higher than the operating rate accumulated in the 9M06, of 91.9%.

Sales


('000 tons)
422
433
+9.7%
150
155
147
+21.1%
-11.1%
116
125
111
333
336
+0.7%
3Q06
2Q07
3Q07
9M06
9M07
Domestic Sales
Exports

The total sales of polypropylene in the 3Q07 were 147.0 thousand tons, 4.9% below the result of the 2Q07 and 1.8% smaller than the 3Q06 basically as a result of fewer sales in the domestic market, which were partially compensated by greater exports volumes in the period. In the 9M07, the total sales reached 432.8 thousand tons, 2.6% above the result in the 9M06, with the internal sales and exports 0.7% and 9.7% higher between the periods, respectively.

The domestic sales in the 3Q07 totalized 111.0 thousand tons, a volume 11.1% smaller than the one sold in the 2Q07. Disregarding the effect of sales which have been postponed from the 1Q07 to the 2Q07, the retreat of the internal sales of the Company in the 3Q07 as regards the 2Q07 was about 7.2%, aligned with the reduction of 6.6% recorded in the total internal sales of the Brazilian producers of polypropylene. Indeed, a part of the sales of the local producers was replaced by imports, which had a growth of 12.2% between the quarters, favored by the level of the exchange rate. In spite of that, the Brazilian demand for polypropylene had a retreat of 4.3% between the 2Q07 and the 3Q07, which may be caused by a possible postponement of purchases to the 4Q07 as a result of an anticipation of purchases in the 2Q07, with inventories being consumed in the quarter. As regards the 3Q06, the domestic sales of the Company in the 3Q07 had a decrease of 4.5%, also equal to the performance of the local sales of the Brazilian producers, which retreated 4.6% between said periods as a result of the strong progress of 80.2% in the imports of resin, which supported a growth of 2.4% of the Brazilian demand for polypropylene between the 3Q06 and the 3Q07.

The domestic sales of the Company accumulated in the 9M07 amounted 335.7 thousand tons, 0.7% above the results in the 9M06, a performance aligned with the behavior of the internal sales of the Brazilian producers, which also increased only 0.7% between the periods. Between these periods, the internal demand of polypropylene grew 6.4%, and this increase in demand was almost completely supplied by imports, which increased 67.2% between the 9M06 and the 9M07.


Exports Destination (%) 3Q07
Others
Africa
28%
Europe
20%
Latin America
46%

Our external sales totalized 36.1 thousand tons in the quarter, representing 24.5% of the total sales in the period. This volume was 7.7% and 21.1% higher than the 3Q06 and 2Q07, respectively, reflecting the good moment of the international market, which presented ascending polypropylene prices throughout the months. Regions like Latin America, Africa and Europe presented very

attractive trade conditions in the period, supported by a strong demand and high prices. Latin America, a destination which provides the best margins, represented 47.0% of the exports of the Company to the external market, followed by Africa, with 25.8% and Europe, with 19.5% of the exported volume. In the 9M07, our exports amounted 97.1 thousand tons, 9.7% higher than the ones occurred in the same period of the previous year.

Sales Prices



US$/t
Evolution of PP Prices
(ICIS-LOR basis)
1.800
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
Europe Domestic
PP USA Export
PP Asia
SZPQ DM (Net Rev/ton)

The maintenance of a strong demand in the international market and turnarounds in some producers made the balance between supply and demand tight and promoted ascending moves in the polypropylene prices, impelled also for the high in the propylene prices. In average, according to data from the consultancy company Icis-Lor, the polypropylene prices in Asia presented a growth of 5.7% between the 2Q07 and the 3Q07, while the prices in Europe raised about 7.7% and those of exports of polypropylene from the USA raised 4.3% between the periods. Indeed, the USA took advantage of lower prices of propylene in the country to raise the competitiveness of its product in the international market, making feasible very expressive export volumes that contributed further for less pressure of supply of products in the US market.

Our 3Q07 average net revenue per ton in Reals in the domestic market was 0.3% and 1.2% below than the ones verified in the 2Q07 and 3Q06, respectively. When measured in Dollars, however, the 3Q07 net revenue per ton in the domestic market was 3.1% higher than the 2Q07, and further 11.8% higher than the one in the 3Q06, as a result of the appreciation of the Real over the Dollar within the periods.

Now, the 3Q07 net revenue per ton assessed in the external market, when expressed in Reals, had a high of 3.0% as regards the 2Q07, but was 5.9% smaller than the net revenue per ton recorded in the 3Q06, as a result of the effect of the exchange rate in the export prices in Dollars. Therefore, when expressed in Dollars, we see an increase of 6.6% in the net revenue per ton of exports as regards the 2Q07 and also as regards the 3Q06, a reflex of better business opportunities in the international market.

Net Revenue



'000 ton
508
409
516
436
486
386
1,353
1,114
1,443
1,178
3Q06
2Q07
3Q07
9M06
9M07
Domestic Sales
Exports

The net revenue was of R$485.6 million in the 3Q07, 5.8% smaller than the one assessed in the 2Q07 as a result of a decrease of 4.9% in the sales volume and a net revenue per ton, in Reals, 0.9% lower between the periods. When measured in Dollars, the net revenue of the 3Q07 was 2.6% lower than the one of the 2Q07, since the 4.9% fall in the sales volume was attenuated by a global net revenue per ton in Dollars 2.4% greater this quarter.

The net revenue accumulated in the 9M07 was of R$1,442.6 million, 6.6% above the results in the 9M06 due to the combination of a sales volume 2.6% greater and a global net revenue per ton in Reals 3.9% higher. When measured in Dollars, the net revenue recorded in the 9M07 presents a high of 16.2%, due mainly to a global net revenue per ton in Dollars 13.2% greater, combined with a sales volume 2.6% higher.

The net revenue arising from the volume sold in the domestic market in the 3Q07 was of R$385.7 million, 11.4% lower than that of the 2Q07 basically as a result of a volume of domestic sales 11.1% smaller. When expressed in Dollars, the net revenue in the internal market reached US$ 201.1 million, 8.4% below the one of the 2Q07 as an effect of a net revenue per ton in Dollars 3.1% higher, attenuating the sales volume 11.1% lower. As regards the 3Q06, the net revenue of the domestic sales, when expressed in Reals, was 5.7% lower, due to a combination of a sales volume and a net revenue per ton 4.5% and 1.2% lower, respectively.

In Dollars, a higher of 6.7% is verified as regards the 3Q06, since the net revenue per ton in Dollars 11.8% higher in the 3Q07 attenuated the 4.5% fall in the sales between the periods. In the accumulated of the 9M07, the net revenue assessed in the internal market in Reals reached R$ 1,177.9 million, 5.7% higher than the same period of last year as an effect of a net revenue per ton in the domestic market 5.0% higher and a sales volume 0.7% greater. In Dollars, the net revenue assessed in the internal market in the 9M07 was of US$ 588.1 million, 15.2% higher than the 9M06, as an effect mainly of the record of a net revenue per ton in the domestic market in Dollars 14.4% greater between the periods.

The net revenue arising from the sales to the external market amounted R$ 99.9 million in the 3Q07, 24.7% above the results in the 2Q07 as a result of a volume of exports 21.1% greater and a net revenue per ton of exports in Reals 3.0% higher. When expressed in Dollars, the net revenue of exports in the 3Q07 reached US$ 52.1 million, 29.0% above the previous quarter as a result of the greater sales volume and of the net revenue per ton in Dollars 6.6% higher. As regards the 3Q06, the net revenue of exports of the 3Q07 expressed in Reals was 1.3% higher since the increase of 7.7% in the volume sold between the periods dampened the impact of the 5.9% fall in the net revenue per ton of exports. Now, in Dollars, the net revenue grew 14.7% between the periods since the sales volume 7.7% greater was powered by a net revenue per ton in Dollars 6.6% higher. In the accumulated of the 9M07, the net revenue assessed in the external market in Reals reached R$ 264.7 million, 10.6% higher than the same period of the previous year as an effect mainly of a sales volume 9.7% greater. When expressed in Dollars, the net revenue assessed in the internal market in the 9M07 was of US$ 132.2 million, 20.5% higher than the 9M06, as an combined effect of a net revenue per ton of exports in Dollars and a sales volume 9.9% and 9.7% greater, respectively.

Cost of Goods Sold (CoGS)


Other Raw Materials
7.4%
Depreciation
4.8%
Labor
4.8%
Energy
1.2%
Others
2.1%
Main Feedstock
79.7%

The cost of goods sold (CoGS) in the 3Q07 was of R$411.9 million, 1.7% below the results in the 2Q07 basically as a result of a sales volume 4.9% lower combined with a CoGS per ton 3.5% higher. The 3Q07 CoGS per ton was of R$2.801, reflecting mainly the 3.0% increase in the cost per ton of propylene recorded in the quarter, resulting from increases in the prices of raw materials in the international market. In Dollars, the CoGS per ton recorded in the 3Q07 was of US$ 1,461, 7.0% above the one recorded in the 2Q07 basically as a result of the recording of a cost of propylene per ton in Dollars 6.5% greater. As regards the 3Q06, the CoGS recorded in the 3Q07 was 2.1% lower basically as a result of a sales volume and a CoGS per ton 1.8% and 0.3% lower, respectively. In Dollars, the CoGS per ton of the 3Q07 had an increase of 12.9% as regards the one recorded in the 3Q06.

In the accumulated in the 9M07, the CoGS amounted R$ 1,180.5 million, in line with the one recorded in the 9M06 since the effect of the sales volume 2.6% greater was practically annulled by the recording of a CoGS per ton 2.9% lower in the quarter, reaching R$ 2,728/ton. In Dollars, the accumulated CoGS in the 9M07 reached US$ 589.4 million, 8.6% above of the same period of last year as a result of the combination of a sales volume 2.6% greater and a CoGS per ton in Dollars 5.8% higher, in the amount of US$ 1,362/ton. The increase of 5.8% in the CoGS per ton in Dollars accumulated in the 9M07 reflects mainly the increase of 6.8% in the average cost of the propylene recorded this year, reaching US$ 1,077/ton.

Sales, General, and Administrative Expenses (SG&A)

The total sales, general, and administrative expenses (SG&A) totalized R$ 47.1 million in the 3Q07, 1.9% below the results in the 2Q07. Excluding the non-recurring effects in the SG&A in the 2Q07 and 3Q07, discriminated below, the SG&A of the 3Q07 would represent a 4.7% decrease as regards the adjusted SG&A of the 2Q07. In the accumulated of the year, the SG&A amounted R$ 140.0 million, in line with the one recorded in the 9M06. Following the same analysis and excluding the non-recurring items, in the accumulated of the year the SG&A totalized R$ 136.6 million and is also in line with the one recorded in the 9M06.

The sales expenses in the 3Q07 were of R$31.1 million, 5.0% below the results in the 2Q07 basically as a result of the volume sold 4.9% lower. Eliminating the non-recurring effects, in special the provision for bad debt, the sales expenses in the 3Q07 remain 7.5% below those recorded in the 2Q07. In the accumulated of the year, the sales expenses totalize R$ 99.0 million, only 0.6% above the results of last year, and, excluding the non-recurring items, the level of sales expenses in the 9M07 is practically the same as the one of the 9M06, once the sales volume in the 9M07 exceeded in 2.6% the ones in the 9M06.

The general and administrative expenses recorded in the 3Q07 totalized R$ 16.0 million, 4.9% higher than the ones in the 2Q07 mainly as a result of higher expenses with third parties. It is worthy to mention that in the 3Q07 was recorded an amount of R$1.3 million related to special projects, as activities related to the sale of the interests

in Petroflex and study of opportunities of consolidation and new businesses. In the 2Q07, the amount recorded for projects of said nature in the general and administrative expenses was of R$0.7 million. Excluding this effect, the general and administrative expenses of the 3Q07 would be only 0.7% higher than the ones of the 2Q07. In the accumulated of the year, the general and administrative expenses totalized R$ 42.0 million, practically in line with the expenses recorded in the 9M06. Excluding the effect of the non-recurring items, including the special projects and a review of the provision for payment of PLR bonuses in the 1Q07, the general and administrative expenses recorded in the 9M07 would be 2.1% higher.

Ebitda



EBITDA and EBITDA Margin
In R$ millions and %
12.6%
8.1%
15.6%
9.7%
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
68.5
72.8
47.0
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

The operating cash generation of the Company in the 3Q07 measured by the Ebitda criteria was of R$47.0 million, representing a 35.4% fall as regards the 2Q07 basically as a result of a gross profit 23.9% lower, arising from a 4.9% fall in the sales volume, a net revenue per ton 0.9% lower and a CoGS per ton 3.5% higher. The Ebitda margin assessed in the 3Q07 was of 9.7%, 4.4 b.p. below the Ebitda margin of the 2Q07, reflecting the tougher scenario of the domestic market combined with the high in the prices of raw materials.

However, the accumulated Ebitda in the 9M07, of R$188.2 million, is 107.4% greater than the accumulated in the 9M06 and already exceeds in 20.7% the Ebitda accumulated in the whole year of 2006. The Ebitda margin accumulated in the 9M07 was of 13.0%, 6.3 b.p. above the Ebitda margin accumulated in the 9M06.

Financial Result and Indebtedness

In September 30, 2007, the gross indebtedness (considering principal and interests) of Suzano Petroquímica totalized R$1.198.6 million, 2.0% below the level of indebtedness at the closing of the 2Q07 mainly because the appreciation of the Real over the Dollar within the quarters. However, the net indebtedness reached R$ 913.9 million, representing an increase of 7.8% as regards the closing of the previous quarter due to a lower cash availability, caused by the acquisition of PQU's shares, by exercising our Right of First Refusal (and as a consequence the assignment of PQU's shares from current assets to permanent assets), as well as the retreat in the cash generation of the Parent Company in the period. For more details, see Note No 11 of the ITR.

Exposure per Term (%)



82.9%
80.2%
79.3%
17.1%
19.8%
20.7%
3Q06
2Q07
3Q07
Short Term
Long Term

Exposure per Currency (%)



69.4%
68.0%
66.8%
30.6%
32.0%
33.2%
3Q06
2Q07
3Q07
R$
US$

Exposure per Indexer (%)



4%
4%
4%
28%
27%
27%
27%
28%
29%
3Q06
2Q07
3Q07
CDI
Libor
Fixed (US$)
TJLP

In the 3Q07, the net financial result of the Parent Company was positive in R$13.0 million, mainly due to the appreciation of 4.7% of the Real over the Dollar between July and September 2007, which generated a exchange and monetary positive change on the contracted debt of R$39.8 million, besides a financial revenue of R$4.6 million resulting from financial investments. The share of financial expenses related to payment of interests on the debt reached R$ 23.4 million, forming the financial result as in the chart below:

Financial Result (R$ million)	3Q07	2Q07	3Q06
Financial Expenses	**12.5**	**15.6**	**(34.6)**
Interests (ACC/ Loans)	(23.4)	(28.8)	(28.0)
Adjustment for Inflation	-	-	-
Exchange Rates	39.8	47.7	(1.0)
Banks/ CPMF/ IOF taxes	(2.4)	(3.1)	(4.4)
Others	(1.5)	(0.1)	(1.2)
Financial Revenues	**0.5**	**5.9**	**2.7**
Interests on Financial Investments	4.6	5.9	2.7
Adjustment for Inflation	-	-	-
Exchange Rates	(4.1)	-	-
Net Financial Result	**13.0**	**21.4**	**(31.9)**

Additionally, the Company obtained revenue from interests on financial investments in the 3Q07 in the amount of R$4.1 million, resulting from investment of the cash of its fully-owned subsidiary SPQ Investimentos e Participações, recorded in the result of the Parent Company through equity pick up.

According to the debt amortization schedule beside, on September 30, 2007, the average debt maturity was of 4.4 years. The average cost of debt in the 3Q07 was of US$ + 6.38%.



Amortization Time Schedule (USD million)
26
103
57
57
79
89
70
24
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2014
2016
2017

Net Debt / (Ebitda+Dividends)



Net Indebtness / (Ebitda + Dividends)
Parent Company
7.1
6.8
5.5
4.0
3.2
3.6
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07
09.30.07

The Net Debt/(Ebitda + Dividends) ratio of the Parent Company ended the 3Q07 in 3.6x, slightly above the closing on June 30, 2007 as a result of Parent Company's lower cash availability, due to the acquisition of PQU's shares, by exercising our Right of First Refusal (and as a consequence the reassignment of PQU's shares from current assets to permanent assets), as well as the retreat in the cash generation of the Parent Company in the period.

Considering the Company's cash generation and indebtedness forecast for the end of this year, including expectations for the exchange rate in the future market also at the end of year, the payment received for Petroflex shares, in accordance to the Material

Fact of October 31, and the second installment related to Politeno's sale earn-out formula, to be received in 4Q07, the Parent Company's leverage index shall be slightly below 3.0x at the end of this year.

This result shall confirm the success of the financial policy implemented by the Company since the end of 2005, based on long-term and low cost funding, as well as mostly in Dollar currency, naturally hedged by the net cash flow in this foreign exchange. The strong recovery of Company's profitability, together with a divestment process executed at the planned time, allowed this strong and quick deleveraging observed since July of 2006.

Net Income

The net income recorded in the 3Q07 was of R$57.3 million, and the impact of the lower cash generation in the quarter have been mitigated by an expressive equity pick up of R$38.6 million and its effect in the assessment of lower taxes due in the quarter, besides the contribution from the positive financial result of R$13.0 million, and despite the recurring amortization of R$13.9 million related to the goodwill for the acquisition of Polibrasil. It is worthy to mention that the equity pick up was favorably impacted by the additional accounting of R$12.3 million related to another adjustment derived from the recurring assessment of the earn-out formula related to the sale of our interests in Politeno.

The net income accumulated in the 9M07 reached R$183.4 million, the greater historical level in a period of nine months, due mainly to the strong cash generation recorded in said period, the recording of a equity pick up in the amount of R$99.0 million, a positive financial result of R$43.8 million, and despite the recurring amortization in the year of R$41.1 million related to the goodwill for the acquisition of Polibrasil.

Investments

The investments of the Company were of R$38.0 million in the 3Q07, of which 92.4% were destined to the projects of expanding our polypropylene production capacity, and the remaining to the maintenance of the production equipment and other investments, according to the competence criteria.



R$ million
Expansion
Maintenance
5.6
10.0
3.7
6.5
6.3
16.0
15.4
24.4
32.9
18.2
38.0
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4T06 1T07 2T07 3T07

The Company is increasing the production capacity of its Mauá and Duque de Caxias plants, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The schedule to start the operations of the new capacity sets forth the following stages: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque's unit, which must be completed in the 4Q07; (2) expansion of the polypropylene production capacity of the Duque de Caxias (RJ) unit in 100 thousand tons/year in the 4Q07; (3) second stage of the increase in the polypropylene production capacity of the Mauá (SP) unit, which will add 90 thousand tons/year more, foreseen for the 2Q08. The disbursement schedule updated as of the 3Q07 is shown aside.

The total amount estimated for the projects of expanding the capacity and the construction of the sea terminal, including the expansion of the Mauá unit already carried out, is of US$ 126.9 million, and the projects mentioned above count on defined funding sources, financed by the *International Finance Corporation*-IFC and also by BNDES.

US$ million	Until 2T07	2007	2008	Total
Capex Projects	**63.9**	**38.0**	**25.0**	**126.9**
SeaTerminal	9.1	8.5	0,0	17.6
Expansions	54.8	29.5	25.0	109.3

Capital Market

The daily average financial volume of the preferred share of Suzano Petroquímica (SZPQ4) negotiated at Bovespa in the 3Q07 reached R$ 8.9 million, with a growth of 324.8% as regards the 2Q07, as a result of the new prices of the shares with the announcement, on last August 3, of the sale of the control to Petrobras. In this same period, the Bovespa Index had a daily average financial volume 22.5% higher than the one recorded in the 2Q07, reinforcing the consolidation of the Brazilian capital market every quarter.



Average Daily Volume - SZPQ (R$ '000 day)
908
1,463
1,555
2,101
8,926
3Q06
4Q06
1Q07
2Q07
3Q07



SZPQ4 Performance x Ibovespa
Basis: Jan 2006 = 100
220
200
180
160
140
120
100
80
60
40
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
197
181
128
—Suzano Petroquímica
—Ibov
— Petrochemical Sector

As a result of the announcement of the sale of control of Suzano Petroquímica, and of the *tag along* right of 80% ensured to its minority shareholders, the preferred share of Suzano Petroquímica negotiated at Bovespa closed the quarter priced in R$ 9.38/share, presenting an appreciation of 96.2% when compared to the amount at the closing of the 2Q07. At the closing of the 3Q07, the preferred share of Suzano Petroquímica had an appreciation of 139.3% in the year, while the weighted index of the petrochemical sector had a positive variation of 54.8% and the Bovespa Index raised 36.0% in the same period.

Information on the Shares	09/30/2007
Total Shares	226,695,380
Common Shares	97,375,446 (43.0%)
Preferred Shares	129,319,934 (57.0%)
Market Cap (= price of the share in Sep 30, 3007 x Total No of shares)	
R$ million	2,126.4
US$ million	1,156.3

*Fontes: Suzano Petroquímica / Economática

Expectations for the polypropylene business

The international resins prices have followed the increase of prices of the raw materials, as a reflex of the more recent high in the oil prices. Even though, the good level of world demand made feasible a good moment in the international market, and the demand tends to keep a reasonable stability as a result of the good indicators of the world economy that have been observed. The future behavior of oil prices and its derivatives, up to the thermoplastic resins, shall depend a lot on the materialization of eventual risks of failure in the supply resulting from potential conflicts in the Middle East, considering further the fluctuations in the levels of inventories of the main oil consuming markets.

In Brazil, we verified in the 3Q07 a frustration in the behavior of the demand in the quarter, known for being the stronger of the year, according to the seasonality of the business. Despite of that, we believe that a postponement of the purchases to the 4Q07 may have occurred as a result of an anticipation of purchases in the 2Q07, what, combined with the favorable scenario in the international market, may cause a recover in the domestic market by the end of the year.

Social and Environmental Responsibility for Sustainable Development

In this quarter, we launched the Social Investment Policy, which is intended to give support to structured and sustainable projects and initiatives with long term results. A folder was distributed, explaining the policy to all stakeholders (clients, suppliers, investors, NOGs, among others).

In July and August, Suzano Petroquímica gave support to the 2007 Pan-American Games and Para-Pan-American, which took place in the city of Rio of Janeiro, supplying more than 6 million of water cups made of polypropylene, which were distributed to the athletes of the 42 participating countries, in a partnership with Nova Cedae (Companhia Estadual de Águas e Esgotos) and Guaracamp.

As a part of the process of commitment with the fishermen communities in Magé, Duque of Caxias and Ilha do Governador, located in the area of influence of the Sea Terminal and the propylene pipeline, it was carried out the collection and donation of food staples to the families of the community, in a partnership with Assecampe.

The company took part in the Congresso de Atuação Responsável of the Abiquim and promoted the commitment, in this process, of representatives of the communities of Mauá, Duque and Camaçari, regions where our industrial plants are located.

Suzano Petroquímica carried out this quarter a meeting with carriers, where it promoted a first stakeholder engajament in the light of the sustainability concept, approaching him to this concept and presenting the "Pacto Empresarial contra Exploração Sexual of Crianças e Adolescentes nas Rodovias Brasileiras", of which the Company is a member, encouraging all the carriers to adhere to this important commitment.

In a survey carried out by the consultancy company DOM Strategy Partners on the corporate good standing standards, governance, management of intangible assets, as sustainability, brands, innovation, information technology and talents, Suzano Petroquímica was ranked 32nd among the one thousand largest companies in Brazil, including foreign companies here installed, an important acknowledgment of good management practices of the Company.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro-Forma* Consolidated Result

Summary of Indexes (R$ million)	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Net revenue	657.9	695.7	-5.4%	700.6	-6.1%	1,989.0	1,763.1	12.8%
Gross Income	110.7	106.0	4.4%	134.2	-17.5%	371.1	197.3	88.1%
Gross Margin	*16.8%*	*15.2%*	*+1.6 b.p.*	*19.2%*	*-2.4 b.p.*	*18.7%*	*11.2%*	*+7.5 b.p.*
Ebitda	75.9	73.1	3.7%	103.2	-26.5%	278.5	103.3	169.6%
Ebitda margin	*11.5%*	*10.5%*	*+1.0 b.p.*	*14.7%*	*-3.2 b.p.*	*14.0%*	*5.9%*	*+ 8.1 b.p.*

Production (000 t)	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Riopol[1]	96.5	110.4	-12.6%	103.3	-6.6%	305.8	260.5	17.4%
Petroflex	91.7	86.7	5.8%	87.6	4.7%	255.4	247.9	3.0%

1 - The production of 52.5 thousand tons in the 1Q06 refers to the pre-operating stage, started in November 2005 and ended on March 31. 2006.

Sales (000 t)	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Riopol	95.7	104.4	-8.3%	105.8	-9.5%	316.6	239.5	32.2%
MI	61.6	65.9	-6.5%	69.8	-11.7%	194.6	163.4	19.1%
ME	34.1	38.5	-11.4%	36.0	-5.3%	122.0	76.1	60.3%
Petroflex	86.0	90.2	-4.7%	88.2	-2.4%	256.5	254.8	0.7%
MI	61.8	57.6	7.3%	62.3	-0.8%	182.9	162.4	12.6%
ME	24.2	32.6	-25.8%	25.9	-6.6%	73.6	92.4	-20.3%

1 - From January to March 2006 40.5 thousand tons of polyethylenes were sold referring to the pre-operating stage of Riopol, which were not recorded in the results. The sales performed from April 2006 were totally of resins produced by Riopol, during its operating stage.

Riopol

This quarter the domestic demand of polyethylene increased 2.4% as regards the 2Q07, an increase stimulated by the 4.0% increase in the sales of the local producers, recovering part of the market supplied by imports, which presented a 6.5% fall between the periods. When compared to the previous quarter, the exports of polyethylene reduced by 13.0%, confirming the priority given by local producers to supply the domestic market.

In the accumulated of the year, the domestic demand of polyethylene increased 2.3% as regards the 9M06 and was basically supplied by the increase of 3.0% in the sales of the local producers, whith a 1.6% decrease in the imports. In the same period, the exports presented an increase of 18.0%, as a result of the good trade conditions in place in the external market.

In the third quarter a world movement of high was observed in the prices of polyethylene, sustained by the high in the price of raw material combined with a warmed world demand. Furthermore, in Brazil this movement was also benefited by the reduction of local offer of Argentinean products, caused by energy problems in that country, which restricted the production of polyethylene derived from natural gas.

The production of Riopol in the 3Q07 was of 96.5 thousand tons, representing a 6.6% decrease in the production of polyethylene as regards the 2Q07 as a result of fluctuations and interruptions in the raw material supply, besides the non-scheduled stoppages. The operating rate in the 3Q07 was of 71.5%.

Considering the limitation of raw material supply in the 3Q07, which impacted the production of the company, the sales of polyethylene of Riopol were 9.5% lower than the 2Q07. From the total of 95.7 thousand tons sold in the 3Q07, 35.6% were destined to the external market.

The result of Riopol in the 1Q06 was recorded in the deferred assets of the company, since it was still in pre-operating stage. Therefore, the accumulated results in the 9M06 are not comparable to the results assessed in the 9M07. Only from the 2Q06 on the results have been recorded in the financial statements of the company and in our consolidated result, proportionally to our stake in Riopol.

Petroflex

The internal demand for synthetic rubber in the 3Q07 remained strong. However, a good part of this demand was captured by the imports, which negatively contributed to the performance of the company.

In the 3Q07, the production of Petroflex totalized 91.7 thousand tons of elastomers, representing an increase of 4.7% compared to the 2Q07. As regards the 3Q06, the volume produced increased 5.8%, and the operating rate of the plant remained stable between the periods, as a result of the increase of the capacity of the plant of Cabo in 20 thousand tons in January 2007. In the accumulated of 2007, the elastomers production totalized 255.4 thousand tons, reaching 77% of operating rate.

Aiming to take advantage of the good moment in the Brazilian market, and to mitigate the impact of the appreciation of the Real, Petroflex prioritized its sales to the internal market, which were responsible for 71.9% of the sales volume in the 3Q07.

Net Revenue

In the 3Q07, the consolidated net revenue totalized R$ 657.9 million, 6.1% below the recorded in the previous quarter as a result of the lower net revenue assessed by the companies, as shown in the chart below. For the same reason, the consolidated net revenue was 5.4% lower when compared to the 3Q06. The consolidated net revenue in the 9M07 had a growth of 12.8% as regards the 9M06, due to the non-contribution of Riopol's result in the 1Q06, as a result of its pre-operating period, and the better results assessed by the companies as a consequence of a better petrochemical scenario in 2007 when compared to the beginning of 2006.

Net Revenue R$ million	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Suzano Petroquímica Controlling Company	**485.6**	**507.7**	-4.3%	**515.6**	**-5.8%**	**1.442.6**	**1.353.3**	**6.6%**
Riopol[1]	111.2	114.6	-3.0%	120.0	-7.3%	360.2	209.2	72.2%
Petroflex[1]	70.8	73.5	-3.7%	73.2	-3.3%	214.1	200.5	6.8%
Eliminações[3]	**(9.6)**	-	-	**(8.2)**	-	**(27.9)**	-	-
Consolidated Suzano Petroquímica[2]	**657.9**	**695.7**	**-5.4%**	**700.6**	**-6.1%**	**1.989.0**	**1.763.1**	**12.8%**

1 - Stake of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex

2 - Pro forma consolidation considering the stake in Petroflex and Riopol. It does not consider the stake in Politeno in the periods previous to its sale which took place on Apr 04, 2006.

3 - In the process of consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions among companies started to be normally done on a quarterly basis.

Riopol:, the net revenue in the quarter, of R$333.5 million, decreased 7.3% as regards the 2Q07, as a result of the reduction of 9.5% in the volume sold despite the increase of prices recorded by the company in the 3Q07, which caused an increase of 2.5% in the net revenue per ton of polyethylene, in Reals. In Dollars, the net revenue had a 4.2% decrease, due to a net revenue per ton of polyethylene, in Dollars, 5.9% greater. From the total net revenue, 88.7% were originated from the sale of polyethylene and the remaining from the sale of by-products (propylene, hydrogen and pyrolysis gasoline). Riopol represented 15.5% of the consolidated net revenue in the 3Q07.

Petroflex: the net revenue of Petroflex in the 3Q07 was of R$352.0 million, 3.3% below the results in the 2Q07 due to the lower volume sold combined with a lower net revenue per ton of the company, in Reals, affected mainly by the increase of the imports. As regards the same period of 2006, the net revenue had a 3.7% decrease, an effect of the volume sold 4.7% lower, despite of a greater net revenue per ton between the periods. In the 9M07, the

company accumulated a net revenue of R$1.064.4 million, indicating an increase of 6.8% when compared to the 9M06, due to a net revenue per ton in Reals 6.1% higher together with a sales volume slightly greater between the periods. Petroflex was responsible for 10.7% of the consolidated net revenue of Suzano Petroquímica in the 3Q07.

Cost of Goods Sold (CoGS)

The consolidated cost of goods sold (CoGS), of R$547.3 million in the 3Q07, presented a 3.4% reduction when compared to the 2Q07, since the Parent Company and its controlled companies registered a decrease in their CoGS. As regards the 3Q06, the CoGS had a decrease of 7.2% also influenced by the non-accounting of the offsets [3] taken place at that quarter. The Consolidated CoGS in the 9M07 was 3.3% higher than the 9M06, basically as a result of the greater contribution of Riopol in the consolidation this year, since in the 1Q06 the cost of products sold by Riopol was still being deferred, given its pre-operating stage.

Cost of Goods Sold (CoGS)								
R$ million	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Suzano Petroquímica Controlling Company	**411.9**	**420.6**	**-2.1%**	**418.8**	**-1.6%**	**1.180.5**	**1.184.7**	**-0.4%**
Riopol[1]	85.1	105.6	-19.4%	94.4	-9.9%	283.7	204.1	39.0%
Petroflex[1,4]	59.9	63.5	-5.7%	61.4	-2.4%	181.7	176.9	2.7%
Offsets[3]	**(9.6)**	-	-	**(8.2)**	-	**(27.9)**	-	-
Consolidated Suzano Petroquímica[2]	**547.3**	**589.7**	**-7.2%**	**566.4**	**-3.4%**	**1,617.9**	**1.565.8**	**3.3%**

1 - Stake of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - - Pro forma consolidation considering the stake in Petroflex and Riopol. It does not consider the stake in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – In the process of consolidation, the revenues and costs among companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions among companies started to be normally done on a quarterly basis.
4 – At the end of 2006 Petroflex performed a reevaluation of assets, which increased the depreciation accounted in the CoGS. As Suzano Petroquímica does not use this procedure, the Company made an adjustment to eliminate its effect, and for that reason the values of CoGS disclosed by Petroflex are different from ours. See more details at the Note in the Company's ITR.

Riopol: the CoGS assessed in the 3Q07 was of R$255.2 million, 9.9% lower than the one recorded in the 2Q07 as a result of the 9.5% reduction in the sales volume. In the 3Q07, 79.2% of the CoGS of Riopol were variable costs of production (raw material, catalizers, utilities, and etc), 12.1% related to depreciation and amortization and 8.7% fixed costs, while in the 2Q07 this distribution was, respectively, of 78.9%, 12.9% and 8.2%.

During the 3Q07 the prices of ethane and propane presented an ascending path, as a result of the higher oil price arising from geopolitical conflicts in the Middle East, some constraints in the refining industry low inventories and crisis in the US economy. Thus, the average prices of ethane Mont Belvieu* in the quarter were 12.6% above the one recorded in the 2Q07, while the same reference of propane had also a high of 7.8%, as shown in the chart.

Evolution of Mont Belvieu Ethane and Propane prices



Jan 05 = 100
jan/05
mar/05
may/05
jul/05
sep/05
nov/05
jan/06
mar/06
may/06
jul/06
sep/06
nov/06
jan/07
mar/07
may/07
jul/07
sep/07
ethane
propane

Petroflex: the CoGS[4] of Petroflex in the quarter was of R$297.9 million, 2.4% lower than the one recorded in the 2Q07 due basically to the sales volume 2.5% lower. As regards the 3Q06, the CoGS had a 5.7% decrease, a joint effect of the lower volume sold and of a CoGS per ton 1.1% lower. In the nine first months of 2007, the CoGS of the company totalized R$ 903.0 million, 2.7% above the one assessed in the 9M06.

General and Administrative Sales Expenses

In the 3Q07, the consolidated sales general and administrative expenses (SG&A) totalized R$ 66.5 million, 4.7% below the ones recorded in the 2Q07, basically as a result of the lower sales expenses verified in the companies, as a reflect of the lower volumes sold. When compared to the 3Q06, the SG&A were 0.9% higher as a result of the 13.2% increase in the consolidated administrative expenses, despite the 4.6% decrease in the sales expenses between the periods. In the 9M07, the consolidated SG&A totalized R$ 200.5 million, an amount 9.1% higher than the one assessed in the same period of 2006.

Riopol: in the 3Q07 the SG&A of Riopol reached R$ 43.2 million, a 14.8% decrease as regards the expenses assessed in the 2Q07. This reduction is explained by sales expenses 24.0% lower than the 2Q07, due to the lower volume sold, which caused lower expenses with freight and royalties. From the sales, general and administrative expenses recorded in the 3Q07, 65.3% were sales expenses and 34.7% general and administrative expenses. In the first nine months of 2007, the SG&A reached the amount of R$135.1 million.

Petroflex: the SG&A of Petroflex reached R$ 23.5 million in the 3Q07, 4.0% higher than the ones recorded in the 2Q07, due to the increase of 13.5% in the administrative expenses, despite a decrease of 1.7% in the sales expenses as a result of the lower volume sold. When compared to the 3Q06, the SG&A presented a decrease of 12.9%, due to the lower general and administrative expenses, a result of the cost reduction policy implemented by Petroflex. In the 9M07 the SG&A of the company amounted R$ 68.1 million.

Ebitda

The consolidated Ebitda in this quarter was of R$75.9 million, 26.5% below the one recorded in the 2Q07, primarily influenced by the 35.4% fall of the cash generation of the Parent Company, and by the lower contribution of Petroflex.

As regards the 3Q06, the consolidated Ebitda had a 3.7% decrease, impacted again by the 21.3% fall in the cash generation of the Parent Company.


EBITDA AND EBITDA MARGIN
13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
10.5%
14.5%
15.8%
14.7%
11.5%
66,8
37,2
48,6
37,2
14,6
15,5
73,1
90,1
99,4
103,2
75.9
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

In the 9M07 the Company accumulated a consolidated Ebitda of R$278.5 million, 169.6% higher than the one recorded in the 9M06 as a result of the remarkable recovery of spreads which took place between these periods, reflected in the better results disclosed by the companies, and of the non-contribution of result of Riopol in the 1Q06 together with a negative cash generation of this company in the 2Q06. In the 3Q07, 61.9% of the consolidated Ebitda of Suzano Petroquímica was originated from the contribution of the polypropylene business.

EBITDA								
R$ million	3Q07	3Q06	Δ% 3Q07/3Q06	2Q07	Δ% 3Q07/2Q07	9M07	9M06	Δ% 9M07/9M06
Suzano Petroquímica Controlling Company	47.0	59.7	-21.3%	72.8	-35.4%	188.2	90.8	107.4%
Riopol[1]	22.3	7.6	193.4%	21.1	5.7%	68.1	0.7	[illegible]
Petroflex[1]	6.8	5.9	15.3%	9.7	-29.9%	23.0	13.8	66.7%
Other consolidated revenues / expenses[3]	(0.2)	(0.1)		(0.3)		(0.8)	(2.0)	
Consolidated Suzano Petroquímica[2]	75.9	73.1	3.7%	103.2	-26.5%	278.5	103.3	169.6%

1 – Stake of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex

2 - Pro forma consolidation considering for all the periods mentioned, the 100% participation in Polibrasil, consolidated with the participations in Petroflex and Riopol. It does not consider the stake in Politeno in the periods previous to its sale which took place on Apr 04, 2006.

3 – These reflect the consolidated revenues/expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltd. and of Polipropileno Participações up to September 30, 2006.

Riopol: the Ebitda of the company in the 3Q07 was of R$66.8 million, 5.5% higher than the 2Q07, as a combined effect of a 14.8% reduction in the SG&A and the increase of 2.2 b.p. in the gross margin of the company. The Ebitda margin recorded in the 3Q07 was of 20.0%, representing an increase of 2.4 b.p. when compared to the 2Q07. When compared to the 3Q06, the Ebitda of Riopol increased 193.4%, considering that in that quarter the company was still in its pre-operating stage. Riopol contributed with a share of 29.2% to the Consolidated Ebitda of Suzano Petroquimica in the 3Q07.


Ebtida and Ebitda Margin
19.1%
20.0%
17.3%
17.6%
6.6%
-7.3%
-20.6
22.7
57.0
73.9
63.4
66.8
3Q06
4Q06
1Q07
2Q07
3Q07

Petroflex: the Ebitda of Petroflex in the quarter, of R$34.0 million, was 29.9% lower than the one recorded last quarter due to higher SG&A recorded in the quarter besides the assessment of R$6.1 million of non-recurring operating expenses in the 2Q07. When compared to the 3Q06, the Ebitda increased 15.3%, as a result of the increase of 1.5 b.p. in the gross margin of the company together with a significant decrease in the SG&A of Petroflex. In the 9M07 the accumulated Ebitda was of R$114.6 million, representing an expressive increase of 66.7% as regards the same period of last year, besides an increase of 3.9 b.p in the Ebitda margin.

Financial Result and Indebtedness

The Company had, in the 3Q07, a positive net consolidated financial result of R$16.8 million in the 3Q07, 49.3% lower than the result recorded in the 2Q07, primarily influenced by the positive net financial result of R$13.0 million of the Parent Company, 39.5% lower than the financial result of the 2Q07. In the quarter, the appreciation of 4.7% of the Real contributed positively with R$ 48.2 million to the consolidated financial result, of which 74% are originated from the Parent Company.

In the 9M07 the net financial result accumulated R$ 62.1 million, reverting the negative result recorded in the 9M06, benefited by a positive exchange rate variation of R$165.7 million, since the greater part of the indebtedness of the companies are denominated in Dollars.

The consolidated gross indebtedness of the Company (considering principal and interests) in September 30, 2007 was of R$1.830.1 million, 1.3% lower than the amount in June 30, 2007, due mainly to the appreciation of the Real, converting a debt in Dollars to a lower amount in local currency. The consolidated net indebtedness reached R$ 1,490.8 million, 3.0% above the one recorded in the 2Q07, as a result of the reduction of 16.8% in the cash availability, influenced mainly by the reduction in the cash generation of the Parent Company, which attenuated the effect of the cash increase in Riopol derived from the non-operating revenue resulting from a positive agreement about the claim existing between Riopol and the EPC contractor of its industrial complex.

Consolidated Net Debt / Ebitda

The consolidated leverage at the end of the quarter was of 4.0x, repeating the level reached in the previous quarter since the growth of 0.7% in the consolidated cash generation in the last 12 months almost balanced the increase of 3.0% in the consolidated net debt in the period.


Net Indebtness / Ebitda
Consolidated *Pro Forma*
13.2
11.4
8.1
5.5
4.0
4.0
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07
09.30.07

Considering the Company's cash generation and indebtedness forecast for the end of this year, including expectations for the exchange rate in the future market also at the end of year, the payment received for Petroflex shares, in accordance to the Material Fact of October 31, and the second installment related to Politeno's sale earn-out formula, the consolidated leverage will probably be slightly below 3.7x at the end of this year, even considering Rio Polímeros' raw-material supply problems, which have been causing a negative impact in Rio Polimeros' performance.

This result shall confirm the success of the financial policy implemented by the Company since the end of 2005, based on long-term and low cost funding, as well as mostly in Dollar currency, naturally hedged by the net cash flow in this foreign exchange. The strong recovery of Company's profitability, together with a

divestment process executed at the planned time, allowed this strong and quick deleveraging observed since July of 2006.

Net Income

Suzano Petroquímica recorded a net income of R$57.4 million. This amount was directly impacted by the positive contribution of R$16.8 million of financial result, as a result of the appreciation of the Real, for the additional recording of R$12.3 million related to another adjustment derived from the recurring assessment of the earn-out formula related to the sale of our stake in Politeno, and further for the recording of the non operating revenue registered by Riopol of R$ 45.6 million as a result of the final agreement reached with the EPC contractor, and despite the recurring amortization of the goodwill of R$13.9 million in the period.

For effects of consolidation, the net income of the Parent Company in the 3Q07 decreased R$ 149 thousand as regards the Consolidated due to a reclassification of the tax incentive of reduction of 25% of the income tax expense on the profit of the exploitation of the plant of Camaçari – BA, in the jurisdiction of the Agência de Desenvolvimento do Nordeste - ADENE.

SUZANO PETROQUÍMICA S.A.
Authorized Capital Publicly Traded Company
Federal Taxpayer ID CNPJ/MF No 04.705.090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Special General Meeting

DATE, TIME AND PLACE: November 30, 2007, at 8:30 AM, at the company's headquarter, at Avenida Brigadeiro Faria Lima, 1355, 10th floor, in the City of São Paulo, State of São Paulo ("Company").

ATTENDANCE: Shareholders of the Company representing more than two thirds of the voting capital stock and also shareholders holding preferred shares with no voting rights.

BOARD: Moacir Zilbovicius, Chairman of the Board; Marcos Hiyoshi Kubo, Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Publication of call in the Official Gazette of the State of São Paulo on November 14, 15 and 17 and in the newspaper Valor Econômico of November 14, 16 and 19, 2007; and
2. Proposal by the Management of November 13, 2007.

AGENDA:

1. Amendment of the Company's name and consequent amendment of article 1 of the Company's Bylaws;
2. Change of the registered office of the Company;
3. Amendment of the Bylaws of the Company, according to proposal by the Management; and
4. Election of members for the vacancies at the Board of Directors and the Audit Committee of the Company.

RESOLUTIONS UNANIMOUSLY TAKEN:

At the start of the meeting, after the discussion on the matters of the agenda, the attendants unanimously decided, with no restrictions:

1. To maintain the current name of the Company for a term of up to six (6) months.

2. To transfer the Company's registered office to Rua Doutor Fernandes Coelho, No. 85, 15th floor, in the City of São Paulo, State of São Paulo.

3. To approve the Proposal by the Management for amendment of the Company's Bylaws, according to the attached document, which is an integral part hereof.

4. **The Chairman communicated having received the requests of dismissal** from all members of the Board of Directors, Mrs. David Feffer, Daniel Feffer, Boris Tabacof, Jorge Feffer, Claudio Thomas Lobo Sonder, Adhemar Magon, Antonio de Souza Corrêa Meyer, Pedro Pullen Parente, Roger Agnelli, and Augusto Esteves de Lima Junior, and from the members of the Audit Committee, Mrs. Rubens Barletta, Luiz Augusto Marques Paes, Luiz Gonzaga Ramos Schubert and Roberto Figueiredo Mello, whose letters dated November 30, 2007 are filed at the Company's head office. The Company accepted the dismissal submitted by the members of the Board of Directors and of the Audit Committee, according to the letters sent to the Company, hereby thanking them for the services rendered to the Company during the period of its terms in office and releasing said members of the Board of Directors and the Audit Committee for the acts practiced in the exercise of its respective functions in the management of the Company. Said release is conditioned to the approval of the accounts of the Management of the Company as regards the fiscal year to be ended on December 31, 2007 by the annual general meeting.

As regards the agenda, the General Meeting of the Company decided to elect for the Board of Directors: (a) PATRICK HORBACH FAIRON (Federal Taxpayer ID CPF/MF No. 293.710.580-72 – ID Card RG No. 6.004.968.563 SJS/RS), Brazilian, divorced, Electronic Engineer, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 65, 9th floor as Chairman of the Board of Directors; (b) DEUZI SILVA LIMA (Federal Taxpayer ID CPF/MF No. 549.874.666-00 - ID Card RG No. 2.298.113 SSP/MG), Brazilian, single, Chemical Engineer, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Av República do Chile, 65, 22nd floor, as Deputy Chairman of the Board of Directors; (c) ALVARO DE SÁ BAHIA (Federal Taxpayer ID CPF/MF No. 116.785.421-72- ID Card RG No. 03094533-1 IFP/RJ), Brazilian, married, Engineer, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 500, 28th floor, as a

member of the Board of Directors; (d) FERNANDO FERNANDES MARTINEZ (Federal Taxpayer ID CPF/MF No. 672.359.647-15 – ID Card RG No. 48918494 IFP/RJ), Brazilian, married, Engineer, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 65, 21st floor, as a member of the Board of Directors; and (e) ANTÔNIO ERALDO CÂMARA PORTO (Federal Taxpayer ID CPF/MF No. 030.528.347-20 – ID Card RG No. 01656736-4 IFP/RJ), Brazilian, married, Chemical Engineer, with address in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Venâncio Flores, 411, apt. 702, as an Independent member of the Board of Directors. The members of the Board of Directors now elected shall conclude the current term of office up to the Annual General Meeting in the year of 2008, except in the case of their earlier dismissal.

Considering further the dismissal of the members of the Audit Committee of the Company, to elect for the Audit Committee of the Company, as full members: (a) MÁRCIA SCHNEIDER (Federal Taxpayer ID CPF/MF No. 778.871.077-68 - CRC No. 053.887-2 - RJ), Brazilian, married, accountant, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile, 65, suite 1201, RJ; (b) ALEXEY THOMÉ DE SOUZA WANICK (Federal Taxpayer ID CPF/MF No. 025.325.177-00 – ID card No. 23749-3 Corecon 1st Region), Brazilian, married, Economist, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lélio Gama, 105, suite 2501; and as substitutes, (c) PAULO SÉRGIO CARVALHAES E SOUZA (Federal Taxpayer ID CPF/MF No. 149.524.407-53 - OAB No. 18.604 - RJ), Brazilian, married, lawyer, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 65, suite 2202 B; and (d) MARCO AURÉLIO AMARAL (Federal Taxpayer ID CPF/MF No. 035.390.977-75 - CRC No. 081.341/O-1 - RJ), Brazilian, married, accountant, with business address in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 65, suite 1004, all of them elected according to paragraph one of article 161, paragraph 4, letter "a", of Law 6,404/76, as amended, and remaining in their respective offices Mrs. JOSÉ EDISON DA SILVA and JOSÉ LUIS DE CASTRO NETO. The members of the Audit Committee now elected shall conclude the current term of office up to the Annual General Meeting in the year of 2008, except in the case of their earlier dismissal.

The taking office of the new members of the Board of Directors and the Audit Committee now elected shall be conditioned on (a) the signature of the respective instruments of taking office, drawn up at the proper books of the Company; (b) the presentation of the statement of non-prevention, according to the laws applicable; and

(c) the signature of the Term of Agreement of Officers or of Members of the Audit Committee to the Level 2 Regulation of the Bolsa de Valores de São Paulo S.A. - BOVESPA, as applicable.

The members of the Board of Directors and the Audit Committee now elected by the shareholders at this Special General Meeting were indicated by Petróleo Brasileiro S.A. – Petrobras, which shall assume the indirect equity control of the Company at this date. The election of the members of the Board of Directors and the Audit Committee now elected shall be ratified at the next General Meeting of the Company, without jeopardizing the acts they shall practice up to the formalization of the ratification, and highlighting that said ratification is not a condition for the production of effects of the election decided at this meeting.

CLOSURE:

There being no further businesses, the meeting was suspended for the time required for the drawing up of these Minutes, which, after read and found conforming, was signed by all the attendants. Rio de Janeiro, November 30, 2007.

Moacir Zilbovicius
Chairman

Marcos Hiyoshi Kubo
Secretary

The Shareholders:

DAPEAN PARTICIPAÇÕES S.A.

By Moacir Zilbovicius – Attorney

THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES THE EMERGING MARKETS SMALL CAP SERIES

By Daniel Alves Ferreira – Attorney

EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC

By Daniel Alves Ferreira – Attorney

DIMENSIONAL EMERGING MARKETS FUND INC

By Daniel Alves Ferreira – Attorney

EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.

By Daniel Alves Ferreira – Attorney

BYLAWS OF
SUZANO PETROQUÍMICA S.A.

TITLE I
Name, headquarters, term and object

Art. 1 - SUZANO PETROQUÍMICA **S.A.** is a joint stock company of authorized capital, governed by these Bylaws and the applicable legal provisions, operating in an ethically responsible way and respecting the human rights.

Art. 2 - The company is headquartered in the city, municipality and court district of São Paulo, Capital of the State of São Paulo, and is submitted to its court jurisdiction.

Sole Paragraph The opening and closing of branches, offices, plants, laboratories, agencies and warehouses shall occur upon decision by the Executive Board..

Art. 3 - The term for the Company's duration is perpetual.

Art. 4 - The Company has as object::

a) The participation, as a member or shareholder in any company or undertaking;
b) The industry, trade, development, import, export, transportation, agency and consignment of petrochemical products, and its byproducts, compounds and derivates, such as polypropylene, polypropylene films polypropylene, polyethylenes, elastomers and their respective manufactured products;
c) The leasing or loan for use of goods owned by it or of which it has the possession resulting from a leasing agreement, provided that this is done aiming the social object mentioned in letter "b" above, and
d) The rendering of services related to the activities mentioned above.

TITLE II
Capital and shares

Art. 5 - The capital stock, fully paid in, is of eight hundred and twenty-six million, two hundred and eighty–two thousand, nine hundred and ten *reals* and forty-four cents (R$ 826,282,910.44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226,695,380) registered shares, with no face value, ninety-seven million, three hundred and seventy-five thousand and four

hundred and forty-six (97,375,446) of which are common shares and one hundred and twenty-nine million, three hundred and nineteen thousand, and nine hundred and thirty-four (129,319,934) of which are preferred shares.

Paragraph One Upon resolution by the Board of Directors, the capital stock may be increased, regardless any amendment to the bylaws, through the issuance of new common shares up to the limit of one hundred and thirty-nine million, six hundred and fifty-nine thousand, nine hundred and sixty-seven (139,659,967) common shares issued and new preferred shares, up to the limit of two hundred and seventy-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (279,319,934) preferred shares issued, in this case respecting the limit of two-thirds (2/3) of the total issued shares.

Paragraph Two - In the resolution on the issuance of preferred shares, the Board of Directors shall indicate the quantity, price and issuance conditions, the form of subscription, whether in cash or in installments, and, in this case, the minimum amount to be paid at the moment of the subscription and the terms and conditions for payment of the balance.

Paragraph Three - Except what is set forth in the next paragraph, in case the capital is increased, the shareholders shall have the preemptive right in the subscription of the shares to be issued, at the proportion of the number and kind of shares held by them. The term for the exercise of this right shall be thirty (30) days, counted from the publication of the respective Notice to Shareholders.

Paragraph Four The Board of Directors may either exclude the preemptive right or reduce the term for its exercise by the then shareholders in any issuance of shares, debentures convertible into shares or subscription bonus, whose placement is made through (i) the sale at a stock exchange or public subscription; or (ii) swap by shares, in a public offer of control acquisition, according to the law.

Art. 6 - The Company is prohibited to issue founder's shares.

Art. 7 - The adoption of book-entry system for the preferred shares is permitted, and these shares shall be kept in deposit accounts opened in the name of their holders, at a financial institution duly authorized by the Securities and Exchange Commission – CVM, and may be charged from the

shareholders the compensation set forth in paragraph 3, article 35, Law 6,404/76, of December 15, 1976 ("Corporation's Law).

Art. 8 - Each common share shall be entitled to one vote in the General Meetings.

Art. 9 - The preferred shares shall be entitled to the following:

a) Priority in the capital reimbursement, with no premium;
b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Corporation's Law;
c) Right to tag along in public offers for sale of control, in an amount equivalent to eighty percent (80%) of the price paid by share which compose the control block, in the case of sale of the control of the Company, according to Title VIII hereof;
d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division.

Paragraph One - The preferred shares shall not be entitled to vote, except in the case of paragraph five below.

Paragraph Two - The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided the total of preferred shares, with no voting right, does not exceed two thirds (2/3) of the total issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof.

Paragraph Three - The resolutions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated.

Paragraph Four - In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must, further, be fully observed the rights assigned to each kind and class of shares issued by the Company.

Paragraph Five - The preferred shares will have the right to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 43 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Level 2 Regulations"), provided this voting right shall prevail when the "Agreement of Adoption of Differentiated Practices of Level 2 Corporative Governance" is in force.

Art. 10 - In case any shareholder retires from the company, the amount to be paid by the Company as a reimbursement for the shares of the shareholders who have exercised the right of retirement, in the cases set forth by law, must correspond to the equity value assessed according to article 45, Corporation's Law, except in the cases in which the economic value of such shares, assessed according to the evaluation procedure accepted by the Corporation's Law, is less than the mentioned equity value, and in this case the criteria of economic value shall be applied for the reimbursement calculation.

Art. 11 - The shareholder has the power to require the conversion of part or even all his common shares into preferred shares and, in this case, each common share will simply be converted into a preferred share, observed the maximum limit of two thirds (2/3) of the total issued shares.

TITLE III
General Meeting

Art. 12 - The annual General Meeting shall be held within the four (4) months after the end of the fiscal year; and the special General Meeting whenever convened by the Chairman of the Board of Directors, or further in the cases set forth in law.

Art. 13 - The General Meeting will be installed and presided by the Chairman of the Board of Directors or, in his absence, by the Chairman of the Board of Executive Officers, or a substitute designed by the latter, who will invite one of the members present to serve as secretary.

TITLE IV
Company management

Art. 14 - The Company administrative bodies are:
a) The Board of Directors; and
b) The Executive Officers.

Art. 15 - The Board of Directors is the body of collegiate decision, and the company shall be exclusively represented by its Executive Officers.

Art. 16 - The unified term in office for the Board of Directors is of two (2) years, and the term in office of the Executive Board is of one (1) year, but may be extended up to the moment the new elected members take office. The reelection is admissible.

Art. 17 - The Annual General Meeting will set the annual global amount for the compensation of the Board of Directors and the Executive Board, which shall be divided between such bodies by the Board of Directors and each body has to decide on the form in which the fixed amount will be distributed among its respective members.

SECTION I – THE BOARD OF DIRECTORS

Art. 18 - The Board of Directors shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in the country *(Brazil)*, elected by the General Meeting, which can dismiss them at any time. The General Meeting shall design the Chairman and the Deputy Chairman of the Board of Directors.

Paragraph One - Among the Directors, at least twenty per cent (20%) shall be Independent Directors, according to the definition of the "Level 2 Regulation", it being considered as independent also the director elected according to the provisions set forth in article 141, §§ 4 and 5, of the Corporation's Law.

Paragraph Two - The Directors will take office upon the execution of the respective instrument, registered in the book of minutes of this body, and they can only be vested upon the execution of the Instrument of Agreement of

Officers referred to in the Level 2 Regulations. The Directors must, immediately after taking office, notify the Company about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Art. 19 - It is the responsibility of the Board of Directors:

a) To determine the general guidelines of the Company businesses, always in compliance with the ethical values adopted by the community where it has its activities, in special the respect to the human rights and the environment;
b) To elect and dismiss, at any time, Executive Officers, including the Investor Relation Officer, and to define the functions and competencies of each of them, whenever these are not set forth in these Bylaws;
c) To follow and evaluate the development of the Company and inspect the Executive Officers' administration, with authority to examine, at any time, the Company books and documents, and to request information on agreements entered or about to be entered, and or any other acts;
d) To decide on the issuance of shares, according to paragraphs one through four, article 5 hereof;
e) To give its opinion on the management report and the Executive Board accounts, including as to the proposal of allocation of profits and the consequent proposal of distribution of dividends, and as to the proposals related to the distribution on the interests on own capital and/or interim dividends;
f) To select and dismiss the independent auditors, provided the right of veto set forth in the law;
g) To approve the accounting criteria and practices to be adopted by the Company and its controlled companies;
h) To issue an opinion on any proposals or recommendations of the Executive Board to the General Meeting;
i) To authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale;
j) To approve the strategic plan, and the multi-annual and annual budgets with their respective programs of activities and investments projects, which shall be prepared by the Executive Board;
l) To decide on the preemptive right of the shareholders in the issuances of shares, debentures convertible into shares and subscription bonus, which placement is made through one of the modalities set forth in article 172, of the Corporation's Law;
m) To decide on the issuance of simple debentures and promissory notes for public or private distribution, in the country *(Brazil)*

and/or abroad, according to the respective legislation and these Bylaws;

n) To create, if and when applicable, technical and advisory committees, according to what is set forth in article 20 below;

o) To authorize the initial or subsequent participation of the Company as partner, shareholder or copartner, in other company or undertaking, the grant of this participation as a collateral to third parties, and the sale, at any title, and under any conditions, of any participation included in the assets of the Company;

p) To approve the execution of shareholders agreements by the Company;

q) To assess and approve the proposal by the Executive Board to be voted in the General Meetings or Meetings of the Board of Directors of affiliated and controlled companies, or of undertakings of which the Company takes part; and

r) To authorize the Executive Board to carry out the following acts, when they involve, isolatedly or together, amounts higher than 10% of the paid-in capital of the Company:

r.1) To acquire, encumber, and sale goods of any nature;

r.2) To give guaranties and/or suretyships and give collaterals of any nature and chattel mortgage as guaranty;

r.3) To enter financial operations, either as an active party or not, including those called "vendor", in which the Company is guarantor or surety for its clients;

r.4) To enter agreements or contracts of any nature;

r.5) To practice acts not expressly set forth herein, provided they are set forth by the law as under its responsibility; and

r.6) To lodge, transact, settle or waive lawsuits, proceedings, measures or any other court, administrative or arbitration litigations, and to make the voluntary tax offset which result or may result in obligations or rights to the Company, or which jeopardize or may jeopardize the reputation or image of the Company.

Sole Paragraph As regards the letter "r" above, when the limit set forth therein is exceeded, the approval of any of such matters shall be the competence of the Board of Directors of the Company. In the case of letter "r.6", if there is a risk of imminent damage, the resolution may, on an exceptional basis, be subject to later approval by the Board of Directors, in its first subsequent meeting.

Art. 20 - The Board of Directors may create, for its assistance, technical and advisory committees, with defined objects and functions, which may be formed or not by members of the management bodies of the Company.

Paragraph One: The Board of Directors shall establish the rules applicable to the committees, including rules on formation, term in office, compensation and operation.

Paragraph Two: Notwithstanding the creation of other Committees by the Board of Directors, the **Audit Committee** is hereby created, and it shall be formed by two (2) to nine (9) members, who do not need to be members of the Board of Directors and who shall be designated by this body. The attributions of the Audit Committee shall be defined by the Board of Directors, including, among others, to assist the Board of Directors in the compliance of the its responsibilities related to the analysis of the financial statements, the development of internal controls and to the inspection and coordination of the activities of the internal and external audits of the Company, and zeal for the compliance with the Code of Conduct.

Art. 21 - The Board of Directors Chairman shall be responsible for:

a) representing the Board of Directors before third parties;
b) suggesting to the Board of Directors the general orientation of the corporate businesses to be transmitted to the Executive Board; and
c) calling the General Meetings, on behalf of the Board of Directors.

Sole Paragraph In case of temporary absences, the Board of Directors Chairman shall be replaced by the Deputy Chairman of this body, and in his absence, for another member designated by the Chairman of the Board of Directors.

Art. 22 – When there is any vacancy in the Board of Directors, within a period not exceeding twenty (20) days, a Special General Meeting must be convened for, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body, or the minimum percentage of Independent Directors referred to in § 1 of article 18 hereof, or if the assignment for the position is deemed necessary.

Art. 23 - The Board of Directors will meet upon call by its Chairman or any two members of the Board of Directors, with at least two (02) days of advance, and the call must contain the agenda, and can be made through email and the quorum for its opening is of at least two thirds (2/3) of its members, in 1st call, and a majority of its members in 2nd call. The meetings of the Board of Directors shall be valid, regardless the formalities of the call are complied with, in case all members attend in person or in the forms set forth in paragraphs two and four hereof, or are represented as set forth in paragraph three hereof.

Paragraph One - The resolutions of the Board of Directors shall be taken by a majority of its members attending the meeting. The Board of Directors Chairman shall have the casting vote.

Paragraph Two – The members of the Board may take part in the meeting by phone, video conference or another mean of communication; and in order to make sure that the Directors have effectively taken part and the authenticity of their votes, those Directors must submit, within the three (3) days following such meeting, at the company's headquarter or send by fax, documents executed by them confirming that they have taken part and the content of their votes, and such action is dispensed with by the execution of the corresponding minutes of the Board of Directors meeting by such director, which shall mention the form through which that director has taken part.

Paragraph Three - Any Director will be entitled to be represented, through written document or email, by one of his/her peers in the Board of Directors meetings, either to form the "quorum" for opening, or to vote, with the power to indicate or not the meaning of his/her vote. Such representation will be extinguished, simultaneously, when the Board of Directors meeting is closed. The representation set forth herein shall imply the accumulation of the functions and the voting right in the Board of Directors meetings, but shall not cause the accumulation of the compensation and other benefits of the represented member.

Paragraph Four - Likewise, votes by letter, telegram, email or fax, are accepted, when received by the Board of Directors Chairman or his substitute until the moment of the meeting.

Paragraph Five - The Board of Directors Chairman is entitled to invite to take part in the meetings, but without voting rights, any member of the committees created by the Board of Directors or the Executive Board, and, further, any other officer of the Company or the representative of its independent auditor, or any third party which may contribute with opinions, information and suggestions as aids for the Directors' resolutions.

SECTION II – THE EXECUTIVE OFFICERS

Art. 24 - The Company shall be managed by a Executive Board with three (3) to six (6) members, with one (1) Chairman Director and one (1) to five (05) Directors all of them residing and domiciled in the country *(Brazil)*, shareholders or not, with acknowledged technical and administrative ability, elected by the Board of Directors and who may be dismissed by it at any time, their reelection being allowed.

Paragraph One - The Executive Officers shall take office upon the execution of the respective term, recorded in the book of minutes of this body, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Level 2 Regulations. The Executive Officers must, immediately after taking office, notify the Company about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Paragraph Two - The designation, area of action and specific competence of each Executive Officer may be established by the Board of Directors, when they are not set forth herein.

Art. 25 - In case of temporary absences:

a) of the Chairman Officer, in case he/she has not indicated a substitute among the Directors, the Chairman of the Board of Directors shall designate the substitute, among the members of the Executive Board;
b) of any other Officer, his/her substitute shall be appointed by the Chairman Officer among the other members of the Executive Board.

Paragraph One - In case of any vacancy in the Executive Board, the Board of Directors shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Executive Board or if they deem convenient to fill the vacancy. The term of office of any Officer so elected will cease simultaneously with that of his peers.

Paragraph Two - The replacements set forth in the main part of this article shall result in the accumulation of positions, including the voting right, but not the accumulation of compensation and other benefits applicable to the replaced officer.

Art. 26 - The Executive Board shall meet whenever convened by its Chairman Officer, or by any two (02) Executive Officers, with a notice sent up to two (02) days in advance, the call through email being allowed, with the indication of the agenda. The meetings of the Executive Board shall be installed with the attendance of a majority of its members in office.

Paragraph One - The Executive Officers may meet, regardless any formal call, when there is any urgent matter, which was not previously known. In order to this meeting being considered valid, it is necessary the attendance of two thirds (2/3) of the Executive Officers and that the resolution is unanimously approved.

Paragraph Two The meetings of the Executive Board shall be valid, regardless the compliance with the formalities of the call, when all the Officers attend the meeting.

Art. 27 - In all the meetings of the Executive Board, the resolutions shall be taken by the majority of votes of the officers attending the meeting and recorded in the minutes.

Art. 28 - Besides the acts required to perform both corporate and management purposes of the Company, the Executive Board is vested with the following authority:

a) to comply with and cause the compliance with the provisions hereof, the resolutions by the General Meeting and the Board of Directors;

b) to run and manage corporate affairs, pursuant to the guidelines established by the Board of Directors;

c) to prepare monthly balance sheets and management reports within the same period, submitting them to the Board of Directors;

d) to prepare the financial statements of each term, as provided for herein and/or in the applicable laws and regulations, including, when applicable, a proposal for profit allocation, and submitting it to the Board of Directors;

e) to propose to the Board of Directors the approval of the procedures discussed in articles 34 and 35 hereof;

f) prepare both annual and multi-annual operation and investment budgets, comprehending, among others, industrial, commercial, financial and human resource plans, to be submitted by the Co-Chairmen to the Board of Directors;

g) to carry out the transactions referred to from letters "r.1" to "r.6" of article nineteen (19) hereof, in accordance with the competence amounts previously set forth by the Board of Directors, observing the limits set forth therein;

h) to inform the Board of Directors, as represented by its Chairman, about any issue of material importance for the company operations;
i) to strive for the continuous improvement of the corporate environment and the results;
j) to compromise, waive, quit and enter commitments, in compliance with the provisions of letter r.6 of article 19 hereof;
l) To immediately inform to the Board of Directors, whenever General Meetings or Meetings of Board of Directors of affiliated and controlled companies, or of undertakings in which the Company has interest, are called, submitting proposals aiming at defining the company's vote orientation, in these meetings;
m) to decide on the opening or closure of branches, offices, plants, laboratories, agencies and warehouses;
n) any other authority which is not set forth, hereby or by operation of law, as exclusively held by the Board of Directors or the General Meeting, respecting the provisions of letter r.6 of article 19 hereof.

Paragraph One - The approval of matters discussed in letters "e", "j", and "m" of this article, shall be made at a meeting of the Executive Board, by following the procedures defined herein.

Paragraph Two - The Executive Board may submit to the Board of Directors a proposal for a capital increase according to the provisions set forth in paragraph 1, article 5 hereof.

Art. 29 - The Company shall be represented, actively and passively, in acts and operations which shall create obligations for it or discharge third parties from obligations towards it: (i) by two Officers acting together; (ii) by one Officer together with a proxy; or (iii) by two proxies acting together.

Paragraph One - Notwithstanding the provisions herein, the Company may be individually represented by any Executive Officer or proxy:

a) before any federal, state or municipal bodies and agencies, governmental agencies, state owned companies, state-and-private-owned companies and foundations, solely for administrative purposes;
b) in case of endorsement of check or bills to the benefit of financial institutions, for the effect of deposit in the Company's account, in the first case, and discount and/or collateral and/or merchant pledge and/or collection, in the second case, including for the execution of the respective agreements, proposals and statements;

c) before the Labor Justice, Public Prosecution and Trade Unions, including for the purposes of appointment of representatives and as regards issues related with hiring, suspension and dismissal of employees and/or labor agreements;
d) before third parties, for the purposes of representation which does not involve liability of any nature for the Company or release of obligation towards it.

Paragraph Two - The summons to the Company shall only be valid when personally given to an Officer.

Paragraph Three - The power of attorneys on behalf of the Company shall always be granted by two Officers together, and the powers granted to the attorney(s) and the term of the power of attorney must be specified therein, in an accurate and consistent way, according to paragraph 4 below

Paragraph Four - Except for court purposes or in case of representing the Company in administrative litigation with the Public Administration bodies and procedures related to brands and patents, all other power of attorneys granted by the Company shall be effective up to June 30 of the year following the granting of the same power of attorneys, if a shorter term is not set forth, and, in any case, the respective instrument must always mention the term.

Art. 30 - It shall be the competence of the Chairman Officer:

a) To convene and preside the meetings of the Executive Board;
b) To represent the company individually in its high level public and private relations;
c) To submit the annual and multi-annual budgets of operations and investments to the approval of the Executive Officers and of the Board of Directors;
d) To submit to the examination of the Executive Officers the statistics, reports and statements evidencing the global results of the Company, also comprising the controlled and affiliated companies and enterprises in which it has interest;
e) To keep the Board of Directors, through its Chairman, constantly informed about all facts and acts related to the company's activities and investments, discussing with him all relevant aspects;
f) To propose to the Board of Directors:

f.1) the fixing of the financial policy to be observed by the Company and by the controlled companies, and to be proposed to the affiliated companies;
f.2) the definition of the long-term global strategy to be observed by the company and by the controlled companies and to be proposed to the affiliated companies;
f.3) the interest of the Company, its subsidiaries, controlled or affiliated companies, initially or subsequently, as partner or shareholder in other companies, as well as the disposal or encumbrance of these interests; and
f.4) the formation of joint ventures or the entering into partnerships of any kind and their occasional terminations and extensions, both of the company and of its subsidiaries, controlled and affiliated companies.

TITLE V
The Audit Committee

Art. 31 - The Audit Committee is a permanent body and shall be composed of three (3) to five (5) members and substitutes in equal number, who shall receive the minimum compensation set forth by law.

Sole Paragraph - The members of the Audit Committee will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Members of the Audit Committee referred to in the Level 2 Regulations. The Auditors must, immediately after taking office, notify the Company about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Art. 32 – The members of the Audit Committee shall be replaced, in case of impediment or absence, or in case of vacancy, by their respective substitutes.

TITLE VI
The financial statements and allocation of net income

Art. 33 - The fiscal year shall coincide with the calendar year and, thus, end on December 31 of each year, when the financial statements shall be prepared together with which the administrative bodies shall submit to the Annual General Meeting the proposal for destination of the net income of the year, adjusted according to article 202 of the

Corporation's Law, in compliance with the following deduction order, as per the law:

a) at least five per cent (5%), to the Legal Reserve Fund, up to twenty per cent (20%) of the capital stock;
b) the amounts that legally must be destined to the Contingencies Reserve;
c) the amount necessary to pay a dividend which represents, in each year, at least thirty per cent (30%), of the adjusted annual net income, as set forth in article 202 of the Corporation's Law. The dividends shall be declared with full respect to the rights, preferences, advantages and priorities of the then existing shares, according to the law and to these bylaws and, when applicable, to the General Meeting decisions;
d) the balance of the adjusted net income, if any, shall be destined as decided by the General Meeting, upon proposal by the Executive Board with the favorable opinion by the Board of Directors, and with the power to devote up to ninety per cent (90%) of the balance of the adjusted net income to the Capital Increase Reserve, in order to guarantee proper operating conditions. The amount of the Capital Increase Reserve cannot exceed eighty per cent (80%) of the capital stock. The remaining adjusted net income, after the deductions for the Capital Increase Reserve, may be destined to the Special Statutory Reserve in order to guarantee the continuity of dividend distribution, until the balance of the Special Statutory Reserve reaches the limit of twenty per cent (20%) of the capital stock.

Paragraph One - As set forth in article 197 and its paragraphs of the Corporation's Law, in the fiscal year in which the amount of the mandatory dividend, calculated according to the terms hereof or according to article 202 of the mentioned law, exceeds the amount of accumulated net income of that year, the General Meeting may, upon proposal of the administrative bodies, destine the excess to the constitution of an income reserve for subsequent distribution.

Paragraph Two - According to provisions of article 199 of Corporation's Law, the income reserve balance, except the contingencies and future income reserves, cannot exceed the capital stock; when this limit is reached, the General Meeting will decide on the application of the surplus, on the payment or the capital stock increase, or on the dividend distribution.

Paragraph

Three - The General Meeting may allocate to the members of the Board of Directors and Executive Board an income sharing according to the cases, form and legal limits.

Paragraph Four - After the deductions set forth in this article and its paragraphs, the remaining income may be retained in full or in part, upon decision of the Annual General Meeting, based on the capital budget prepared by the administrative bodies, with an opinion by the Audit Committee, and approved by the Annual General Meeting, thus allowing that the Company may dispose of funds generated by its operations to maintain the investments already made, or that come to be made, required for its maintenance and development. The referred capital budget must be annually reviewed by the Annual General Meeting when its term exceeds one year.

Art. 34 - Upon proposal by the Executive Board, approved by the Board of Directors, the Company may pay interests to the shareholders, as compensation for their own capital, up to the limit set forth in article 9, Law No 9,249, of December 26, 1995; and according to paragraph 7 of the same article, the eventual amounts thus paid may be imputed to the amount of mandatory dividend set forth in law and in these bylaws.

Art. 35 - A semiannual balance shall be prepared on the last day of June of each year, and upon proposal by the Executive Board, approved by the Board of Directors:

a) The declaration and payment of semiannual dividend, on account of the annual dividend, shall be authorized;
b) Special balance sheets shall be prepared and dividends shall be distributed in shorter periods, on account of the annual dividend, provided the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves;
c) Intermediate dividend to the account of accrued incomes or of reserves of existing incomes in the last annual or semiannual balance shall be determined, on account of the annual dividend.

Art. 36 - The annual balance sheets shall be mandatorily audited by independent auditors, registered at the Securities and Exchange Commission. Such auditors shall be elected and/or dismissed by the Board of Directors, according to, when applicable, what is set forth in paragraph 2, article 142, Corporation's Law.

Art. 37 - The dividends not received or claimed shall be deemed payable for three (3) years, counted from the date when they were made available to the shareholder and after that they shall revert to the benefit of the Company.

TITLE VII
The winding up

Art. 38 - The Company shall be winded up according to the legal provisions, and the General Meeting must establish the form of winding up and appoint the receiver who must work during the period of winding up.

TITLE VIII
The disposal of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance

Art. 39 - The disposal of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to staying or termination condition, in which the acquirer of the control is obliged to effectuate public acquisition offer of the remaining shares of other shareholders of the Company, complying with the conditions and terms provided for in the laws in force and in the Level 2 Regulations, in order to ensure equal treatment to the one given to the disposing Controlling Shareholder, except in the case set forth in the Paragraph One below.

Paragraph One - The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company.

Paragraph Two - The Company will not register any transfer of shares to the purchaser of the controlling power or for the party(ies) that may hold the controlling power, while he/she/they does/do not subscribe the Term of Agreement of the Controllers referred to in the Level 2 Regulations.

Paragraph Three - The Company will not register a shareholders' agreement that provides about the exercising of the controlling power while its signatories do not subscribe the Term of Agreement of the Controllers.

Art. 40 - The public offer mentioned above must also be carried out:

a) In case there is an onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control;

b) In case of disposal of the control by the Controlling Shareholder of the Company, when the disposing controller shall be obliged to

declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this disposal and attach documentation to prove it.

Art. 41 - The person who has Company shares and acquires the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must:

a) To submit the public offer mentioned in article 39 hereof;
b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them any difference between the price paid for the disposing Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment.

Art. 42 - In the public offer for share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange – BOVESPA, either for the shares of the Company start being registered for dealing out of Level 2 or as a consequence of corporate reorganization of which the resulting company is not classified as holder of corporate governance standard of Level 2, the minimum price to be offered must be equivalent to the economic value assessed in an appraisal report.

Art. 43 - The appraisal report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, of the Corporation's Law, and contain the liability set forth in paragraph 6 of the same article of said Law.

Paragraph One - The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Board of Directors, of a list with three names, and the respective resolution must be approved by majority of votes of the shareholders representing the Outstanding Shares attending the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this resolution. If opened in first call, the General Meeting shall have the attendance of shareholders representing at least 20% (twenty percent) of the total Outstanding Shares; if opened in second call, it may have the

attendance of any number of shareholders representing the Outstanding Shares.

Paragraph Two - The costs to prepare the requested appraisal report must be fully borne by the offeror.

TITLE IX
Transient Provisions
Maintenance of Liquidity at a Stock Exchange

Art. 44 - According to what is set forth in paragraphs seven, eleven and twelve below, any Purchasing Shareholder (according to what is set forth in paragraph nine), who acquires or becomes the holder of preferred shares issued by the Company, in an amount equal to or higher than eight per cent (8%) of the total of preferred shares issued by the Company must, within sixty (60) days counted from the acquisition date or from the event that resulted in the ownership of the shares in an amount equal to or higher than eight per cent (8%) of the total of preferred shares issued by the Company, require the registration and, immediately after the registration assignment, carry out a public offer to acquire all the shares issued by the Company ("OPA"), according to what is set forth in the applicable rules of the Securities and Exchange Commission – CVM, BOVESPA and the provisions herein.

Paragraph One - The OPA must be (i) indistinctly directed to all the Company shareholders, (ii) made through auction to be carried out at BOVESPA, (iii) by the established price according to the provisions of paragraph 2 below, and (iv) paid in cash, in the national legal tender.

Paragraph Two - The acquisition price of each share issued by the Company, to be paid at the OPA, cannot be less than the result obtained according to the application of the following formula:

OPA Price = Share Value + Premium

where:

"OPA Price" corresponds to the acquisition price of each share issued by the Company at the OPA according to this article.

"Share Value" corresponds to the highest value among: (i) the highest closing unitary price reached by the preferred shares issued by the Company during the period of twelve (12) months before the OPA is carried out in any stock exchange in which the Company shares were negotiated, (ii) the highest unitary price paid by the Purchasing Shareholder, at any time, for a preferred share or lot of preferred shares issued by the Company; and (iii) the value equivalent to fifteen (15) times the Consolidated Company EBITDA (according to what is set forth in paragraph nine below) deducted from the Company net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to fifty per cent (50%) of the Share Value.

Paragraph Three - The realization of the OPA above mentioned shall not exclude the possibility of another Company shareholder, including the Controlling Shareholder or, if applicable, the own Company, formulate a competitive OPA, according to the applicable law.

Paragraph Four - The Purchasing Shareholder must comply with the possible requests or requirements of the Securities and Exchange Commission – CVM concerning the OPA, within the maximum periods set forth in the applicable law.

Paragraph Five - In case the Purchasing Shareholder does not comply with the duties set forth herein, including when it comes to comply with the maximum terms (i) to carry out or request the OPA registration or (ii) comply with the possible requests or requirements of the Securities and Exchange Commission – CVM, the Company Board of Directors shall convene a Special General Meeting, in which the Purchasing Shareholder shall not be entitled to vote to decide about the suspension of the exercise of rights of the referred Purchasing Shareholder, including the right to receive dividends, according to what is set forth in article 120 of the Corporation's Law, without prejudice to the Purchasing Shareholder's liability for damages and losses caused to the remaining shareholders as a result of the noncompliance with the obligations set forth herein.

Paragraph Six - Any Purchasing Shareholder, who purchases or becomes the holder of other rights, including trust or usufruct, on the preferred shares issued by the Company, in an amount equal to or higher than eight per cent (8%)

of the total of the preferred shares issued by the Company, shall be equally obliged to, within at most sixty (60) days counted from the date of such acquisition or event that resulted in the ownership of such rights on the shares in an amount equal to or higher than eight per cent (8%) of the total of preferred shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, according to the provisions herein.

Paragraph Seven - The provisions herein do not apply to the case of any person who become holder of preferred shares issued by the Company in an amount equal to or higher than eight per cent (8%) of the total of preferred shares issued by the Company, as a result of (i) incorporation of another company by the Company, (ii) incorporation of shares of another company by the Company, or (iii) the subscription of Company shares, carried out in primary issue, including the issue of shares to acquire the control of another company, (iv) the performance of strategic partnerships which involve the exchange with or assignment of preferred shares by the Controlling Shareholder to third parties or (v) the transfer, to the Controlling Shareholder, of preferred shares held on the Effective Date (as set forth in paragraph nine below) by Related People (as set forth in paragraph nine below) to the Controlling Shareholder or vice-versa, as well as those among Related People to the Controlling Shareholder.

Paragraph Eight - In order to calculate the eight per cent (8%) of the total of the preferred shares issued by the Company mentioned in the main section of this article, the involuntary additions of share interests resulting from the cancellation of treasury shares or from reduction of the Company's capital stock as a result of the share cancellation shall not be computed.

Paragraph Nine - For the purposes of this article, the terms below with initial capital letters shall have the following meanings:

"Purchasing Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing or domiciled in Brazil or abroad), or a group of people linked through voting agreement among themselves, or similar, and/or who acts representing the same interest of the Purchasing Shareholder, who subscribes and/or acquires shares from the Company, under any form.

"Outstanding Shares" means all shares issued by the Company except those (i) held, directly or indirectly, by the Controlling Shareholder and/or people linked to it; (ii) in the Company treasury; (iii) held by a company

controlled by the Company; and (iv) held, directly or indirectly, by Company managers.

"Controlling Shareholder" has the meaning set forth in article 116 of the Corporation's Law.

"Effective Date" is the date of publication of the minutes of the Special General Meeting in which the decision on the introduction of this Title IX in the Company bylaws was made (07.12.2004).

"Consolidated EBITDA" is the Company consolidated operating income before the net financial expenses, tax income and social contribution, depreciation, exhaustion and amortization, obtained from the audited consolidated financial statements related to the latest fiscal year end and made available to the market by the Company.

"People Related to the Controlling Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing, domiciled, or headquartered in Brazil or abroad), who is, directly or indirectly, controlled or managed by the Company Controlling Shareholder, (ii) who controls or manages, under any form, the Company Controlling Shareholder, (iii) who takes part in a control group of the Company Controlling Shareholder, or (iv) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Company Controlling Shareholder.

Paragraph Ten - If the Securities and Exchange Commission - CVM rule applicable to the OPA set forth herein establishes the adoption of a calculation criteria to fix the acquisition price for each Company share at the OPA which results in an acquisition price higher than the one determined in the provisions of paragraph two above, it must prevail in the OPA realization set forth herein the acquisition price calculated according to the Securities and Exchange Commission – CVM rule.

Paragraph Eleven - It is not obliged to carry out the OPA the Purchasing Shareholder who, within sixty (60) days counted from the date of acquisition of the preferred shares which caused his insertion in the rule contained herein, disposes of the excess of shares at a Stock Exchange.

Paragraph Twelve - The shareholders who hold preferred shares issued by the Company in am amount equal to or higher than eight per cent (8%) of the total of the

preferred shares issued by the Company, on the Effective Date, shall not be obliged to carry out an OPA as set forth herein.

Paragraph Thirteen - The interests held by the Company shareholders on the Effective Date shall not be considered for the purposes of the equity calculation set forth in this article 44. In this way, the shareholders who hold preferred shares of the Company on the Effective Date may acquire additional number of shares up to 8% of the total of the preferred shares issued by the Company, besides the interests held on the Effective Date, without incurring in the obligation to carry out the OPA as set forth herein.

Art. 45 - The provisions contained in this Title IX shall be applicable for a period of two (2) years counted from the Effective Date, and may be automatically extended for equal periods, except as otherwise determined by the Special General Meeting of the Company on the subject.

TITLE X
Final Provisions
Arbitration

Art. 46 - The Company, its shareholders, Officers and members of the Audit Committee, bind themselves to settle, by means of arbitration to be held before the Market Arbitration Chamber of BOVESPA, all and any litigation or controversy that may arise between them, related to or arising especially from the application, validity, effectiveness, interpretation, infringement and their effects, from the provisions hereof, from the Corporation's Law, the Agreement of Adoption of Differentiated Practices of Corporative Governance – Level 2, as well as from the "Level 2 Regulations", from the Arbitration Regulations of the Market Arbitration Chamber, from the norms issued by the National Monetary Board, the Central Bank of Brazil, the Stock Exchange Commission and from other norms applicable to the operation of the capital market in general.


SUZANO
PETROQUÍMICA

Investor Relations Team

+ 55 11 3583-5856

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, November, 27, 2007. Suzano Petroquímica S.A., (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of Rio Polímeros S.A., as well as a shareholder of Petroquímica União S.A., announces that, this year, the Company was newly chosen to compound the Bovespa's ISE (*Corporate Sustainability Index*) portfolio.

ISE was created by Bovespa in December, 2005, when 28 companies were chosen. The renewal of the portfolio, which occurs annually, allowed the inclusion of 8 new companies, while 7 other companies were excluded. The current portfolio of ISE is composed of shares of 32 companies, which represents a sum of R$ 927 Million, on market value basis.

Suzano Petroquímica belongs to the ISE portfolio since 2006 and was chosen, once more, to compound the new portfolio, which will take place from December, the 1st, of 2007. This fact reinforces the high degree of commitment of the Company with the sustainability.

São Paulo, November, 27, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer

SUZANO
PETROQUÍMICA
PUBLICLY HELD COMPANY
CNPJ NO. 04.705.090/0001-77

PRESS RELEASE

Suzano Petroquímica S.A. ("Suzano Petroquímica"), in compliance with the provisions of Article 157, paragraph 4 of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities Commission (*Comissão de Valores Mobiliários, or "CVM"*), hereby informs its shareholders and the market that, upon establishment of the final price adjustment applicable to its common and preferred shares, all shares of Suzano Petroquímica held by its controlling shareholders will be sold, on the date hereof, to Petróleo Brasileiro S.A. – Petrobras ("Petrobras"), upon payment of R$2,100,402,215.96 (two billion, one hundred million, four hundred and two thousand, two hundred and fifteen Reais and ninety-six centavos).

We hereby inform that, as a result of contractual provisions, a 2.54% reduction will be implemented in the acquisition price informed to the market on August 3, 2007, to be paid by Petrobras for Suzano Petroquímica's shares. Additionally, as established under the sale and purchase agreement, the aforementioned purchase price was subject to monetary restatement, based on the variation of the daily average interest rate applicable to inter-bank deposits (CDI), published by CETIP, for the period between October 16th and the date hereof. Consequently, the 97,264,445 (ninety-seven million, two hundred sixty-four thousand, four hundred and forty-five) common shares and 76,322,383 (seventy-six million, three-hundred twenty-two thousand, three hundred and eighty-three) preferred shares issued by Suzano Petroquímica, held by its controlling shareholders, will be sold to Petrobras for the respective prices of R$13,27 (thirteen Reais and twenty-seven centavos) and R$10,61 (ten Reais and sixty-one centavos) per share.

In view of Suzano Petroquímica's transfer of control resulting from the transaction above described, Petrobras will carry out a Tag Along Offer for the acquisition of Suzano Petroquímica's remaining shares outstanding in the market to be registered with CVM pursuant to the provisions of Article 254-A of Law No. 6,404/76, CVM Instruction No. 361/02, the BOVESPA Level 2 Corporate Governance Regulations (*Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 2 – BOVESPA*) and Article 39 of Suzano Petroquímica's by-laws.

Suzano Petroquímica will keep its shareholders and the market duly informed of the next steps related to the Offer above mentioned.

São Paulo, November 30, 2007.

Antonio Roberto da Silva
CFO and Investor Relations Officer
Suzano Petroquímica S.A.

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
Federal Taxpayer ID CNPJ/MF No 04.705.090/0001-77

MATERIAL FACT

Suzano Petroquímica S.A. ("Company"), in compliance with the article 157, §4, Law No 6,404/76, of CVM Instruction No 319/99 and of CVM Instruction No 358/02, hereby notifies its shareholders and the market in general that it intends, on November 30, 2007, to merge its direct controlled company SPQ Investimentos e Participações Ltda. ("Incorporated Company") (Federal Taxpayer ID CNPJ No 46.078.432/0001-16), aiming to simplify controls and reduce administrative costs, considering that the Incorporated Company has no further operating activities, and that the Company is the sole shareholder of the Incorporated Company.

Considering that the Incorporated Company is a privately held company, has its accounting records consolidated in the audited financial statements of the Company, has no minority shareholders and the Company shall not be subject to a capital increase, the Securities and Exchange Commission ("CVM") waived the Company from submitting audited financial statements of the involved companies.

To carry out the evaluation of the net wealth of the Incorporated Company, the company Adviser Auditores Independentes (Federal Taxpayer ID CNPJ No 00.758.473/0001-52; Regional Board of Accountants CRC-02/SP No 18.553/0-2), was designated "ad referendum" the General Meeting of the Company, to be called on this date.

The Shareholders Equity of the Incorporated Company shall be recorded by book value, on October 31, 2007, and the subsequent equity changes shall belong to the Company. The book value of the net wealth of the Incorporated Company, to be confirmed by the appraisal report, is of R$270,789,381.73.

We inform that within the scope of the transaction of acquisition, by Petróleo Brasileiro S.A. - PETROBRAS, of the shares held by the controlling shareholders in the capital stock of the Company, the present amalgamation shall not interfere in the acquisition price of the (common and preferred) shares of the Company.

Upon completion of this stage, the Company efficiently completes its project to simplify both its organizational and tax structures and grant a greater transparency to its corporate structure, according to notice to the market given on September 2005.

São Paulo, November 13, 2007.

Suzano Petroquímica S.A.
João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Authorized Capital Publicly Held Company
Federal Taxpayer ID CNPJ/MF No 04.705.090/0001-77
State Enrolment NIRE No 35 3 0018786 5

NOTICE OF CALL

Special General Meeting

The Shareholders are called to attend the Special General Meeting to be held on the 30th of November of this month, at 8:30 AM, at Avenida Brigadeiro Faria Lima, 1355, 10th floor, in this Capital City, so as to take resolutions on the following agenda:

1) Amendment of name of the Company and consequent amendment to article 1 of the Bylaws of the Company;
2) Amendment of the Company's head office;
3) Amendment of the Company's Bylaws, as proposed by the Management; and
4) Election for the vacancies in the Board of Directors and in the Audit Committee of Company.

According to Instructions by the Securities and Exchange Commission No 165/91 and No 282/98, the adoption of a procedure of multiple vote may be requested by shareholders holding at least five percent (5%) of the voting capital of the Company.

In compliance with paragraph 6, article 124 of Law 6404/76, the documents object of the resolutions of the General Meeting hereby called are available for the shareholders at the Company and at the Stock Exchange of the State of São Paulo.

São Paulo, November 13, 2007.

David Feffer
Chairman of the Board of Directors

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Authorized Capital Publicly Held Company
Federal Taxpayer ID CNPJ/MF No 04.705.090/0001-77
State Enrolment NIRE No 35 3 0018786 5

NOTICE OF CALL

Special General Meeting

The Shareholders are called to attend the Special General Meeting to be held on the 30th of November of this month, at 8:00 AM, at Avenida Brigadeiro Faria Lima, 1355, 10th floor, in this Capital City, so as to take a resolution on the Incorporation of the direct controlled company SPQ Investimentos e Participações Ltda. by the Company.

In compliance with paragraph 6, article 124 of Law 6404/76, the documents object of the resolutions of the General Meeting are available for the shareholders at the Company and at the Stock Exchange of the State of São Paulo.

São Paulo, November 13, 2007.

David Feffer
Chairman of the Board of Directors

PROTOCOL AND JUSTIFICATION FOR THE INCORPORATION OF

SPQ Investimentos e Participações Ltda.

(Federal Taxpayer ID CNPJ No 46.078.432/0001-16; State Enrolment NIRE No 35 2 1806451 8)

INTO

Suzano Petroquímica S.A.

(Federal Taxpayer ID CNPJ/ No 04.705.090/0001-77; State Enrolment NIRE No 35 3 0018786 5)

Suzano Petroquímica S.A. (Federal Taxpayer ID CNPJ No 04.705.090/0001-77; State Enrolment NIRE No 35 3 0018786 5), headquartered in this Capital City at Avenida Brigadeiro Faria Lima, 1.355, 9th floor, hereinafter referred to as Incorporating Company, and **SPQ Investimentos e Participações Ltda.** (Federal Taxpayer ID CNPJ No 46.078.432/0001-16; State Enrolment NIRE No 35 2 1806451 8), headquartered in this Capital City at Avenida Brigadeiro Faria Lima, 1.355, 10th floor, Sector A, hereinafter referred to as Incorporated Company, both represented by their Joint Presidents **João Pinheiro Nogueira Batista** (ID Card RG/SP No 36.605.155-6; Federal Taxpayer ID CPF/MF No 546.600.417-00), Brazilian, married, economist, and **José Ricardo Roriz Coelho** (ID Card RG/SP No 30.831.188-7; Federal Taxpayer ID CPF/MF No 210.373.021.-68), Brazilian, divorced, mechanical engineering, both residing and domiciled in this Capital City, with business address at Avenida Brigadeiro Faria Lima, 1.355, 9th floor, execute the present instrument of Protocol and Justification for the Incorporation of SPQ Investimentos e Participações Ltda. into Suzano Petroquímica S.A., as follows:

1. The capital stock of the Incorporated Company is of two hundred and twenty-seven million, forty-two thousand and seventy-six Reals (R$227,042,076.00), divided into two hundred twenty-seven million, forty-two thousand and seventy-six (227,042,076) quotas, with par value of one Real (R$1.00) each.

2. The book value of the Equity of the Incorporated Company is of two hundred and seventy million, seven hundred and eighty-nine thousand, three hundred and eighty-one Reals and seventy-three cents (R$270,789,381.73), according to balance sheets prepared on October 31, 2007, which shall serve as basis for the incorporation.

3. Considering that all the quotas representing the capital stock of the Incorporated Company are already held by the Incorporating Company, there will be no capital increase in the Incorporating Company resulting from the incorporation. On the date of the resolution on the incorporation, the Incorporating Company shall hold one hundred percent (100%) of the quotas in which is divided the capital stock of the Incorporated Company.

4. The incorporation shall be carried out considering (i) that the Incorporated Company sold its interests in Politeno Indústria e Comércio S.A. in April 04, 2006, and (ii) that the Incorporated Company sold its interests in Petroflex Indústria e Comércio S.A. in October 31, 2007.

5. Considering further that the full amount of the capital stock of the Incorporated Company is held by the Incorporating Company, and, therefore, there are no minority shareholders/partners, there will be no need for the preparation of a report of market prices for compliance with the provisions of article 264 of the Law of Corporations.

6. The company Adviser Auditores Independentes (Federal Taxpayer ID CNPJ No 00.758.473/0001-52; Regional Board of Accountants CRC-02/SP No 18.553/0-2) is designated to carry out the evaluation of the net wealth of the Incorporated Company "ad referendum" the General Meeting of the Incorporating Company.

7. The net wealth of the Incorporated Company shall be assessed by its book value, on the October 31, 2007, and the subsequent equity changes shall belong to the Incorporating Company.

8. There are no liabilities and/or contingent liabilities not recorded in the books, to the knowledge of the Incorporating Company, to be absorbed by it as a result of the Incorporation.

9. The interest in the transaction is to simplify controls and reduce administrative costs, considering that the Incorporated Company has no further operating activities, and that the Incorporating Company is the sole shareholder of the Incorporated Company. The Incorporating Company shall succeed the Incorporated Company in all its rights and obligations, without interruption.

São Paulo, November 06, 2007.

Suzano Petroquímica S.A.

SPQ Investimentos e Participações Ltda.

SUZANO PETROQUÍMICA S.A.
Authorized Capital Publicly Traded Company
Federal Taxpayer ID CNPJ/MF No 04.705.090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Special General Meeting

DATE, TIME AND PLACE: November 30, 2007, at 8:00 AM, at Avenida Brigadeiro Faria Lima, 1355, 10th floor, in this Capital.

ATTENDANCE: shareholders representing more than two thirds of the voting capital stock. Attended the meeting also Mr. Paulo Cesar Domingues Chagas, legal representative of Adviser Auditores Independentes and Luiz Augusto Marques Paes, member of the Audit Committee of the Company.

BOARD: Moacir Zilbovicius, Chairman of the Board; Marcos Kubo, Secretary.

AGENDA: to approve the following matters related to the incorporation of SPQ Investimentos e Participações Ltda. (Federal Taxpayer ID CNPJ No 46.078.432/0001-16, State Enrollment NIRE 35 2 1806451 8) ("SPQ") by the Company:

1. Ratify the designation and hiring of Adviser Auditores Independentes, as the specialized company which proceeded with the preparation of the appraisal report of the net wealth of SPQ, based on the financial statements of SPQ dated October 31, 2007 ("Appraisal Report");

2. Review and approve the "Protocol and Justification of Incorporation of SPQ Investimentos e Participações Ltda. by Suzano Petroquímica S.A.", entered today between the management of the Company and of SPQ ("Protocol of Incorporation");

3. Discuss and approve the Appraisal Report, attached to the Protocol of Incorporation; e

4. Discuss and approve the incorporation of SPQ by the Company, in compliance with the terms and conditions of the Protocol of Incorporation, with the resulting dissolution of SPQ.

DOCUMENTS MADE AVAILABLE AND PUBLICATIONS:

a) Publication of call in the State Official Gazette on November 14, 15 and 17, 2007, and in the newspaper Valor Econômico of November 14, 16 and 19, 2007;

b) Protocol of Incorporation;

c) Financial Statements of SPQ dated October 31, 2007;

d) Appraisal Report;

e) Decision of the Securities Exchange Commission Panel dated November 12, 2007 in Case CVM RJ-2007-13459, waiving the presentation of audited financial statements of the companies involved in the incorporation; and

f) Opinion by the Audit Committee, dated November 13, 2007, with a favorable advice to the incorporation of SPQ by the Company.

RESOLUTIONS UNANIMOUSLY TAKEN:

The General Meeting of the Company, after having knowledge of the agenda, of the documents and publications above mentioned, in special the decision by the Securities Exchange Commission Panel dated of November 12, 2007 in the Case CVM RJ-2007-13459, waiving the presentation of the audited financial statements of the companies involved in the incorporation, the General Meeting of the Company decided on the matters of the Agenda as follows:

1. Ratify the designation of Adviser Auditores Independentes for preparing the Appraisal Report of the net wealth of the incorporated company SPQ Investimentos e Participações Ltda.

2. Approve the full contents and with no restrictions, the Protocol of Incorporation, prepared based on articles 224 and 225 of the Corporations Act, which shall be an integral part hereof as Exhibit I.

3. Approve the Appraisal Report, justifying the fixation of the total amount of the net wealth of SPQ to be incorporated by the Company in two hundred and seven million, seven hundred and eighty-nine thousand, three hundred and eighty-one Brazilian Reals with seventy-three cents (R$270,789,381.73).

4. Approve the incorporation of SPQ, which is amalgamated into Company, which shall act as its successor in all rights and obligations, incorporation carried out with no capital increase. As a consequence, the incorporated company SPQ Investimentos e Participações Ltda. was dissolved, pursuant to article 1118 of the Brazilian Civil Code.

As a result of the resolutions approved hereby, the General Meeting authorized hereby the Directors of the Company to practice all acts necessary to implement the incorporation of SPQ by the Company.

CLOSURE:

The publication of these minutes is authorized as set forth in paragraph two of article 130 of the Corporations Act. After being read and approved, these minutes are signed by those attending the meeting.

São Paulo, November 30, 2007.

Moacir Zilbovicius
Chairman of the Board

Marcos Kubo
Secretary

Shareholder

DAPEAN PARTICIPAÇÕES S.A.

By Moacir Zilbovicius – lawyer

Members of the Audit Committee

Luiz Augusto Marques Paes

Rubens Barletta

José Edison da Silva

Representative of the Company in charge of the Appraisal of the Net Wealth of SPQ

Paulo Cesar Domingues Chagas
Adviser Auditores Independentes

SUZANO PETROQUÍMICA S.A.
Authorized Capital Publicly Traded Company
Federal Taxpayer ID CNPJ/MF No 04.705.090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Meeting of the Board of Directors

On November 30, 2007, at 8:15 AM, at the Company's headquarter, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city of São Paulo, State of São Paulo, the undersigned members of the Board of Directors of the Company had a meeting. Mr. David Feffer, Chairman of the Board of Directors, served as Chairman of the meeting and invited me, Fábio Eduardo de Pieri Spina to serve as secretary. The Chairman said that this meeting had as purpose to decide on the election of new members of the Management of the Company, considering the indication by Petróleo Brasileiro S.A. – PETROBRAS ("Petrobras") according to item 3.2(v) of the Shares Sale Agreement entered on August 3, 2007 between Petrobras and the controlling shareholders of the Company, considering the replacement of the members of the Management. After having discussed the matters, the Board of Directors unanimously decided: **1.** To dismiss Mr. João Pinheiro Nogueira Batista, Co-Chairman; Mr. José Ricardo Roriz Coelho, Co-Chairman; Mr. José Alfredo de Freitas, Financial and Administrative Officer; Mr. Antonio Gomes de Mattos Neto, Industrial Officer; Kátia Macedo Rodrigues, Planning, New Businesses and Participation Officer, according to the policies in force in the Company and in compliance with the laws in force. Considering the dismissal of the members of the Management above mentioned, the Board of Directors thanks them herein for the services rendered for the Company during the period of their terms in office, granting them, with the condition mentioned below, a release for the acts practiced in the exercise of its respective functions in the management of the Company. Said release is conditioned to the approval of the accounts of the Management of the Company as regards the fiscal year to be ended on December 31, 2007 by the annual general meeting. **2.** Considering the vacancy in the offices of the Management of the Company and according to clause 3.2 (v) of the Share Sale Agreement entered on August 3, 2007 between Petrobras and the indirect controlling shareholders of the Company, the Board of Directors, in compliance with the directives of Petrobras decided to elect the following members to conclude the ongoing terms in office: as **Chairman:** José Ricardo Roriz Coelho, (Federal Tax ID CPF/MF No. 210.373.021-68 – Identity Card RG No. 30.831.188-7 SSP/SP), Brazilian, divorced, mechanical engineer, with business address at Rua Dr. Fernandes Coelho, 85 – 15th floor – Pinheiros CEP 05423-040 –

São Paulo – SP; as **Industrial Officer**: Antonio Gomes de Mattos Neto, (Federal Tax ID CPF/MF No. 600.524.307-15 - Identity Card RG 05.820.814-1 IFP/RJ), Brazilian, separated in court, chemical engineer, with business address at Rua Dr. Fernandes Coelho, 85 – 15th floor – Pinheiros CEP 05423-040 – São Paulo – SP; as **Financial Officer**: Antonio Roberto da Silva (Federal Tax ID CPF/MF No. 510.308.377-91 – CRC No. 55019-0 CRC- RJ), Brazilian, separated in court, accountant, residing and domiciled at Rua Antonio Basílio, 176 – apt. 502 - Tijuca - CEP 20511-190 – Rio de Janeiro RJ, who cumulatively serves as **Investor Relations Officer**; and as **Planning, New Businesses and Participation Officer**: Katia Macedo Rodrigues, (Federal Tax ID CPF/MF No. 825.965.067-34 - Identity Card RG 05.677.974-7 SSP/RJ), Brazilian, divorced, chemical engineer, with business address at Rua Dr. Fernandes Coelho, 85 – 15th floor – Pinheiros CEP 05423-040 – São Paulo – SP. The members of the Management now elected shall take office through the signature of the respective instruments of taking office, in the book of Minutes of the Meetings of the Management, according to article 149 of Law No. 6.404/76, as amended, and the current Officers shall remain in their offices. The members of the Management now elected declare, under the penalties of the law, that they know the provisions of article 147 of Law No. 6.404/76, as amended, and comply with the legal requirements to be members of the Management of the Company and declare not to be prevented to exercise administrative offices by any special law, as a result of any criminal conviction, or for being under its effects; as a result of a penalty which prevents, even temporarily, the exercise of public offices; or as a result of a crime of bankruptcy, prevarication, bribery, embezzlement, grafting, or another crime against the popular economy, against the Brazilian financial system, against the rules of defense of competition, against the consumer relations, public faith or the property. The other offices shall remain vacant and shall be fulfilled up to the next meeting of this Board of Directors. The new Board of Directors, elected today, shall ratify the election of the members of the Management now elected at the next meeting of this body. There having no further business, the meeting was closed, these minutes were drawn up and, after read and approved, is signed by all the attending members. São Paulo, November 30, 2007.

David Feffer
Board Chairman and
Board of Directors Chairman

Fábio Eduardo de Pieri Spina
Secretary

Boris Tabacof
Vice-Chairman

Daniel Feffer
Vice-Chairman

Jorge Feffer
Director

Antonio de Souza Correa Meyer
Director

Claudio Thomaz Lobo Sonder
Director

Adhemar Magon
Director

Roger Agnelli
Director

Pedro Pullen Parente
Director

END